Exhibit 2.1

Execution Version
CONFIDENTIAL

Equity Purchase Agreement by and between Yum! Brands, Inc. and Toppings TopCo, LLC June 16, 2026

Page
1.01    Definitions    2
1.02    Other Definitional Provisions    21
ARTICLE II PURCHASE AND SALE; CLOSING    23
2.01    Purchase and Sale of the Equity Interests    23
2.02    Excluded Assets; Excluded Liabilities    23
2.03    Transferred Assets; Transferred Liabilities    23
2.04    Nontransferable Assets    24
2.05    The Closing    25
2.06    The Closing Transactions    25
2.07    Closing Cash Proceeds Adjustment    26
2.08    Certain Payments    28
2.09    Withholding    28
2.10    Allocation of Purchase Price    29
2.11    Earn-Out Payment.    30
ARTICLE III CONDITIONS TO CLOSING    33
3.01    Conditions to Purchaser’s Obligation    33
3.02    Conditions to Seller’s Obligations    34
3.03    Conditions to All Parties’ Obligations    34
3.04    Frustration and Waiver of Closing Conditions    35
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER    35
4.01    Authority, Validity and Effect    35
4.02    Title to Equity Interests    35
4.03    No Violation    36
4.04    Governmental Bodies; Consents    36
4.05    Litigation    36
4.06    Brokerage    36
ARTICLE V REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE GROUP COMPANIES    36
5.01    Organization and Corporate Power    37
5.02    No Breach    37
5.03    Equity Interests; Subsidiaries    37
5.04    Financial Statements    38
5.05    Absence of Undisclosed Liabilities    38
5.06    No Material Adverse Change; Absence of Certain Developments    39
5.07    Title to Properties    39
5.08    Tax Matters    39
5.09    Material Contracts    41
5.10    Intellectual Property; Data Privacy    42
5.11    Litigation    45
5.12    Employee Benefit Plans    46
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Page
5.13    Insurance    47
5.14    Environmental Matters    48
5.15    Affiliated Transactions    48
5.16    Brokerage    49
5.17    Compliance with Laws    49
5.18    Licenses and Permits    49
5.19    International Trade and Anti-Corruption    49
5.20    Employee Matters    50
5.21    Material Vendors    51
5.22    Franchise Matters    51
5.23    Sufficiency of the Assets    53
5.24    Quality and Safety of Food & Beverage Products    53
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASER    54
6.01    Organization and Corporate Power    54
6.02    Authorization    54
6.03    No Violation    54
6.04    Governmental Bodies; Consents    54
6.05    Litigation    55
6.06    Brokerage    55
6.07    Investment Representation    55
6.08    Financial Ability    55
6.09    Financing    55
6.10    Guarantee    56
6.11    Solvency    56
6.12    Foreign Person    57
ARTICLE VII COVENANTS OF SELLER    57
7.01    Conduct of the Business    57
7.02    Access to Books and Records    60
7.03    Regulatory Filings    61
7.04    Exclusive Dealing    61
7.05    Intercompany Obligations and Agreements    61
7.06    Financing    61
7.07    Seller Financing Cooperation    63
7.08    Pre-Closing Assignments    67
7.09    Pre-Closing Reorganization    68
ARTICLE VIII COVENANTS OF PURCHASER    69
8.01    Access to Books and Records    69
8.02    Transaction Personal Data    70
8.03    Director, Manager and Officer Liability and Indemnification    70
8.04    Efforts    71
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Page
8.05    Contact with Business Relations    71
8.06    Continuing Confidentiality    71
8.07    Access and Investigation; Non-Reliance    71
8.08    R&W Insurance Policy    72
8.09    Guarantees; Other Obligations    72
8.10    Solvency After Closing    73
ARTICLE IX TERMINATION    73
9.01    Termination    73
9.02    Effect of Termination    75
9.03    Termination Fee and Related Matters.    75
ARTICLE X ADDITIONAL AGREEMENTS AND COVENANTS    76
10.01    Acknowledgements    76
10.02    Further Assurances    77
10.03    Employees and Employee Benefits    78
10.04    Antitrust Notification; Consents    80
10.05    Wrong Pockets    82
10.06    Insurance    83
10.07    Shared Contracts    84
10.08    Transition Services Agreement    85
10.09    Intellectual Property Matters    85
10.10    Record Retention    86
10.11    Witness Cooperation    86
10.12    Privilege Matters    87
10.13    Confidential Information    90
10.14    Indemnification    91
10.15    Occupancy Agreements    93
10.16    Restrictive Covenants    93
10.17    Proceedings.    95
10.18    Audit Support.    95
ARTICLE XI NO SURVIVAL OR CLAIMS FOR REPRESENTATIONS, WARRANTIES, OR PRE-CLOSING COVENANTS    96
11.01    Survival    96
11.02    Exclusive Remedy    96
ARTICLE XII TAX MATTERS    97
12.01    Allocation of Certain Taxes    97
12.02    Seller Prepared Tax Returns    97
12.03    Purchaser Prepared Tax Returns.    98
12.04    Tax Proceedings.    99
12.05    Cooperation on Tax Matters    99
12.06    Post-Closing Actions    100
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Page
12.07    Transfer Taxes    100
12.08    Post-Closing Transactions Not in the Ordinary Course    101
12.09    Refunds and Credits    101
12.10    Section 338 Election    101
12.11    Intended Tax Treatment    102
12.12    Adjustment to Enterprise Value    102
12.13    Seller-Borne Post-Closing Tax Deductions    102
12.14    No Compensation for Pre-Closing Group Relief    103
ARTICLE XIII MISCELLANEOUS    104
13.01    Press Releases and Communications    104
13.02    Expenses    104
13.03    Notices    104
13.04    Assignment    105
13.05    Severability    105
13.06    Construction    105
13.07    Amendment and Waiver    106
13.08    Complete Agreement    106
13.09    Third Party Beneficiaries    106
13.10    Counterparts    107
13.11    GOVERNING LAW; CHOICE OF LAW    107
13.12    Exclusive Jurisdiction and Venue; WAIVER OF JURY TRIAL    107
13.13    Legal Representation    108
13.14    Non-Recourse Parties    109
13.15    Deliveries to Purchaser    109
13.16    Conflict Between Transaction Documents    109
13.17    Specific Performance    109
13.18    Relationship of the Parties    110
13.19    Release    110
13.20    Debt Financing Sources    111

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EXHIBITS

Exhibit A	-	[Reserved]
Exhibit B	-	[Reserved]
Exhibit C	-	Rules of Engagement for Firm
Exhibit D	-	Form of Transition Services Agreement
Exhibit E	-	Reorganization Steps Plan
Exhibit F	-	Form of IP Cross License and Joint Ownership Agreement
Exhibit G	-	[Reserved]
Exhibit H	-	Form of Intellectual Property Confirmation and Assignment
Exhibit I	-	Form of Pizza Hut PRC License Agreement
Exhibit J	-	Form of Co-Existence Agreement
Exhibit K	-	Earn-Out EBITDA Accounting Principles
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EQUITY PURCHASE AGREEMENT
THIS EQUITY PURCHASE AGREEMENT (this “Agreement”), dated as of June 16, 2026, is made by and between (i) Yum! Brands, Inc. (“Seller”) and (ii) Toppings TopCo, LLC, a Delaware limited liability company (“Purchaser”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article I.
RECITALS
WHEREAS, Seller is engaged in the global Pizza Hut business, consisting of the development, ownership, operation, franchising and licensing of “Pizza Hut” and “Telepizza”-branded restaurants that sell pizza and related food and beverage items;
WHEREAS, Seller owns (directly or indirectly), and following the completion of the Reorganization Steps will own (directly or indirectly), beneficially and of record all of the issued and outstanding equity interests of Pizza Hut Holdings, LLC (“PHH”), KFC International Holdings II LLC (“KFC IH”), Pizza Hut Asia Pacific Franchise Pte. Ltd. (“PH Singapore”), Maple Glade Partners, LLC (“Maple Glade”) and PH North America LLC (“PH North America”, and together with PHH, KFC IH and PH Singapore, each a “Seller Subsidiary” and together the “Seller Subsidiaries”);
WHEREAS, following the completion of the Reorganization Steps,
(i)    PHH will own directly, beneficially and of record all of the issued and outstanding equity securities of (A) PH US (the “PH US Equity Interests”), (B) PH International (the “PH International Equity Interests”) and (C) PH Services (“PH Services Equity Interests”);
(ii)    Maple Glade will own directly, beneficially and of record all of the issued and outstanding equity securities of (A) PH UK (the “PH UK Equity Interests”), (B) PH South Africa (the “PH South Africa Equity Interests”) and (C) PH Lux (the “PH Lux Equity Interests”); and
(iii)    KFC IH will own directly, beneficially and of record all of the issued and outstanding equity securities of PH North America (the “PH North America Equity Interests”).
WHEREAS, following the completion of the Reorganization Steps, on the terms and subject to the conditions set forth in this Agreement, Seller desires to cause the applicable Seller Subsidiaries to sell, to the applicable Designated Purchaser, and Purchaser desires to cause the applicable Designated Purchaser to purchase from Seller or such applicable Seller Subsidiaries all of the Equity Interests;
WHEREAS, concurrently with the execution of this Agreement, Purchaser has delivered to Seller a fully executed commitment letter from LongRange Capital Fund I, L.P. (the “LRC Investor”) and FSP LR, L.P. (collectively, the “Investors”), dated as of the date hereof (the “Equity Commitment Letter”); and
WHEREAS, concurrently with the execution of this Agreement, and as an inducement to and condition of Seller’s willingness to enter into this Agreement, Purchaser is delivering to Seller a limited guarantee from LRC Investor (the “Guarantor”), in favor of Seller with respect to the performance by Purchaser of certain of its obligations hereunder, duly executed by the Guarantor and dated as of the date hereof (the “Guarantee”).

AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Article I

DEFINITIONS
1.01Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:
“Accounting Principles” means the principles set forth on Schedule 1.01(a).
“Acquisition Proposal” means any proposal or offer from any Person (other than Purchaser or its Affiliates and representatives) relating to any direct or indirect acquisition or purchase of all or a material portion of the Business or the equity interests of the Group Companies, whether such transaction takes the form of a sale of equity interests, merger, reorganization, recapitalization, sale of assets or otherwise.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise. For the avoidance of doubt, (i) no Franchisee shall be deemed to be an Affiliate of Seller or the Group Companies solely by virtue of being a Franchisee or a party to a Company Franchise Agreement and (ii) Yum China Holdings, Inc. (“YCH”) and its subsidiaries are not Affiliates of Seller or the Group Companies.
“Affiliated Group Tax Returns” is defined in Section 12.02.
“Agreement” is defined in the Preamble.
“AI Technology” means any machine-based system or Software that, for explicit or implicit human-defined objectives, infers, from the input it receives, how to generate outputs (such as predictions or recommendations) that influence physical or virtual environments, in each case, which would normally require human intelligence to produce, including: (i) large language models and foundation models that are intended to perform generally applicable functions such as image and speech recognition, audio and video generation, pattern detection, question answering, translation and other forms of content production with or without human involvement or oversight; and (ii) neural networks, statistical machine learning algorithms, or reinforcement machine learning that operate with or without human involvement or oversight.
“Allocation Methodology” is defined in Section 2.10(a).
“Allocation Statement” is defined in Section 2.10.
“Ancillary Agreements” means the Transition Services Agreement, IP Ancillary Agreements, Occupancy Agreements, the Equity Commitment Letter, the Guarantee and the other agreements, documents, instruments, writings and/or certificates contemplated by this Agreement to be executed by a party hereto or any of its Affiliates, as applicable, in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1, et seq.), (ii) the U.K. Bribery Act 2010, and (iii) any applicable anti-bribery and anti-corruption Laws.
“Asset Allocation Statement” is defined in Section 2.10(a).
“Authorized Representative” is defined in Section 7.02(a).
“Balance Sheet Date” is defined in Section 5.04.
“Bill of Sale” is defined in Section 2.06(b).
“Business” means (i) the global Pizza Hut business of Seller, excluding PRC, consisting of the development, ownership, operation, franchising and licensing of “Pizza Hut” and “Telepizza”-branded restaurants that sell pizza and related food and beverage items (including, for the avoidance of doubt, the Pizza Hut WingStreet concept and all sub-brands or concepts of the Business as of the date of this Agreement), as conducted as of the date of this Agreement and immediately prior to the Closing (which, for the avoidance of doubt, shall include any initiatives for which the Group Companies (or Seller or any of its Affiliates on behalf of any Group Companies) have expended material resources in pursuit of as of the Closing Date), and (ii) the “Dragontail” technology platform of Seller.
“Business Day” means any day other than a Saturday, Sunday, or a day on which all banking institutions of New York, New York are authorized or obligated by Law or executive order to close.
“Business Employees” means (i) all employees and individual service providers of the Group Companies and (ii) those employees of Seller or its Affiliates (other than the Group Companies), who work primarily for the Business, in each case with respect to clauses (i) and (ii), all of whom as of the date hereof are set forth on Schedule 1.01(b) (which Schedule may be updated from time to time by Seller following the date hereof and prior to the Closing to reflect any updates as a result of the fulfillment of open positions (as set forth on Schedule 7.01(b)(v)) and positions that are vacated by former Business Employees).
“Business Intellectual Property” means all Owned Intellectual Property and all Intellectual Property licensed or provided under an Intellectual Property License.
“Business IT Systems” means all networks, computers, Software, servers, workstations, routers, hubs, switches, endpoints, platforms, electronics, storage, firmware, hardware, data communications lines, and all other information technology services, and all electronic connections between them, in each case that are owned or used by, licensed or leased to any of the Group Companies or any member of the Seller Group to the extent primarily used or primarily held for use to process, store, maintain, or operate data, information or functions used in connection with or in the operation of the Business.
“Byte MSA” is defined in Section 5.10(c).
“Cash” means, as of a given time, an amount equal to the aggregate amount of all cash, cash equivalents and marketable securities of the Group Companies and deposits in transit, money market or similar accounts, short-term investments, inbound checks and outstanding wires, drafts, but net of outgoing wires, drafts and issued but uncleared checks, in each case, calculated on a consolidated basis, only to the extent convertible into unrestricted cash within thirty (30) days and without giving effect to the consummation of the transactions contemplated hereby; provided, that “Cash” shall not include any Restricted Cash. Cash shall be reduced for (i) any payments made between the Measurement Time and the Closing which reduce Transaction Expenses or Indebtedness and (ii) any dividends or distributions between the Measurement Time and the Closing. In the event that as of the Measurement Time, (a) the aggregate balance of the components of the definition of Cash exceeds $24,650,000 (the “Cash Cap”), such amount in excess of the Cash Cap shall be disregarded for purposes of calculating the Closing Cash Proceeds and/or (b) the balance of the components of the definition of Cash (1) exceeds an amount set forth, for each jurisdiction, on Schedule 1.01(c) (the “Jurisdictional Cash Cap”), the net repatriation costs of such amount in excess of the applicable Jurisdictional Cash Cap shall, without limitation of any reduction on an aggregate basis under clause (a), be treated as a dollar-for-dollar reduction to the Closing Cash Proceeds or (2) is less than an amount set forth, for each jurisdiction, on Schedule 1.01(c) (the “Cash Floor”), the shortfall below such Cash Floor in any jurisdiction shall be treated as a dollar-for-dollar reduction to the Closing Cash Proceeds.
“Cash Allocation Statement” is defined in Section 2.10(a).
“Closing” is defined in Section 2.05.
“Closing Business Employees” means all Business Employees that are employed by or provide services to the Group Companies, Seller or its Affiliates as of the Closing.
“Closing Cash Proceeds” means (i) the Enterprise Value, minus (ii) the amount of Indebtedness outstanding as of immediately prior to the Closing, plus (iii) the amount of Cash as of the Measurement Time, minus (iv) the amount (if any) by which Closing Working Capital is less than Target Working Capital, plus (v) the amount (if any) by which Closing Working Capital is greater than Target Working Capital, minus (vi) all Transaction Expenses, minus (vii) the Specified Amount. For the avoidance of doubt, no items included in the definitions of Cash, Indebtedness, Transaction Expenses or Working Capital shall be double counted for purposes of calculating the Closing Cash Proceeds hereunder.
“Closing Date” is defined in Section 2.05.
“Closing Statement” is defined in Section 2.07(b).
“Closing Working Capital” means Working Capital as of the Measurement Time.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collective Bargaining Agreement” means any collective bargaining agreement or other contract with a labor union, trade union agreement or foreign works council contract or arrangement.
“Company” means each of (i) PH US, (ii) PH International, (iii) PH Services, (iv) PH UK, (v) PH South Africa, (vi) PH Lux, and (vii) PH North America.
“Company Franchise” is defined in the definition of “Company Franchise Agreement”.
“Company Franchise Agreement” means any franchise or license agreement, including any development and master franchise agreement, effective as of the date hereof, pursuant to which any of the Group Companies grants or purports to grant to any Franchisee the right to develop and operate, or to license others to develop and operate, “Pizza Hut” or “Telepizza” restaurants (each, a “Company Franchise”).
“Company Indemnified Party” is defined in Section 8.03(b).
“Compliant” means, with respect to the Required Information, that such Required Information does not contain any untrue statement of a material fact regarding the Business or omit to state any material fact regarding the Business necessary in order to make such Required Information not materially misleading under the circumstances.
“Confidential Information” means all non-public, confidential or proprietary Information (a) with respect to Purchaser (and members of the Purchaser Group), that relates to the Business or Purchaser or any member of the Purchaser Group, and (b) with respect to Seller (and any member of the Seller Group), that relates to the Seller Group or the Seller Business, in each case of clauses (a) and (b), except for any Information that is (i) in the public domain or known to the public through no fault of the receiving party or any member of its Group, (ii) lawfully acquired after the Closing by the receiving party or any member of its Group from other sources not known to be subject to confidentiality obligations with respect to such Information or (iii) independently developed by the receiving party or any member of its Group after the Closing without reference to any Confidential Information.
“Continuation Period” is defined in Section 10.03(c).
“Continuing Employee” is defined in Section 10.03(c).
“Contract” means any written contract, indenture, note, bond, letter of credit, pledge, instrument, lease, mortgage, license, legally binding commitment or other agreement to which the applicable Person is a party or by which the applicable Person or any of its properties or assets is bound.
“Credit Agreement” means that certain Credit Agreement, dated as of June 16, 2016, by and among Pizza Hut Holdings, LLC, KFC Holding Co. and Taco Bell of America, LLC, as the Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the Lenders party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Damages” means, subject to Section 10.14, all liabilities, losses (including first party losses), costs, Taxes, obligations, charges, expenditures, settlements, expenses, judgments, claims, awards, penalties or fines, of whatever kind, including reasonable and documented out-of-pocket fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the reasonable costs of investigation and monitoring of such matters, and the reasonable costs of enforcement of the indemnity or investigating, defending or prosecuting any Proceeding.
“Data Breach” is defined in Section 5.10(l).
“Data Privacy Laws” means all applicable Laws relating to the Processing of Personal Data in connection with the Business, including the California Consumer Privacy Act, any other U.S. state privacy or data protection Laws, the General Data Protection Regulation (EU) 2016/679 (including as it forms part of the laws of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), the UK Data Protection Act 2018, the ePrivacy Directive (2002/58/EC), the UK Privacy and Electronic Communications (EC Directive) Regulations 2003, the Swiss Federal Act on Data Protection,

the Canadian Personal Information Protection and Electronic Documents Act, the Australian Privacy Act 1988, the Indian Digital Personal Data Protection Act 2023, the Protection of Personal Information Act 2013 (South Africa), and any other applicable data protection or privacy Laws, in each case as amended, supplemented, or replaced from time to time.
“Data Protection Requirements” is defined in Section 5.10(k).
“Data Room” is defined in Section 8.07.
“Debt Financing” is defined in Section 6.09.
“Debt Financing Source” means, in its capacity as such, any lender or similar debt financing source (including parties to any joinder agreement or amendments joining such Persons to any Debt Commitment Letter) that has committed to provide or arrange or has otherwise entered into agreements in connection with any Debt Commitment Letter or all or any part of the Debt Financing and their respective Affiliates, and such lender’s or other debt financing source’s (and their respective Affiliates’) equity holders, members, employees, officers, directors, controlling persons, attorneys, agents, or advisors and their respective successors and assigns involved in the Debt Financing (or any replacement debt financings); provided that, it is understood and agreed for the avoidance of doubt, that “Debt Financing Source” shall exclude Purchaser and/or any Affiliate thereof.
“Delayed Transfer Employee” is defined in Section 10.03(a)(ii).
“Delayed Transferred Asset or Liability” is defined in Section 2.04.
“Disclosure Schedules” means the Disclosure Schedules delivered in connection with, and constituting a part of, this Agreement.
“Divestiture Action” is defined in Section 10.04(b).
“Electronic Delivery” is defined in Section 13.10.
“Earn-Out Accounting Firm” has the meaning set forth in Section 2.11(b)(ii)(C).
“Earn-Out Amount” means, for any EBITDA Fiscal Year, (i) $75,000,000 (the “Earn-Out Achievement Amount”), if Earn-Out EBITDA for such EBITDA Fiscal Year is greater than or equal to $300,000,000 and (ii) $0, if Earn-Out EBITDA for such EBITDA Fiscal Year is less than $300,000,000.
“Earn-Out Dispute Notice” has the meaning set forth in Section 2.11(b)(ii)(A).
“Earn-Out EBITDA” means the net income (or loss) of the Group Companies in a given EBITDA Fiscal Year, determined in accordance with the principles set forth on Exhibit K.
“Earn-Out Period” means the period beginning on the Closing Date and ending on December 31, 2029.
“Earn-Out Records” has the meaning set forth in Section 2.11(c).
“EBITDA Fiscal Year” means the fiscal years of the Group Companies ending on December 31, 2027, December 31, 2028 and December 31, 2029, respectively.

“EBITDA Fiscal Year Audit” means the audited financial statements of the Group Companies on a consolidated basis for the applicable EBITDA Fiscal Year.
“Employee Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, and each other employee benefit plan, program, arrangement or agreement, including each employment, form offer letter, consulting, equity or equity-based compensation, profit-sharing, bonus, incentive, deferred compensation, health, welfare, retirement, life insurance, retiree medical, employee assistance, severance or fringe plan, program, arrangement or agreement, in each case, that is sponsored, maintained, or contributed to by Seller or any of its Affiliates for the benefit of any Business Employee or by any Group Company or for which any Group Company has any direct or indirect liability; provided, however, that any (i) Multiemployer Plan, (ii) plan or program sponsored by a Governmental Body to which a Person is required by Law to contribute or that requires the mandatory payment of social insurance charges or taxes or similar contributions to a governmental fund with respect to the wages of an employee or (iii) plan or program sponsored or maintained by a Franchisee, shall not be an Employee Benefit Plan.
“Enforceability Exceptions” is defined in Section 4.01.
“Entangled Locations” is defined in Section 10.15.
“Enterprise Value” means one billion, four hundred and eighty eight million dollars ($1,488,000,000).
“Environmental Claim” is defined in Section 5.14(b).
“Environmental Laws” means all Laws concerning: (i) pollution or protection of the environment, (ii) human or worker health and safety (with respect to exposure to Hazardous Materials) or (iii) the use, generation, handling, sale, transportation, marketing, treatment, storage, disposal, distribution, labeling, discharge, Release, threatened Release, control, cleanup of, or exposure to, any Hazardous Materials.
“Environmental Permit” means any authorization, consent, license, identification number and permit required under Environmental Law.
“Equity Commitment Letter” is defined in the Recitals.
“Equity Interests” means (i) the PH US Equity Interests, (ii) the PH International Equity Interests, (iii) the PH Services Equity Interests, (iv) the PH UK Equity Interests, (v) the PH South Africa Equity Interests, (vi) the PH Lux Equity Interests, and (vii) the PH North America Equity Interests.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Estimated Closing Cash Proceeds” is defined in Section 2.07(a).
“Excluded Assets” is defined in Section 2.02(a).
“Excluded Benefits” is defined in Section 10.03(d).
“Excluded Liabilities” is defined in Section 2.02(a).

“FDD” is defined in Section 5.23(d).
“Financial Statements” is defined in Section 5.04.
“Firm” is defined in Section 2.07(e).
“Franchisee” means a Person, other than Seller or the Group Companies, that is granted a right directly by the Group Companies to develop or operate, or to license others to develop or operate, a Company Franchise within a specific geographic area or at one or more specific locations.
“Franchise Laws” means the FTC Rule and any other applicable Law regulating the offer or sale of franchises or business opportunities (including any pre-sale registration or disclosure law) or the relationship between franchisors and franchisees.
“Franchise Past Practices” means (i) workouts with Material Franchisees intended to prevent the insolvency of such Material Franchisee, prevent store closures, or to facilitate the transfer of restaurants by such Material Franchisee to an approved purchaser, and (ii) granting incentives for the development of new restaurants consistent with past practice. For the avoidance of doubt, Franchise Past Practices will not include any (a) permanent waivers of material royalties owed to any Group Company, or (b) temporary waivers or deferrals of material royalties owed to any Group Company that extend the deadline for the payment of such material royalties beyond December 31, 2026.
“Fraud” means, with respect to a Person, the knowing and intentional fraud of such Person in such Person’s making of an express representation or warranty contained in this Agreement or contained in any certificate delivered by such Person at Closing pursuant to this Agreement, with the actual knowledge of such Person that such representation or warranty was false when made (as opposed to the making of a representation or warranty (affirmatively or by omissions) negligently, recklessly or without actual knowledge of its truthfulness) and which was made with the actual intent of such Person of deceiving and inducing the party hereto to whom such representation and warranty was made herein or in such certificate to enter into or consummate the transactions contemplated by this Agreement and upon which such party hereto reasonably and justifiably relied (subject, for the avoidance of doubt, to Sections 8.06 and 10.01) to its material detriment.
“FTC” means the United States Federal Trade Commission or any successor thereto.
“FTC Rule” means the FTC trade regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 C.F.R. Section 436.1 et seq.
“Fundamental Representations” means the representations and warranties set forth in Section 4.01, Section 4.02, Section 4.03(a), Section 4.06, Section 5.01(a), Section 5.02(a), Section 5.03 and Section 5.16.
“GAAP” means United States generally accepted accounting principles in effect from time to time.
“Governing Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of incorporation, association, formation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of any such Person and (ii) all bylaws, voting agreements, stockholder agreements, investor rights agreements and similar documents, instruments or agreements relating, in each case, to the organization or governance of such Person, or the transfer of securities of such Person, in each case, as amended, restated, supplemented or otherwise modified.
“Governmental Approval” is defined in Section 4.04.
“Governmental Body” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, or any political subdivision thereof, (ii) federal, state, provincial, local, municipal, non-U.S., or other government, or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, regulatory body, or other entity and any court, arbitrator, or other tribunal).
“Group” means (i) with respect to Seller, the Seller Group, and (ii) with respect to Purchaser, the Purchaser Group.
“Group Company Names” means all Trademarks included in the Business Intellectual Property, including all Trademarks incorporating the “Pizza Hut”, “Telepizza” or “WingStreet”, names, either alone or in combination with any other words, phrases or logos, including all variations and derivatives of the foregoing.
“Group Companies” means the Companies and each of their respective Subsidiaries (direct or indirect), after giving effect to the Reorganization Steps.
“Group Subsidiary” means each of the Subsidiaries (direct or indirect) of the Companies.
“Guarantee” is defined in the Recitals.
“Guarantor” is defined in the Recitals.
“Hazardous Materials” means any chemical, substance, material or wastes defined, classified or otherwise characterized as “hazardous,” “toxic,” “corrosive,” or “radioactive,” or as a “pollutant” or “contaminant” or words of similar meaning or effect under, or for which liability or standards of conduct may be imposed pursuant to, Environmental Laws, including petroleum or any fraction thereof (including petroleum by-products), asbestos or asbestos-containing material, per- and polyfluoroalkyl substances, polychlorinated biphenyls, lead, noise, odor, urea formaldehyde, radiation, and mold.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.
“Inactive Business Employee” is defined in Section 10.03(a)(i).
“Income Tax Liability Amount” means any unpaid income Taxes of the Group Companies, other than any income Taxes required to be reported on an Affiliated Group Tax Return or otherwise payable by Seller or any member of the Seller Affiliated Group, for any Pre-Closing Tax Period, determined in accordance with Section 12.01 and calculated on a tax by tax, period by period, jurisdiction by jurisdiction and entity by entity basis, with zero dollars ($0) being the lowest amount for each such tax, period, jurisdiction or entity, and taking into account any deductions attributable to Transaction Expenses or amounts that would have been Transaction Expenses but were paid in cash prior to the Closing, in each case, to the extent deductible in a Pre-Closing Tax Period by any Group Company pursuant to Section 12.01, estimated Tax payments, prepaid Taxes and overpayments, in each case, attributable to any Pre-Closing Tax Period and legally available under applicable Law to reduce, offset, credit, refund or otherwise be taken into account against such specific unpaid income Taxes and solely to the extent not otherwise included in Working Capital. For purposes of this definition, within any applicable tax, period, jurisdiction or entity, (i) any consolidated, combined, unitary, fiscal unity or similar Tax group shall be treated as a single taxpayer and (ii) any entity disregarded as separate from its regarded owner for applicable Tax purposes shall be treated as part of its regarded owner. For the avoidance of doubt, withholding Taxes shall not be treated as income Taxes for purposes of this definition except to the extent such withholding Taxes are imposed on, or withheld from payments made to, a Group Company as the beneficial owner of the underlying income and are creditable against, refundable to, otherwise treated as a payment of, or otherwise included in determining such Group Company’s own income Tax liability for the applicable Pre-Closing Tax Period. For the avoidance of doubt, the Income Tax Liability Amount shall include any unpaid income Taxes of PH North America or any other Group Company arising from or attributable to the sale of any Maple Glade Equity Interests pursuant to the transactions contemplated by this Agreement only to the extent such income Taxes are not required to be reported on an Affiliated Group Tax Return and are not otherwise payable by Seller or any member of the Seller Affiliated Group. Any refund, credit or offset not taken into account in determining the Income Tax Liability Amount by reason of the zero-dollar floors described in this definition shall remain subject to Section 12.09.
“Indebtedness” means, without duplication and as calculated on a consolidated basis and without giving effect to the consummation of the transactions contemplated hereby, as of any particular time, and in each case, including any unpaid principal, premium, accrued and unpaid interest, early termination fees, breakage costs, related expenses and prepayment penalties on any such amounts, (i) the amount of all indebtedness for borrowed money of the Group Companies, (ii) liabilities of the Group Companies evidenced by bonds, debentures or notes, (iii) liabilities of the Group Companies evidenced by letters of credit, customs bonds, any surety or performance bonds, or any similar instruments to the extent drawn, (iv) liabilities of the Group Companies to the extent arising out of interest rate, currency, commodity or other similar collars, caps, forward contracts, hedging and other swap arrangements (including any offsetting balances that could be net against such liabilities, if applicable), (v) any obligation of the Group Companies under a capital or finance lease agreement that is required to be classified as a capital or finance lease in the Financial Statements or pursuant to the Accounting Principles, (vi) any deferred purchase price liabilities of the Group Companies related to past acquisitions, including earn-out payments, true-up obligations, capital expenditures and seller notes, in each case, whether contingent or otherwise (the “Earnout Obligations”) and valued at the amount reasonably expected to be paid by the Group Companies, (vii) all direct and indirect guarantees (or any other arrangement having the economic or contractual effect of a guarantee) by any Group Company of Indebtedness of a Person other than a Group Company, which Indebtedness is of a type described in clauses (i) through (vi) or (viii) through (xiii) (excluding any guarantees of any leases), (viii) any obligation secured by a Lien on any property of the Group Company, (ix) declared but unpaid dividends or distributions or amounts owed to Seller or its Affiliates, (x) the Income Tax Liability Amount, (xi) gift card and other stored-value card obligations or liabilities, (xii) any deficit, shortage or negative balance for 2026 net liabilities in any advertising fund managed by any Group Companies, in excess of $1,000,000 in the aggregate, (xiii) any liabilities for claims arising under the terms of the Seller Benefit Plans or Transferred Benefit Plans with respect to any Business Employee that have been incurred but not yet reported (the “IBNR Liabilities”); and (ix) all amounts received by Seller or any member of the Seller Group or any Group Company (to the extent received prior to Closing) related to the India Franchisee Merger attributable to the Business or any Group Company; provided, that “Indebtedness” shall not include (a) any such liabilities or obligations solely between or among any of the Group Companies solely to the extent eliminated upon consolidation, (b) any liabilities or obligations with respect to a real property or operating lease or any factoring arrangement(s), in each case, as classified in the Financial Statements, (c) any liabilities or obligations pursuant to the Credit Agreement, or (d) any costs, fees, expenses and payment obligations to the extent taken into account in determining Working Capital, or Transaction Expenses.
“Indenture” means that certain Indenture dated as of June 15, 2017, by and among Pizza Hut Holdings, LLC, KFC Holding Co. and Taco Bell of America, LLC, as the Issuers and The Bank of New York Mellon Trust Company, N.A., as Trustee, related to the senior notes due 2027, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, and including any notes issued thereunder.
“Indemnified Taxes” means, without duplication, any Taxes for any Pre-Closing Tax Period determined in accordance with Section 12.01 (i) imposed directly on a Group Company or (ii) for which a Group Company is liable pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law) (in each case, except to the extent included in Indebtedness as finally determined pursuant to Section 2.07); provided, that, subject to Section 10.14(d) and without duplication, “Indemnified Taxes” shall include any Taxes, penalties, interest, costs, fees and expenses for which any Group Company is or may become liable in connection with or arising out of the IRS Litigation.
“Indemnified Person” is defined in Section 10.14(c)(i).
“Indemnifying Person” is defined in Section 10.14(c)(i).
“India Franchisee Merger” means the transactions contemplated by that certain Binding Term Sheet, dated as of January 1, 2026, by and among Pizza Pete Franchising LLC, Devyani International Limited, Pizza Hut International LLC and the other Persons party thereto.
“Information” means information, content, and data in written, oral, electronic, computerized, digital or other tangible or intangible media, including (i) books and records, whether accounting, legal or otherwise, ledgers, studies, reports, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, marketing plans, customer names and information (including prospects), technical information relating to the design, operation, testing, test results and development of any party’s or its Group’s product or facilities (including product or facility specifications and documentation; engineering and design drawings, diagrams, layouts, maps and illustrations; formulations and material specifications; laboratory studies and benchmark tests; quality assurance policies, procedures and specifications; evaluation and/validation studies; process control and/or shop-floor control strategy, logic or algorithms; assembly code, software, firmware, programming data, databases, and all information referred to in the same); product costs, margins and pricing; as well as product marketing studies and strategies; all other methodologies, procedures, techniques and know-how related to research, engineering and development; communications, correspondence, materials, product literature, artwork, files and documents; and (ii) financial and business information, including earnings reports and forecasts, macro-economic reports and forecasts, all cost information (including supplier records and lists), sales and pricing data, business plans, market evaluations, surveys, credit-related information, and other such information as may be needed for reasonable compliance with reporting, disclosure, filing or other requirements, including under applicable securities laws or regulations of securities exchanges.

“Initial Closing Statement” is defined in Section 2.07(a).
“Intellectual Property” means intellectual property rights in all of the following in any jurisdiction throughout the world, including both statutory and common law rights: (i) patents and patent applications, including any reissues, divisionals, continuations, continuations-in-part and extensions, renewals, re-examinations, reissues and counterparts thereof; (ii) trademarks, service marks, service names, trade dress, corporate names, logos, slogans and other source or business identifiers, and any renewals and extensions of any of the foregoing, together with all of the goodwill associated with each of the foregoing (collectively “Trademarks”); (iii) copyrights and any equivalent rights in works of authorship (including such rights in Software), moral rights and mask work rights; (iv) registrations and applications for any of the foregoing; (v) trade secrets, proprietary information and know-how, and other intellectual property rights in confidential proprietary information, including in inventions, processes, formulae, models and methodologies, techniques, protocols, source code, algorithms, layouts, specifications, data, data compilations and databases; and (vi) internet domain names and social media accounts.
“Intellectual Property Licenses” means all contracts to which a Group Company is a party that grants a Group Company Intellectual Property licenses or other rights to Intellectual Property to the extent primarily used or primarily held for use in connection with or in the operation of the Business.
“International Trade Laws” means all applicable trade, export control, import, customs, Sanctions and antiboycott Laws imposed, administered, or enforced by the U.S. government, or any other Governmental Body, including the International Emergency Economic Powers Act, the Export Control Reform Act of 2018, the Export Administration Regulations, the U.S. customs laws at Title 19 of the U.S. Code, the U.S. customs regulations at 19 C.F.R. Chapter I, Section 999 of the Internal Revenue Code, the Sanctions regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the Foreign Trade Regulations at 15 C.F.R. Part 30, and the Anti-Boycott Act of 2018 and its implementing regulations at 15 C.F.R. Part 760.
“Investors” is defined in the Recitals.
“IP Ancillary Agreements” means the IP Cross License and Joint Ownership Agreement, and: (i) the Intellectual Property Confirmation and Assignment Agreement by and among Pizza Hut International, LLC and Pizza Hut, LLC (collectively, “PHI”), Willow Glade Investments, LLC, an indirect subsidiary of Seller (“Willow Glade”) and Cherry Glade Ventures, Ltd., an indirect subsidiary of Seller and Willow Glade (“Cherry Glade”), in the form attached hereto as Exhibit H (the “IP Confirmation and Assignment Agreement”), (ii) the Pizza Hut PRC License Agreement, by and between PHI and Willow Glade, in the form attached hereto as Exhibit I (the “PRC License Agreement”), and (iii) the Co-Existence Agreement, by and among PHI, Willow Glade, and Yum Restaurants Consulting (Shanghai) Company Limited, in the form attached hereto as Exhibit J (the “Co-Existence Agreement”).
“IP Cross License and Joint Ownership Agreement” is defined in Section 10.09(c).
“IRS” means the United States Internal Revenue Service.
“IRS Litigation” means the matter described as Item 1 on Schedule 5.08(b).
“KFC IH” is defined in the Recitals.

“Knowledge” means, with respect to Seller, the actual knowledge as of the date hereof, assuming reasonable inquiry of such Person’s direct reports with the applicable subject matter expertise, of the individuals set forth on Schedule 1.01(e).
“Law” means any applicable federal, state, local, foreign or multinational law, including common law, statute, treaty, act, code, ruling, award, writ, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement or other pronouncement having the effect of law of any Governmental Body.
“Law Firm” is defined in Section 13.13.
“Lease” is defined in Section 5.07(b).
“Leased Property” is defined in Section 5.07(b).
“Liens” means any liens, mortgages, deeds of trust, security interests of any kind or nature, charges, encumbrances, easements, pledges, equities, options, hypothecations, rights of way, rights of first refusal, encroachments or similar restrictions.
“Maple Glade” is defined in the Recitals.
“Maple Glade Equity Interests” is defined in the Recitals.
“Material Adverse Change” means any event, change, effect, development or occurrence that has had, or would reasonably be expected to have, whether individually or in the aggregate, a material adverse effect on (a) the ability of Seller to consummate the transactions contemplated by this Agreement or perform its obligations hereunder or (b) the financial condition, business, property, assets or results of operations of the Business, taken as a whole, but, solely with respect to clause (b), shall exclude any change, event, condition, state of facts, development, circumstance, effect or occurrence resulting or arising, individually or in the aggregate, from: (i) any change in any Law generally applicable to the industries or markets in which the Group Companies or the Business operate or GAAP, in each case, occurring after the date hereof; (ii) any change in interest rates, credit markets, currency exchange rates or general economic conditions; (iii) any change that is generally applicable to the industries or markets in which the Group Companies or the Business operate; (iv) the entry into this Agreement or the announcement or consummation of the transactions contemplated by this Agreement and the other agreements referenced herein, including any change relating to the identity of, or facts and circumstances relating to, Purchaser or any of its Affiliates and including any actions by customers, suppliers, franchisees, vendors, licensors, brokers, agents, regulators, partners, providers or personnel of any Group Company (provided, that the exceptions set forth in this clause (iv) shall not apply in connection with any breach or inaccuracy of a representation or warranty set forth in Section 4.03 or Section 5.02); (v) any action taken by or at the written request (email being sufficient) of, or with the written consent (email being sufficient) of, Purchaser or any of its Affiliates; (vi) any omission to act if the taking of such action is prohibited by this Agreement or because Purchaser withheld its consent to such action following written request by Seller; (vii) any national or international political event or occurrence or worsening thereof, including acts of war or terrorism or cyberattacks; (viii) any natural or manmade disasters, hurricanes, floods, tornados, tsunamis, earthquakes or other acts of God; (ix) any epidemic, pandemic or disease outbreak or any worsening thereof, or any Law issued by a Governmental Body, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak or any worsening of such conditions after the date hereof; (x) any political or social conditions, civil unrest, protests, public demonstrations or the response of any Governmental Body thereto or any escalation or any worsening thereof; (xi) the availability or cost of equity, debt or other financing to Purchaser or the Group Companies; or (xii) any failure in and of itself by the Business to meet any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics, or any downgrade or potential downgrade of the credit rating of any Group Company (it being understood that this clause (xii) shall not prevent a determination that any event, change, effect, development or occurrence underlying such failure to meet projections, forecasts or estimates has resulted in a Material Adverse Change (to the extent the effect(s) of such event, change, effect, development or occurrence is not otherwise excluded from this definition of Material Adverse Change)); provided, that in the case of the foregoing clauses (i), (ii), (iii), (vii), (viii), (ix), and (x), if such effect disproportionately affects the Business, taken as a whole, as compared to other Persons or businesses that operate in the industry and in the markets in which the Business operates, then the disproportionate aspect of such effect may be taken into account in determining whether a Material Adverse Change has occurred or will occur.
“Material Contract” is defined in Section 5.09(a).
“Material Franchisee” is defined in Section 5.22(a).
“Measurement Time” means 11:59 p.m. local time in the jurisdiction of each respective Group Company on the day immediately prior to the Closing Date.
“Mirror 401(k) Plan” is defined in Section 7.09(c).
“Mirror Benefit Plans” is defined in Section 7.09(c).
“Mirror Plans” is defined in Section 7.09(c).
“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.
“Non-Recourse Party” means, with respect to a party to this Agreement, any of such party’s former, current and future equityholders, controlling Persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling Person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing) (in each case, except such party).
“Nondisclosure Agreement” is defined in Section 8.06.
“Objection Notice” is defined in Section 2.07(e).
“Occupancy Agreement” is defined in Section 10.15.
“Off-the-Shelf Software” means an item of commercially available, off-the-shelf software or software provided as a service for which any Group Company receives a license, subscription or other rights on standard terms, and the annual fees paid or payable by or on behalf of any Group Company for such item with respect to the Business is less than $5,000,000.

“Other Antitrust Regulations” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, state antitrust Laws, all applicable foreign antitrust or competition Laws and all other applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions (a) having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, or (b) by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or other holdings.
“Outside Date” is defined in Section 9.01(c).
“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or to the extent in part, by any member of the Seller Group or the Group Companies and primarily used or held for use in connection with or in the operation of the Business, provided, however, that this definition excludes all Intellectual Property owned or purported to be owned, in whole or to the extent in part, by (a) Yum Connect, (b) IPDEV CO or (c) National Systems, LLC.
“Owned Property” is defined in Section 5.07(a).
“Performance Bonus Amount” means any short-term cash incentive payment payable to any Business Employee based on the performance of such employee or the performance of the Group Companies or the Business for the year in which the Closing occurs, determined on a pro rata basis for the number of calendar days that have elapsed in such year as of the Closing Date, subject to the terms of the applicable Employee Benefit Plan.
“Permitted Liens” means (i) Liens securing liabilities which are reflected or reserved against in the Financial Statements to the extent so reflected or reserved; (ii) Liens for Taxes, assessments or other governmental charges or levies not yet delinquent or which are being contested in good faith by appropriate proceedings and for which accruals or reserves have been established in accordance with GAAP or that may thereafter be paid without penalty; (iii) landlord’s, mechanic’s, materialmen’s, and other similar statutory Liens arising or incurred in the ordinary course of business for amounts not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; (iv) purchase money Liens and Liens securing rental payments under capital lease arrangements; (v) Liens set forth on Schedule 1.01(f); (vi) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Body, any violation of which would not constitute a Material Adverse Change; (vii) easements, rights, covenants, conditions and restrictions of record or that an accurate survey of the Leased Property would show other than those which materially and adversely impact present use of such Leased Property by, or the present operation of the business of, the Group Company thereon; (viii) non-exclusive licenses and other non-exclusive rights to Intellectual Property granted in the ordinary course of business, (ix) Company Franchise Agreements; (x) Liens in the form of security deposits or otherwise collateralized with letters of credit or similar instruments; (xi) Liens that will be terminated in connection with or prior to the Closing and (xii) Liens granted to any lender at the Closing in connection with any financing by Purchaser or its Affiliates of the transaction contemplated hereby.
“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.

“Personal Data” means all information that relates to an individual person that identifies or is capable of identifying such individual person, in addition to any definition of “personal data”, “personal information” or similar defined term under applicable Data Privacy Laws.
“PH International” means Pizza Hut International, LLC.
“PH International Equity Interests” is defined in the Recitals.
“PH Lux” means Pizza Hut MENAPAK S.a.r.l.
“PH International Equity Interests” is defined in the Recitals.
“PH North America” means PH North America LLC.
“PH North America Equity Interests” is defined in the Recitals.
“PH North America 338(h)(10) Election” is defined in Section 12.10.
“PH Services” means Pizza Hut Services, LLC.
“PH Services Equity Interests” is defined in the Recitals.
“PH South Africa” means PH South Africa Holdings B.V.
“PH South Africa Equity Interests” is defined in the Recitals.
“PH UK” means Pan Pizza Restaurants UK Limited.
“PH UK Equity Interests” is defined in the Recitals.
“PH US” means Pizza Hut US HoldCo LLC.
“PH US Equity Interests” is defined in the Recitals.
“PHH” is defined in the Recitals.
“Post-Closing Covenants” is defined in Section 11.01.
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date, and with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date.
“PRC” means The People’s Republic of China, as geographically constituted as of June 16, 2026, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.
“PRC Separation Agreements” means (i) the IP Confirmation and Assignment, (ii) the PRC License Agreement, (iii) the Co-Existence Agreement, (iv) a termination agreement in respect of that certain Master Franchise Agreement, by and among Pizza Hut International, LLC as franchisor, and Cherry Glade, as assignee of YRI China Franchising LLC, as franchisee, dated as of December 31, 2025 (the “MFA Termination Agreement”), (v) a termination agreement in respect of that certain 19th

Amended and Restated Agreement for Sharing Franchise Intangible Development Costs by and among Pizza Hut International, LLC and franchisees party thereto, dated January 1, 2026 (the “Existing CSA Termination Agreement”), to be replaced by a new Agreement for Sharing Franchise Intangible Development Costs by and among Pizza Hut International, LLC and Pizza Hut franchisees party thereto (the “New CSA”), and (vi) a termination agreement in respect of the New CSA solely with respect to Willow Glade’s and Cherry Glade’s participation therein (the “New CSA PRC Termination Agreement”).
“Pre-Closing Occurrences” is defined in Section 10.06(a).
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.
“Pre-Closing Tax Refund” is defined in Section 12.09.
“Privilege” is defined in Section 10.12(a).
“Privileged Information” is defined in Section 10.12(a).
“Proceeding” means a suit, action, arbitration, audit, claim, litigation or proceeding, at law or in equity (including any bankruptcy proceeding, whether administrative or otherwise), in each case, brought or asserted by any Person on behalf of or before a Governmental Body.
“Process” (or “Processing” or “Processes” or “Processed”) shall mean any operation or set of operations which is performed on Personal Data or on sets of Personal Data, whether or not by automated means, including the collection, use, storage, processing, recording, distribution, transfer, import, export, disposal or disclosure regarding Personal Data.
“Processor” shall mean any Person that Processes Personal Data on behalf of the Group Companies for the conduct of the Business.
“Proposed Earn-Out Payment Calculations” is defined in Section 2.11(b)(i).
“Purchaser” is defined in the Preamble.
“Purchaser 401(k) Plan” is defined in Section 10.03(j).
“Purchaser Adjustment Amount” is defined in Section 2.07(h)(i).
“Purchaser Group” means Purchaser, the Business and each Person that is or becomes a direct or indirect Subsidiary of Purchaser (including, after the Closing, the Group Companies).
“Purchaser Plans” is defined in Section 10.03(g).
“Purchaser Related Parties” is defined in Section 9.03(b).
“Purchaser Released Parties” is defined in Section 13.19(b).
“Purchaser Releasing Parties” is defined in Section 13.19(a).

“R&W Insurance Costs” is defined in Section 13.02.
“R&W Insurance Policy” means any representations and warranties insurance policy obtained by Purchaser in connection with the transactions contemplated by this Agreement.
“Registered Intellectual Property” means registrations and applications for registration of Owned Intellectual Property.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing or migration into or through the environment.
“Release Documentation” is defined in Section 8.09(b).
“Released Parties” is defined in Section 13.19(b).
“Releasing Parties” is defined in Section 13.19(b).
“Reorganization Steps” is defined in Section 7.09.
“Required Information” means the financial statements and other financial information required by clause 2 of Annex II to the Debt Commitment Letter.
“Required Licenses” is defined in Section 5.18.
“Restricted Business” means the operation of any restaurant concept (other than KFC and Taco Bell) that is engaged in the sale of pizza (other than any such restaurant concept to the extent operating in PRC) and derives more than 25% of its revenues from the sale of pizza.
“Restricted Cash” means any cash and cash equivalents of any Group Company that is not freely usable by the Group Companies as a result of restrictions or limitations imposed by applicable Law, contract or Taxes, including restrictions on dividends and repatriations or any other form of restriction.
“Restricted Employees” is defined in Section 10.16(a).
“Sanctioned Person” means any Person that is the target of Sanctions, including (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, (ii) any Person located, organized or resident in a Sanctioned Territory or (iii) any Person directly or indirectly fifty percent (50%) or more owned or controlled by any such Person or Persons described in the foregoing clauses (i) and (ii).
“Sanctioned Territory” means, at any time, a country or territory that is itself the subject or target of any country-wide or territory-wide Sanctions (as of the date hereof, Crimea, Cuba, Iran, North Korea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the non-government-controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).
“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant Governmental Bodies, including those administered by the U.S. government through the OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom.
“Schedule” means a schedule of the Disclosure Schedules.
“Seller” is defined in the Preamble.
“Seller Adjustment Amount” is defined in Section 2.07(h)(ii).
“Seller Affiliated Group” means any affiliated, consolidated, combined, unitary or similar group of which any Group Company is or was a member together with Seller or any Affiliate thereof on or prior to the Closing Date for Tax purposes, including pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. tax Law).
“Seller Benefit Plans” means the Employee Benefit Plans and any other employee benefit plan, program, policy or arrangement maintained or contributed to by Seller or any of its Affiliates, in each case, other than the Transferred Benefit Plans.
“Seller Business” means the businesses and operations of Seller and its Affiliates other than the Business.
“Seller-Borne Post-Closing Tax Deduction” means, without duplication, any Tax deduction attributable to Transaction Expenses or amounts that would have been Transaction Expenses but were paid in cash prior to the Closing, in each case, solely to the extent such amount is economically borne by Seller and is properly deductible by any Group Company that is treated as a corporation for U.S. federal income tax purposes (or any blocker used in connection with the transactions contemplated by this Agreement) in a Post-Closing Tax Period.
“Seller Equity Award” is defined in Section 10.03(l).
“Seller Group” means (i) Seller, the Seller Business and each direct or indirect Subsidiary of Seller as of immediately following the Closing and (ii) each Person that becomes a Subsidiary of Seller after the Closing.
“Seller Group Tax Proceedings” is defined in Section 12.04(b).
“Seller Guarantees” means, collectively, all letters of credit, guarantees, surety bonds, performance bonds and other financial assurance obligations issued or entered into by or on behalf of (or for the account of) Seller or any of its Affiliates (other than exclusively by a Group Company with respect to the Business) in connection with the Business and set forth on Schedule 1.01(g).
“Seller Insurance Policies” is defined in Section 10.06(a).
“Seller Prepared Tax Returns” is defined in Section 12.02.
“Seller Released Parties” is defined in Section 13.19(a).
“Seller Releasing Parties” is defined in Section 13.19(b).
“Seller Retained Liabilities” is defined in Section 10.03(b).

“Seller Retained Names” means all Trademarks of Seller and its Affiliates (other than Trademarks included in the Business Intellectual Property), including all Trademarks incorporating the “Yum”, “Taco Bell”, “Kentucky Fried Chicken”, “KFC”, “Habit”, and “Habit Burger & Grill” names, either alone or in combination with any other words, phrases or logos, including all variations and derivatives of the foregoing.
“Seller Subsidiary” is defined in the Recitals.
“Seller Tax Proceeding” is defined in Section 12.04(b).
“Shared Contract” is defined in Section 10.07(a).
“Software” means all computer software and computer programs (including software implementations of algorithms, models and methodologies), including all source code or object code versions thereof and related documentation (including developer notes).
“Specified Amount” means $288,000,000 in the aggregate and allocated as set forth on Schedule 1.01(h).
“Specified Franchise Agreement” is defined in Section 5.22(a).
“Straddle Period” means a taxable period beginning on or before the Closing Date and ending after the Closing Date.
“Straddle Tax Proceeding” is defined in Section 12.04(c).
“Straddle Tax Returns” is defined in Section 12.03.
“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, corporation, association or other business entity of which a majority of the partnership, limited liability company, corporation or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, corporation association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director, member or general partner of such partnership, limited liability company association or other business entity.
“Target Working Capital” means fifty million, five hundred fifty thousand, eight hundred ninety seven dollars ($50,550,897).
“Tax” means any United States, federal, state, local or non-U.S. income, gross receipts, capital stock, franchise, profits, withholding, social security, value added, unemployment, disability, real property, personal property, stamp, excise, occupation, sales, use, transfer, alternative minimum, estimated or other similar tax, including any interest, penalty or addition thereto.

“Tax Returns” means any return, claims for refund, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.
“Termination Fee” is defined in Section 9.03(a).
“Third Party Consents” is defined in Section 10.04(d).
“Trademarks” is defined in the definition of Intellectual Property.
“Transaction Expenses” means, without duplication, to the extent incurred and unpaid immediately prior to the Closing, the amount of (i) all fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants incurred or subject to reimbursement by the Group Companies prior to the Closing solely in connection with the negotiation, preparation, execution and consummation of this Agreement, the Ancillary Agreements and the transactions contemplated hereby, (ii) any transaction or change of control bonuses, retention bonuses, severance payments or similar bonus or compensatory payment, plus, in each case, the employer portion of any payroll, employment, social security or other similar Taxes or similar obligations payable with respect thereto, payable to any current or former Business Employee, at or in connection with (including after) the Closing, which is triggered by the closing of the transactions contemplated hereby (excluding any “double-trigger” severance payable to any employee due to actions or decisions made by Purchaser at or after the Closing), (iii) any retention bonuses that are outstanding as of the Closing, including those set forth on Schedule 1.01(i), plus, the employer portion of any payroll, employment, social security or other similar Taxes or similar obligations payable with respect thereto, (iv) any amounts payable in connection with receiving the Third Party Consents pursuant to Section 10.04(d), in each case, in excess of one (1) month of service costs with respect to the contract corresponding to any such Third Party Consent (it being understood that neither Seller nor Purchaser is obligated to pay any consideration to obtain such consents), (v) subject to Section 7.09, any cost, fees, Taxes, expenses or other liabilities relating to, arising out of or resulting from implementing the Reorganization Steps (including the fees of any representative retained by or on behalf of Seller or its Affiliates), and (vi) the amount set forth on Schedule 1.01(d), in the case of each of clauses (i) through (v), to the extent payable or subject to reimbursement by a Group Company. Notwithstanding the foregoing, “Transaction Expenses” will exclude all costs, fees and expenses and payment obligations to the extent included in Indebtedness or Closing Working Capital.
“Transaction Privileged Materials” is defined in Section 13.13.
“Transaction Privileges” is defined in Section 13.13.
“Transfer Taxes” means all transfer, documentary, sales, use, purchase, excise, ad valorem, direct or indirect real property, intangible, stamp, business and occupation recording, value-added (including VAT), filing, profits, gains, registration and other similar transactional Taxes and all conveyance fees, recording fees and other similar charges (all including penalties, interest and other charges with respect thereto).
“Transferred Assets” is defined in Section 2.03.
“Transferred Benefit Plans” means any Employee Benefit Plan maintained or assumed by any Group Company as of the Closing.

“Transferred Liabilities” is defined in Section 2.03.
“Transition Services Agreement” is defined in Section 10.08.
“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.
“Unregistered Intellectual Property” means Owned Intellectual Property other than Registered Intellectual Property.
“Voting Debt” is defined in Section 5.03(a).
“WARN Act” is defined in Section 5.20(c).
“Weil” is defined in Section 13.13.
“Welfare Plans” means any “welfare benefit plans” (as such term is defined under Section 3(1) of ERISA, whether or not subject to ERISA).
“Working Capital” means (i) current assets, minus (ii) current liabilities, in each case, for the Group Companies on a consolidated basis calculated in accordance with the Accounting Principles, without giving effect to the consummation of the transactions contemplated hereby, and utilizing only those principles and items set forth in the Accounting Principles. For the avoidance of doubt, Working Capital shall exclude Cash, Restricted Cash, Indebtedness, Transaction Expenses, Excluded Assets, Excluded Liabilities, current and deferred Tax assets and liabilities.
“Yum Connect” means Yum Connect, LLC d/b/a Byte by Yum! and its Subsidiaries.
“YUMC” is defined in Section 5.10(n).
1.02Other Definitional Provisions.
(a)Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under the Accounting Principles. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under the Accounting Principles, the definition set forth in this Agreement will control.
(b)“Hereof,” etc. The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement.
(c)Successor Laws. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.
(d)“Including,” etc. The term “including,” “includes” and terms of similar import have the inclusive meaning frequently identified with the phrase “but not limited to” or “without limitation”.
(e)Singular and Plural Forms. Unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or in its singular form.
(f)“Or”. The word “or” is not exclusive.

(g)“To the extent”. The phrase “to the extent” means the degree by which, and not “if.”
(h)Internal References. References herein to a specific article, section, subsection, clause, recital, schedule or exhibit shall refer, respectively, to articles, sections, subsections, clauses, recitals, schedules or exhibits of this Agreement, unless otherwise specified.
(i)Gender. References herein to any gender shall include each other gender.
(j)Heirs, Executors, etc. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 1.02(j) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.
(k)Capacity. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.
(l)Time Period. With respect to the determination of any period of time, the word “from” or “since” means “from and including” or “since and including,” as applicable, and the words “to” and “until” each means “to but excluding”.
(m)Contract. References herein to any contract mean such contract as amended, supplemented or modified (including any waiver thereto).
(n)Calendar Days. References to any period of days shall be deemed to be the relevant number of calendar days, unless otherwise specified.
(o)Business Day. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.
(p)“Dollar,” etc. The terms “dollars” or “$” mean dollars in the lawful currency of the United States of America and all payments made pursuant to this Agreement shall be in United States dollars.
Article II

PURCHASE AND SALE; CLOSING
2.01Purchase and Sale of the Equity Interests. At the Closing, upon the terms and subject to the conditions set forth in this Agreement, the purchase and sale of the Equity Interests shall be effected by Purchaser, on the one hand, causing its applicable direct and indirect wholly-owned subsidiaries designated on Schedule 2.01 attached hereto (each, a “Designated Purchaser”) to purchase from the applicable Seller Subsidiary designated on Schedule 2.01 attached hereto, and Seller shall cause the applicable Seller Subsidiary to sell, convey, assign, transfer and deliver to the applicable Designated Purchaser, all of such applicable Seller Subsidiary’s rights, title and interests in and to the Equity Interests set forth on Schedule 2.01, in each case, free and clear of all Liens (other than Liens and other transfer restrictions arising under applicable securities Laws) (such transactions, collectively, the “Purchase and Sale of Equity Interests”). The Purchase and Sale of Equity Interests shall occur sequentially in the order set forth on Schedule 2.01 and immediately following the completion of the immediately preceding step.
2.02Excluded Assets; Excluded Liabilities.
(a)At or prior to the Closing, (i) Seller shall cause the Group Companies, as applicable, to assign and transfer to Seller or its designee (other than another Group Company) all rights, title and interests in or to the assets identified on Schedule 2.02(a) (collectively, the “Excluded Assets”), subject to Section 2.04(a), and (ii) Seller or its designee shall assume or retain all liabilities or obligations to the extent arising from or related to the Excluded Assets (the “Excluded Liabilities”). If, at any time after the Closing, any further action is reasonably necessary or advisable to carry out the purposes of this

Agreement, including to transfer the Excluded Assets and to vest Seller or its designee with full right, title and possession to all Excluded Assets and Excluded Liabilities, then the applicable Group Company shall, and Purchaser shall cause such Group Company to, take all such lawful and necessary action.
(b)Subject to the terms of Section 2.04(a), Seller agrees and acknowledges that, subject to the terms and conditions of this Agreement, neither Purchaser nor the Group Companies (following the Closing) shall be responsible for the Excluded Assets or Excluded Liabilities.
2.03Transferred Assets; Transferred Liabilities.
(a)At or prior to the Closing, (i) Seller shall, or shall cause its Affiliates (other than a Group Company), as applicable, to assign and transfer to a Group Company designated by Purchaser, subject to the Reorganization Steps and Section 7.09, all rights, title and interest in or to the assets primarily related to the Business, including those assets identified on Schedule 2.03 (collectively, the “Transferred Assets”), subject to Section 2.04, and (ii) subject to the Reorganization Steps and Section 7.09, the applicable designated Group Company shall assume all liabilities or obligations to the extent arising from or related to the Transferred Assets or otherwise set forth on Schedule 2.03 (collectively, the “Transferred Liabilities”); provided, that, to the extent any such assignment or transfer of Transferred Assets is not expressly provided for in the Reorganization Steps, Purchaser and Seller shall mutually agree on such designation (such agreement not to be unreasonably withheld, conditioned or delayed) and, in the absence of agreement, to the extent that Purchaser’s designated approach would not reasonably be expected to result in (A) any incremental cost (not borne by Purchaser), (B) an extension of the anticipated timing for Closing or (C) any change in tax treatment, outcome or position for Seller or its Affiliates, then the parties hereto shall use Purchaser’s designation. If, at any time after the Closing, any further action is reasonably necessary or advisable to transfer the Transferred Assets and to vest the Group Companies with full right, title and possession to all Transferred Assets and Transferred Liabilities, then Seller or its applicable Affiliate shall take all such lawful and necessary action.
(b)Subject to Section 2.04, Article IV and Article V, Purchaser agrees and acknowledges that, from and after the Closing, neither Seller nor any of its Affiliates (other than the Group Companies) shall be responsible for the Transferred Assets or Transferred Liabilities.
2.04Nontransferable Assets.
(a)Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, convey, assign, transfer or deliver any Excluded Asset or Excluded Liability to Seller (or a designee of Seller) or any claim, right or benefit arising thereunder or resulting therefrom if an attempted assignment, transfer or delivery thereof, or an agreement to do any of the foregoing, without the consent, authorization or approval of a third party (including any Governmental Body), would constitute a breach or other contravention thereof or a violation of Law or would, as determined by Seller, in its reasonable discretion, in any way adversely affect the rights of Seller or its designee thereto or thereunder (any of the foregoing assets or liabilities whose transfer pursuant to Section 2.02(a) was not effected, including any claim, right or benefit arising thereunder or resulting therefrom, a “Delayed Excluded Asset or Liability”). Seller and Purchaser shall, and shall cause their respective Subsidiaries (including the Group Companies) to, subject to Section 10.04(d), use their commercially reasonable efforts to obtain any such consent, authorization or approval necessary for the assignment or transfer of any such Delayed Excluded Asset or Liability to Seller or a designee of Seller at or prior to the Closing Date and for a period after the Closing Date of twelve (12) months. If, on the Closing Date, any such consent, authorization or approval is not obtained, or if an attempted assignment, transfer or delivery thereof without such consent, authorization or approval would be ineffective, constitute a breach or other contravention or a violation of Law, or would, as determined by Seller in its reasonable discretion, adversely affect the rights of Seller or its designee thereto or thereunder so that Seller or its designee would not in fact receive all such rights, Seller and Purchaser will, and will cause their respective Affiliates (including the Group Companies) to, subject to Section 10.04(d), for a maximum of twelve (12) months thereafter, cooperate in a mutually acceptable arrangement under which Seller or its designee would, in compliance with Law, obtain the benefits of, and assume the obligations and bear the economic burdens associated with, such Delayed Excluded Asset or Liability in accordance with this Agreement, including subcontracting, sublicensing or subleasing to Seller or its designee, and under which Purchaser or the applicable Group Company would (i) enforce at the direction of and for the benefit (and at the expense) of Seller or its designee any and all of its rights against a third party

(including any Governmental Body) associated with such Delayed Excluded Asset or Liability, and (ii) promptly pay to Seller or its designee, when received, all monies received by it under any such Delayed Excluded Asset or Liability, if any and as applicable, and Seller or its designee would assume the obligations and bear the economic burdens associated therewith, if any and as applicable, in each case, all in a manner designed to place Seller or its designee, on the one hand, and Purchaser and the Group Companies (post-Closing), on the other hand, in a substantially similar position as if such Excluded Asset, claim, right or benefit had been assigned or transferred to Seller or its designee at Closing.
(b)Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, convey, assign, transfer or deliver any Transferred Asset or Transferred Liability to any Group Company or any claim, right or benefit arising thereunder or resulting therefrom if an attempted assignment, transfer or delivery thereof, or an agreement to do any of the foregoing, without the consent, authorization or approval of a third party (including any Governmental Body), would constitute a breach or other contravention thereof or a violation of Law or would, as determined by Purchaser, in its reasonable discretion, in any way adversely affect the rights of the Group Companies thereto or thereunder (any of the foregoing assets or liabilities whose transfer pursuant to Section 2.03 was not effected, including any claim, right or benefit arising thereunder or resulting therefrom, a “Delayed Transferred Asset or Liability”). Seller and Purchaser shall, and shall cause their respective Affiliates (including the Group Companies) to, subject to Section 10.04(d), use their commercially reasonable efforts to obtain any such consent, authorization or approval necessary for the assignment or transfer of any such Delayed Transferred Asset or Liability to the Group Companies at or prior to the Closing Date and for a period after the Closing Date of twelve (12) months. If, on the Closing Date, any such consent, authorization or approval is not obtained, or if an attempted assignment, transfer or delivery thereof without such consent, authorization or approval would be ineffective, constitute a breach or other contravention or a violation of Law, or would, as determined by Purchaser in its reasonable discretion, adversely affect the rights of the Group Companies thereto or thereunder so that the Group Companies would not in fact receive all such rights, Seller and Purchaser will, and will cause their respective Affiliates (including the Group Companies) to, subject to Section 10.04(d), for a maximum of twelve (12) months thereafter, cooperate in a mutually acceptable arrangement under which the applicable Group Company would, in compliance with Law, obtain the benefits of, and assume the obligations and bear the economic burdens associated with, such Delayed Transferred Asset or Liability in accordance with this Agreement, including subcontracting, sublicensing or subleasing to such Group Company, and under which Seller or its applicable Affiliate would (i) enforce for the benefit (and at the expense) of such Group Company any and all of its rights against a third party (including any Governmental Body) associated with such Delayed Transferred Asset or Liability, and (ii) promptly pay to such Group Company, when received, all monies received by it under any such Delayed Transferred Asset or Liability, if any and as applicable, and such Group Company would assume the obligations and bear the economic burdens associated therewith, if any and as applicable, in each case, all in a manner designed to place the applicable Group Company, on the one hand, and Seller, on the other hand, in a substantially similar position as if such Transferred Asset, claim, right or benefit had been assigned or transferred to such Group Company at Closing.
2.05The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the exchange of documents and signature pages at 9:00 a.m. Eastern Time on the third (3rd) Business Day following full satisfaction or due waiver of all of the closing conditions set forth in Article III (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing) or on such other date as is mutually agreed to in writing by Purchaser and Seller; provided, that the Closing shall not occur prior to the date that is fifty five (55) days after the date of this Agreement without the written consent of Purchaser. The date and time of the Closing are referred to herein as the “Closing Date”.
2.06The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties hereto shall consummate the following transactions on or prior to the Closing Date:
(a)Seller shall deliver or cause to be delivered to Purchaser one or more membership interest powers and assignments, duly executed by the applicable Seller Subsidiaries evidencing the transfer of the Equity Interests to the applicable Designated Purchasers;

(b)Seller shall, or shall cause the Seller Subsidiaries or the Group Companies to, as applicable and to the extent required, deliver to Purchaser copies of a duly executed bill of sale, assignment and assumption agreement (the “Bill of Sale”) and other appropriate conveyance instruments, if any, in each case, in form and substance reasonably agreed by the parties, transferring the Excluded Assets, Excluded Liabilities, Transferred Assets and Transferred Liabilities (as applicable and to the extent transferrable at Closing);
(c)Seller shall deliver to Purchaser a duly executed IRS Form W-9 (or any successor form); provided, however, that, in the event that Seller fails to deliver such form, the sole recourse of Purchaser shall be to withhold on payments of Closing Cash Proceeds as required by applicable law to the extent that Seller does not deliver an acceptable alternative certification exempting Seller from withholding;
(d)Seller shall deliver to Purchaser letters of resignation, or other evidence of the removal, of those directors and officers (or equivalent) of the Group Companies as specified in writing by Purchaser not less than five (5) Business Days prior to the Closing, with such resignations to be effective as of the Closing;
(e)Seller shall deliver or cause to be delivered to Purchaser duly executed Release Documentation;
(f)Purchaser shall pay or cause to be paid (including by the applicable Designated Purchaser) to Seller or the applicable Seller Subsidiary, determined in accordance with Section 2.10(a)) the Estimated Closing Cash Proceeds, in the aggregate, by wire transfer of immediately available funds to the account(s) designated by Seller; and
(g)the parties hereto shall make such other deliveries as are required by Article III.
2.07Closing Cash Proceeds Adjustment.
(a)At least four (4) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Initial Closing Statement”) setting forth Seller’s good faith estimate of the Closing Cash Proceeds (the “Estimated Closing Cash Proceeds”), including, in reasonable detail, each of the components thereof, in each case, in accordance with the definitions thereof, based on the Group Companies’ books and records and other information then available. Following delivery of the Initial Closing Statement, to the extent reasonably requested by Purchaser, Seller shall make available to Purchaser supporting documentation used in preparing the Estimated Closing Cash Proceeds and Seller shall consider any reasonable comments provided by Purchaser in good faith based on Purchaser’s review of the Estimated Closing Cash Proceeds and such documentation, provided, that if there is a dispute over the Estimated Closing Cash Proceeds, the amounts set forth on the Initial Closing Statement shall govern and the obligation of Seller to consider such reasonable comments of Purchaser regarding the Estimated Closing Cash Proceeds shall in no event require that Seller revise its calculation of the Estimated Closing Cash Proceeds or that the contemplated Closing Date be postponed or otherwise delayed.
(b)As promptly as practicable after the Closing, but in no event later than ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the ”Closing Statement”) setting forth (i) Purchaser’s good faith calculation of the Closing Cash Proceeds, including, in reasonable detail, each of the components thereof, in each case in accordance with the definitions thereof, and (ii) with respect to each of the components of Closing Cash Proceeds, the changes in such amounts from the corresponding amounts set forth in the Initial Closing Statement together, in each case, with all reasonable supporting documentation for each such calculation. If Purchaser fails to deliver the Closing Statement within ninety (90) days after the Closing Date, the Estimated Closing Cash Proceeds shall be deemed the final Closing Cash Proceeds and be binding on all of the parties hereto.
(c)The Closing Statement and each of the components of the foregoing shall (i) be prepared and determined in accordance with the definitions contained in this Agreement and the Accounting Principles, and (ii) not include any changes in assets or liabilities as a result of purchase accounting adjustments, changes arising from or resulting as a consequence of the transactions contemplated hereby or changes due to any information, decisions, acts, events or changes in circumstances occurring or arising following the Measurement Time.
(d)The post-Closing purchase price adjustment as set forth in this Section 2.07 is not intended to permit the introduction of different accounting methods, policies, practices, procedures, conventions, categorizations, definitions, principles, judgments, assumptions, techniques or estimation methods with respect to financial statements, their classification or presentation or otherwise (including with respect to the nature of accounts, level of reserves or level of accruals) from those set forth in the Accounting Principles.
(e)From and after the delivery of the Closing Statement and prior to the finalization of the Closing Statement in accordance with this Section 2.07, Purchaser and its Subsidiaries (including the Group Companies) shall (i) permit Seller and its representatives to have reasonable access during normal business hours to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) pertaining to or used in connection with the preparation of the Closing Statement and Purchaser’s calculation of the Closing Cash Proceeds and provide Seller with copies thereof (as reasonably requested by Seller) and (ii) provide Seller and its representatives reasonable access during normal business hours to Purchaser’s and its Subsidiaries’ (including the Group Companies’) employees and advisors (including making their accountants available to respond to reasonable written or oral inquiries of Seller or its representatives), in each case, solely for purposes of evaluating Purchaser’s calculation of the Closing Cash Proceeds. If Seller disagrees with any part of Purchaser’s calculation of the Closing Cash Proceeds as set forth on the Closing Statement, Seller shall, within forty-five (45) days following Seller’s receipt of the Closing Statement, notify Purchaser in writing of such disagreement by setting forth Seller’s calculation of the Closing Cash Proceeds, including the components thereof, and describing such disagreement (an “Objection Notice”). If an Objection Notice is timely delivered to Purchaser, then Purchaser and Seller shall negotiate in good faith to resolve their disagreements with respect to the computation of the Closing Cash Proceeds. Purchaser and Seller each acknowledge and agree that all discussions related to the Objection Notice are, without prejudice, communications made in confidence with the intent of attempting to resolve a litigious dispute and are governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state statute. In the event that Purchaser and Seller are unable to resolve all such disagreements within thirty (30) days after Purchaser’s receipt of such Objection Notice or such longer period as Purchaser and Seller may mutually agree in writing, Purchaser and Seller shall submit such remaining disagreements to Deloitte & Touche or, if such firm refuses or is otherwise unable to act in such capacity, an independent nationally-recognized accounting or consulting firm selected and retained jointly by Purchaser and Seller (the ”Firm”). Any disagreements not so submitted to the Firm shall be conclusive, final and binding on all parties, except to the extent a non-disputed component is directly and mathematically affected by other components of the calculations set forth in the Closing Statement and submitted to the Firm.
(f)The Firm shall act as an expert and not as an arbitrator, and make a final and binding determination with respect to the computation of the Closing Cash Proceeds, including each of the components thereof, to the extent such amounts are in dispute, in accordance with the guidelines and procedures set forth in this Agreement, the Accounting Principles and on Exhibit C. Purchaser and Seller shall cooperate with the Firm during the term of its engagement and shall use commercially reasonable efforts to cause the Firm to resolve all remaining disagreements with respect to the computation of the Closing Cash Proceeds, including each of the components thereof, as soon as practicable. The Firm shall consider only those items and amounts in Purchaser’s and Seller’s respective calculations of the Closing Cash Proceeds, including each of the components thereof, that are in the Objection Notice and identified as being items and amounts to which Purchaser and Seller have been unable to agree. In resolving any disputed item, the Firm may not assign a value to any item in dispute greater than the greater value for such disputed item claimed by either Seller or Purchaser in the Objection Notice or Closing Statement, respectively, or less than the smaller value for such disputed item claimed by either Seller or Purchaser in the Objection Notice or Closing Statement, respectively. Except as permitted on Exhibit C hereto in order to clarify or understand any position or argument made by a party in a written submission, the Firm’s determination of the Closing Cash Proceeds, including each of the components thereof, shall be based solely on written presentations submitted by Purchaser and Seller which are in accordance with the guidelines and procedures (including the definitions of each of the components thereof) set forth in this Agreement (i.e., not on the basis of an independent review) and any discussions between the Firm and a party may only occur in the presence (including by telephone) of the other party. The determination of the Firm (which shall include the rationale for such determination) shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review.
(g)The fees, costs and expenses of the Firm will be allocated to and borne in inverse proportion to the relative extent to which Purchaser, on the one hand, and Seller, on the other hand, prevail on the disagreements resolved by the Firm. Prior to the Firm’s determination of the Closing Cash Proceeds, (i) Purchaser, on the one hand, and Seller, on the other hand, shall retain the Firm and each pay fifty percent (50%) of any retainer paid to the Firm, and (ii) during the engagement of the Firm, the Firm will bill fifty percent (50%) of the total charges to each of Purchaser, on the one hand, and Seller, on the other hand. In connection with the Firm’s determination of the Closing Cash Proceeds, the Firm shall also determine, pursuant to the terms of the first sentence of this Section 2.07(g), and taking into account all fees, costs and expenses of the Firm already paid by each of Purchaser, on the one hand, and Seller, on the other hand, as of the date of such determination, the allocation of the Firm’s fees, costs and expenses between Purchaser and Seller, which such determination shall be conclusive and binding upon the parties hereto.
(h)Within five (5) Business Days after the Closing Cash Proceeds, including each of the components thereof, is finally determined pursuant to this Section 2.07:
(i)if the Closing Cash Proceeds as finally determined pursuant to this Section 2.07 are less than the Estimated Closing Cash Proceeds, then Seller shall pay or cause to be paid to Purchaser an amount (the “Purchaser Adjustment Amount”) equal to such deficiency; and
(ii)if the Closing Cash Proceeds as finally determined pursuant to this Section 2.07 are greater than the Estimated Closing Cash Proceeds (the total amount of such excess, the “Seller Adjustment Amount”), then a Group Company shall pay or cause to be paid to Seller the Seller Adjustment Amount; and
(iii)if the Closing Cash Proceeds as finally determined pursuant to this Section 2.07 are equal to the Estimated Closing Cash Proceeds, then no payment shall be required pursuant to this Section 2.07(h).
(i)All payments to be made pursuant to Section 2.07(h) shall (x) be treated by all parties for Tax purposes as adjustments to the Enterprise Value and (y) be made by wire transfer of immediately available funds to the account(s) designated by Purchaser or Seller, as applicable. The payments described in Section 2.07(h)(i) shall be the sole and exclusive remedy of Purchaser and Seller for any and all claims arising under this Agreement with respect to this Section 2.07.
2.08Certain Payments. Each Group Company shall act as paying agent in effecting any payments that are compensatory for all income Tax purposes and are made in connection with the transactions contemplated by this Agreement to any individual employed by such Group Company. The Group Companies (or any other Person that has any withholding obligation with respect to any payment made pursuant to this Section 2.08) shall be entitled to deduct and withhold from any payments to be made pursuant to this Section 2.08 any Taxes required to be deducted and withheld with respect to the making of such payments under the Code or any other applicable provision of Law.
2.09Withholding. Purchaser shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to Seller in such amounts as Purchaser is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable provision of Law. Upon determining that any such deduction and withholding may be required (except with respect to any deduction or withholding by reason of the failure by Seller to provide a duly executed IRS Form W-9 (or any successor form)), Purchaser shall provide Seller with reasonable notice at least ten (10) Business Days prior to withholding any amounts pursuant to this Section 2.09, and shall work in good faith with Seller to minimize or eliminate any such withheld amounts. To the extent that amounts are so withheld and are timely paid over to the applicable Tax authority in accordance with applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.10Allocation of Purchase Price.
(a)At least four (4) Business Days prior to the Closing Date, Purchaser shall prepare and deliver to Seller a statement setting forth Purchaser’s proposed allocation of the Closing Cash Proceeds payable at Closing among the Equity Interests (the “Cash Allocation Statement”). The Cash Allocation Statement, shall be prepared based on the relative fair market values of the applicable Equity Interests or assets acquired, directly or indirectly, by the applicable purchaser entities, taking into account the manner, if any, in which particular components of Closing Cash Proceeds, are properly attributable to such Equity Interests or assets. For illustrative purposes only, the parties acknowledge that the current preliminary modeling assumes an allocation of sixty-three (63%) to the entities expected to held under PH Supreme Bidco, LLC, and (ii) thirty-seven percent (37%) to the entities expected to be held under American Pie BidCo, LLC; provided, that such preliminary modeling assumption shall not be binding on the parties for purposes of the final Cash Allocation Statement, the Asset Allocation Statement, any Tax Return or any other Tax reporting position. Any adjustments to the Closing Cash Proceeds shall be allocated in a manner consistent with the final Cash Allocation Statement. Solely with respect to any entity treated as a flow-through or disregarded entity for U.S. federal income tax purposes, or to assets treated or deemed sold for U.S. federal income tax purposes, including pursuant to the PH North America 338(h)(10) Election, Purchaser shall prepare and deliver to Seller an allocation statement no later than sixty (60) days after the final determination of the Closing Cash Proceeds pursuant to Section 2.07 (the “Asset Allocation Statement”). The Asset Allocation Statement shall set forth the allocation of the applicable portion of the purchase price, including the allocable portion of the Closing Cash Proceeds, any assumed liabilities of the Group Companies, and any other amounts treated as consideration for U.S. federal income tax purposes, among the applicable assets, in accordance with (i) Sections 338 and 1060 of the Code, as applicable, and the Treasury Regulations promulgated thereunder, (ii) the allocation schedule set forth on Schedule 2.10 (the “Allocation Methodology”) and (iii) the final Cash Allocation Statement.
(b)If within two (2) Business Days after Seller's receipt of the draft Cash Allocation Statement, Seller objects in writing to the draft Cash Allocation Statement, Seller and Purchaser shall negotiate in good faith to resolve such dispute prior to Closing. If Seller does not deliver a written objection by such date, the Cash Allocation Statement shall be final and binding on the parties as of the Closing Date.
(c)If within thirty (30) days after Seller’s receipt of the draft Asset Allocation Statement, Seller agrees in writing to such draft Asset Allocation Statement, then the Asset Allocation Statement shall be final and binding on the parties hereto, and Purchaser, Seller and their respective Affiliates shall file all Tax Returns in a manner consistent with such agreed allocation. In the event that Seller objects in writing to the draft Asset Allocation Statement within such thirty (30) day period, Seller and Purchaser shall negotiate in good faith to resolve the dispute. If, after a period of thirty (30) days following the date on which Seller submits a written notice to Purchaser of any such proposed change, any such proposed change remains disputed, the dispute shall be resolved by the Firm, which shall be limited to whether the Asset Allocation Statement is prepared in accordance with the Allocation Methodology and the final Cash Allocation Statement. The Firm shall consider only those items and amounts in Purchaser’s and Seller’s respective Allocation Statements, including each of the components thereof, that are identified as being items and amounts to which Purchaser and Seller have been unable to agree. The fees, costs and expenses of the Firm will be allocated to and borne in inverse proportion to the relative extent to which Purchaser, on the one hand, and Seller, on the other hand, prevail on the disagreements resolved by the Firm. The Firm shall finally and conclusively resolve any dispute relating to matters set forth in this Section 2.10 within thirty (30) days following receipt of the submission. Any finding by the Firm shall be a reasoned award stating the findings of fact and conclusions of Law (if any) on which it is based. Promptly upon receiving the final and binding Asset Allocation Statement, Purchaser and Seller shall return an executed copy thereof to the other party. Purchaser, Seller and their respective Affiliates will not take any position, whether in audits, Tax Returns, or otherwise, that is inconsistent with any such final and binding Asset Allocation Statement unless required to do so by applicable Law.
2.11Earn-Out Payment.
(a)Earn-Out Payment. Following the Closing, within three (3) Business Days after the date on which the Earn-Out Amount is finally determined pursuant to Section 2.11(b), Purchaser or a

Group Company shall pay, or cause to be paid, by wire transfer of immediately available funds to an account designated by Seller, an amount in cash equal to the Earn-Out Amount (it being understood that in no event shall any such wire transfer be required to be paid if the Earn-Out Amount is $0). Any payment not paid when due (after the Earn-Out Amount is finally determined pursuant to Section 2.11(b)) will accrue interest at a rate of seven percent (7%) per annum, compounded annually and the interest shall be computed on the basis of a 365-day year, for the period commencing on the date when such payment was due, and ending on the date that such payment is actually made. For the avoidance of doubt, in no event shall Purchaser or any Group Company be obligated to pay the Earn-Out Achievement Amount more than once (if at all).
(b)Determination of Earn-Out Payment.
(i)As soon as practicable, but no later than thirty (30) days following completion of the EBITDA Fiscal Year Audit for each EBITDA Fiscal Year, Purchaser shall prepare and deliver to Seller (A) the EBITDA Fiscal Year Audit and (B) a statement setting forth a detailed calculation of Earn-Out EBITDA for such EBITDA Fiscal Year, which calculation shall be based upon and consistent with, such EBITDA Fiscal Year Audit, and the related calculation of the Earn-Out Amount (such calculations, collectively, the “Proposed Earn-Out Payment Calculations”); provided, that Purchaser shall not be obligated to deliver the Proposed Earn-Out Payment Calculations for any EBITDA Fiscal Year if the Earn Out Achievement Amount has been paid to Seller in respect of a prior EBITDA Fiscal Year. Additionally, there shall be no reduction in Earn-Out EBITDA in any EBITDA Fiscal Year for the Earn-Out Amount itself. If an EBITDA Fiscal Year Audit is not delivered to Seller with respect to an EBITDA Fiscal Year when required under this Section 2.11(b)(i) (subject to a thirty (30) day cure period following written notice by Seller), the Earn-Out EBITDA for such EBITDA Fiscal Year shall be deemed to be the Earn-Out EBITDA for the prior EBITDA Fiscal Year plus ten percent (10%).
(ii)Earn-Out Calculations.
(A)    If Seller does not give written notice of any dispute (an “Earn-Out Dispute Notice”) to Purchaser within forty five (45) days following receipt of the applicable Proposed Earn-Out Payment Calculations, the applicable Proposed Earn-Out Payment Calculations shall be deemed to set forth the final Earn-Out EBITDA and Earn-Out Amount for such EBITDA Fiscal Year. Prior to the end of such forty five (45)-day period, Seller may accept the applicable Proposed Earn-Out Payment Calculations by delivering written notice to that effect to Purchaser, in which case, the applicable Proposed Earn-Out Payment Calculations shall be deemed to set forth the final Earn-Out EBITDA and Earn-Out Amount for such EBITDA Fiscal Year.
(B)    If Seller delivers an Earn-Out Dispute Notice with respect to the applicable Proposed Earn-Out Payment Calculations within forty five (45) days following receipt of such Proposed Earn-Out Payment Calculations, Purchaser and Seller shall seek in good faith to resolve all such disputed items during the thirty (30)-day period commencing on the date Purchaser receives the applicable Earn-Out Dispute Notice from Seller.
(A)In the event that Seller and Purchaser are unable to resolve all disputed items within such thirty (30)-day period or such longer period as Purchaser and Seller may mutually agree in writing, then the remaining items in dispute shall be submitted immediately to Deloitte & Touche, or if such firm refuses or is otherwise unable to act in such capacity, an independent nationally-recognized accounting or consulting firm selected and retained jointly by

Purchaser and Seller (in either case, the “Earn-Out Accounting Firm”). Each of Purchaser, on the one hand, and Seller, on the other hand, shall promptly (and in any event no more than ten (10) days after referral of the matter to the Earn-Out Accounting Firm) provide its respective assertions and details regarding the disputed items in writing to the Earn-Out Accounting Firm and to each other. The Earn-Out Accounting Firm shall be requested to render a determination of the dispute within thirty (30) days after referral of the matter to the Earn-Out Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. Each of Purchaser, on the one hand, and Seller, on the other hand, shall use its commercially reasonable efforts to furnish the Earn-Out Accounting Firm such work papers and other documents and information pertaining to the dispute as the Earn-Out Accounting Firm may reasonably request. In resolving the disputed items, the Earn-Out Accounting Firm (i) shall be bound by the provisions of this Section 2.11 and the other terms of this Agreement, (ii) may not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed by either Purchaser or Seller and (iii) shall limit its decision to such items as are in dispute and to only those items and amounts as are necessary for the applicable Proposed Earn-Out Payment Calculations to comply with the provisions of this Agreement. Such determination of the Earn-Out Accounting Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review. The applicable Proposed Earn-Out Payment Calculations shall be revised as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.11(b)(ii)(C) and, as so revised, such Proposed Earn-Out Payment Calculations shall be deemed to set forth the Earn-Out EBITDA for such EBITDA Fiscal Year and the Earn-Out Amount. All fees, costs and expenses of the Earn-Out Accounting Firm relating to the work, if any, to be performed by the Earn-Out Accounting Firm hereunder shall be borne in inverse proportion to the relative extent to which Purchaser, on the one hand, and Seller, on the other hand, prevail on the disagreements resolved by the Earn-Out Accounting Firm, which proportionate allocation shall be determined by the Earn-Out Accounting Firm; provided, that any initial engagement fees of the Earn-Out Accounting Firm shall initially be shared equally between Purchaser and Seller. Except as provided in the preceding sentence, all other costs and expenses incurred by the parties hereto in connection with resolving any dispute hereunder before the Earn-Out Accounting Firm shall be borne by the party incurring such cost and expense.
(c)Access to Financial Records; Audit Rights. During the Earn-Out Period, Purchaser shall cause the Group Companies to (A) maintain the pertinent books and records of the Group Companies in such a manner as is reasonably necessary in order to accurately calculate the Earn-Out EBITDA for such EBITDA Fiscal Year as provided herein (collectively, the “Earn-Out Records”) and (B) maintain a fiscal year ending December 31 for the Group Companies. Purchaser shall cause the Group Companies to make the Earn-Out Records available to the Earn-Out Accounting Firm, Seller and its accountants and other representatives at reasonable times until the Earn-Out Amount for any applicable EBITDA Fiscal Year has been settled and, if applicable, paid in full, including during the review by the Earn-Out Accounting Firm and/or Seller of, and the resolution of any objections with respect to, the applicable Proposed Earn-Out Payment Calculations.
(d)Post-Closing Operation of the Group Companies. During the Earn-Out Period (or, if earlier, until such time as the Earn-Out Achievement Amount has been paid in full), Purchaser shall not, and shall cause its Affiliates and the Group Companies not to, take any action with the purpose or intent of frustrating the achievement of the Earn-Out Achievement Amount (the “Standard”); provided, that (1) Purchaser shall have the right to direct the operation of the business of the Group Companies in its sole discretion (subject to compliance with the Standard) and shall not have any obligation to operate the business of the Group Companies in order to achieve the Earn-Out Achievement Amount and (2) nothing herein shall limit or prevent Purchaser or its Affiliates from divesting any portion of their business, subject to compliance with Section 2.11(c).

(e)Change of Control. If during the Earn-Out Period, Purchaser or the business of the Group Companies, taken as a whole, undergoes a change of control, Purchaser shall, or shall cause the Group Companies to, make proper provision so that the (A) the purchaser in such change of control transaction expressly assumes the obligations of Purchaser (and the Group Companies) under this Section 2.11 or (B) the obligations of Purchaser (and the Group Companies) under this Section 2.11 are transferred to the purchaser in such change of control transaction by operation of law.
(f)Nature of Entitlement. Seller acknowledges and agrees that (i) the Earn-Out Achievement Amount is speculative and subject to numerous factors outside the control of Purchaser and its Affiliates, (ii) there is no assurance that Seller will receive the Earn-Out Achievement Amount, (iii) neither Purchaser nor any of its Affiliates or their respective representatives has promised nor projected the Earn-Out Achievement Amount nor has made or is making in this Agreement or otherwise any representation or warranty with respect thereto, (iv) the right of Seller to receive any portion of the Earn-Out Achievement Amount is solely a contractual right and is not a security for purposes of any federal or state securities Laws (and shall confer upon Seller only the rights of a general unsecured creditor under applicable state Law) and (v) except for the obligation and duties expressly set forth in this Section 2.11, none of Purchaser, any of its Affiliates or any of their officers, directors, managers, employees, agents, advisors or other representatives owe any duty (express or implied) to Seller with respect to the matters contemplated by this Section 2.11, and the parties hereto solely intend the provisions of this Section 2.11 to govern their contractual relationship with respect to the subject matter of this Section 2.11.
(g)Tax Treatment. The parties hereto agree that any payment of the Earn-Out Achievement Amount as determined pursuant to this Section 2.11 shall be treated as an adjustment to purchase price for all Tax reporting purposes, except as otherwise required by applicable Law.
(h)Interpretation. In this Section 2.11, where the defined term “Group Companies” is used in respect of any time period following the Closing Date, such term shall be deemed to be a reference to the Group Companies and any successor entities (and any subsidiaries of the Group Companies or such successor entities) that are involved in the operation of the business of the Group Companies in respect of such time period.
Article III

CONDITIONS TO CLOSING
3.01Conditions to Purchaser’s Obligation. The obligation of Purchaser to consummate the Closing is subject to the satisfaction or waiver by Purchaser (to the extent legally permitted) of the following conditions immediately prior to the Closing:
(a)the representations and warranties set forth in Article IV and Article V of this Agreement (other than the Fundamental Representations and the representations and warranties in Section 5.06(a)), disregarding all qualifications contained therein related to materiality or Material Adverse Change, shall be true and correct as of the Closing Date (except for such representations and warranties which expressly relate to an earlier date, in which case such representations and warranties shall have been so true and correct as of such earlier date), except to the extent that the failure of such representations and warranties to be true and correct does not constitute a Material Adverse Change;
(b)the representations and warranties of the Group Companies set forth in Section 5.06(a) shall be true and correct in all respects as of the Closing Date;
(c)the Fundamental Representations, disregarding all qualifications contained therein related to materiality or Material Adverse Change, shall be true and correct in all respects as of the Closing Date (except for those representations and warranties which expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all respects as of such earlier date), except for de minimis inaccuracies;
(d)Seller shall not be in material breach of any covenant or agreement required to be performed by it under this Agreement prior to the Closing;

(e)Seller shall have delivered to Purchaser a certificate signed by an officer of Seller, dated as of the Closing Date, certifying that the conditions specified in Section 3.01(a), Section 3.01(b), Section 3.01(c), Section 3.01(d) and Section 3.01(j) have been satisfied;
(f)Seller shall have delivered to Purchaser all duly executed Release Documentation;
(g)the Transition Services Agreement shall have been executed by Seller and shall have been delivered to Purchaser;
(h)the IP Cross License and Joint Ownership Agreement shall have been executed by Seller and shall have been delivered to Purchaser;
(i)the Occupancy Agreements shall have been executed by Seller or its applicable Subsidiary and shall have been delivered to Purchaser; and
(j)no Material Adverse Change shall have occurred since the date hereof and be continuing.
3.02Conditions to Seller’s Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver by Seller (to the extent legally permitted) of the following conditions immediately prior to the Closing:
(a)the representations and warranties set forth in Article VI of this Agreement, disregarding all qualifications contained therein related to materiality, shall be true and correct in all material respects as of the Closing Date (except for those representations and warranties which expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date);
(b)Purchaser shall not be in material breach of any covenant or agreement required to be performed by it under this Agreement prior to the Closing;
(c)Purchaser shall have delivered to Seller a certificate signed by an officer of Purchaser, dated as of the Closing Date, certifying that the conditions specified in Section 3.02(a) and Section 3.02(b) have been satisfied;
(d)the Transition Services Agreement shall have been executed by Purchaser (or its applicable Subsidiary) and shall have been delivered to Seller;
(e)the IP Cross License and Joint Ownership Agreement shall have been executed by Purchaser (or its applicable Subsidiary) and shall have been delivered to Seller; and
(f)the Occupancy Agreements shall have been executed by Purchaser (or its applicable Subsidiary) and shall have been delivered to Seller.
3.03Conditions to All Parties’ Obligations. The obligation of each of Seller and Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of immediately prior to the Closing:
(a)the approvals and waiting periods under the HSR Act and any Other Antitrust Regulation that are required for the consummation of the transactions contemplated hereby and set forth on Schedule 3.03(a) shall have been received and remain in effect (in the case of approvals) or expired, been waived or been terminated (in the case of waiting periods);
(b)no injunction, order, judgment, decision, decree or ruling issued, promulgated, enacted or enforced by any Governmental Body after the date hereof enjoining or otherwise prohibiting the performance of this Agreement or the consummation of any of the transactions contemplated hereby shall be in effect;

(c)the Reorganization Steps shall have been completed in accordance with Section 7.09, subject to the changes to the Reorganization Steps permitted by Section 7.09; and
(d)the PRC Separation Agreements shall have been duly executed by, and delivered to, each of the parties thereto; provided, that, if Seller and its Affiliates consummate the sale of the Pizza Hut business in the PRC (the “PRC Closing”) prior to the Closing: (i) Purchaser hereby grants Seller permission to execute and deliver the PRC Separation Agreements on the PRC Closing (notwithstanding anything to the contrary in this Agreement) and (ii) Seller shall not, and shall ensure that its Affiliates shall not, agree to any modification, amendment, or waiver of any such executed PRC Separation Agreement prior to the Closing without Purchaser’s prior written consent. If Closing occurs prior to the PRC Closing, Seller shall procure that all parties to the PRC Separation Agreements (including Willow Glade and Yum Restaurants Consulting (Shanghai) Company Limited) execute and deliver the PRC Separation Agreements as of immediately prior to the Closing. For the avoidance of doubt, no PRC Separation Agreement shall be executed or delivered in a form that differs from the applicable form attached to this Agreement unless Purchaser shall have approved any adjustments to such forms in writing (it being understood that finalizing the PRC Separation Agreements as contemplated by the forms attached hereto shall be permitted, notwithstanding the foregoing). Seller shall provide Purchaser with reasonable advance written notice of the anticipated date of the PRC Closing if it precedes the Closing and shall keep Purchaser reasonably informed to the extent such anticipated date changes. Notwithstanding any of the foregoing, the Seller shall not, and shall ensure that its Affiliates shall not, execute the Existing CSA Termination Agreement, the New CSA or the New CSA PRC Termination Agreement without the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed).
3.04Frustration and Waiver of Closing Conditions. No party hereto may rely on the failure of any condition set forth in Section 3.01, Section 3.02 or Section 3.03, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement. Upon the occurrence of the Closing, any condition set forth in this Article III that was not satisfied shall be deemed to have been waived.
Article IV

REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants to Purchaser that the statements in this Article IV are true and correct, except as set forth in the Disclosure Schedules. For the avoidance of doubt, each of the representations and warranties of Seller set forth in this Article IV shall be deemed to have been made as if the Reorganization Steps had been consummated as of the date such representation and warranty is made hereunder and references to “the date hereof” shall be deemed to refer to the date of the completion of the Reorganization Steps.
4.01Authority, Validity and Effect. Seller is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and authority required to carry on its business as now conducted, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Seller to consummate the transactions contemplated by this Agreement. Seller has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, and this Agreement has been, and each of the Ancillary Agreements to which Seller is a party will be at or prior to the Closing, duly executed and delivered by Seller pursuant to all necessary corporate authorization and (assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto) is or will be, as applicable, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity (the “Enforceability Exceptions”).
4.02Title to Equity Interests. The Seller Subsidiaries collectively legally and beneficially own the Equity Interests (free and clear of any and all Liens, other than Liens and transfer restrictions under applicable securities Laws or the Governing Documents of the Companies) and, at the Closing, the Seller Subsidiaries shall deliver to Purchaser good and valid title to the Equity Interests, free and clear of all

Liens, agreements, voting trusts, proxies or other arrangements or restrictions whatsoever (other than Liens and transfer restrictions arising under applicable securities Laws). None of Seller and the Seller Subsidiaries is a party to (a) any option, warrant, purchase, right, right of first refusal, call, put or other contract (other than this Agreement) that could require Seller or any Seller Subsidiary to sell, transfer or otherwise dispose of any Equity Interests or (b) any voting trust, proxy or other contract relating to the voting of any Equity Interests.
4.03No Violation. Assuming that all consents, approvals and authorizations and other actions described in Section 4.04 have been obtained or taken, and except as may result from any facts or circumstances relating to the identity of Purchaser or its Affiliates, the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not (with or without lapse of time of both) (a) violate any of the Governing Documents of Seller or any Seller Subsidiary, (b) violate any applicable Law, (c) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or any Seller Subsidiary or to a loss of any benefit to which Seller or any Seller Subsidiary is entitled under any provision of any agreement or instrument, or any license, franchise or permit, (d) violate any order, writ, injunction or decree or (e) result in the creation or imposition of any Lien on any asset of Seller or any Seller Subsidiary, except for any Permitted Lien and with such exceptions, in the case of clauses (b) through (e), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Seller or the Seller Subsidiaries to consummate the transactions contemplated by this Agreement.
4.04Governmental Bodies; Consents. Except for the requirements of the HSR Act, any Other Antitrust Regulations that are required for the consummation of the transactions contemplated hereby and set forth on Schedule 4.04 or as otherwise set forth on Schedule 4.04, and except as may result from any facts or circumstances relating to the identity of Purchaser or its Affiliates, none of the execution, delivery or performance by Seller or the Seller Subsidiaries of this Agreement or the Ancillary Agreements to which Seller or any Seller Subsidiary is a party or the consummation of the transactions contemplated hereby or thereby will require any material notice, report or other filing with, or any material consent, approval or authorization of, any Governmental Body (a “Governmental Approval”) by Seller, any Seller Subsidiary or any Group Company, except where the failure to make such notification, report or filing or obtain such consent, approval or authorization would not, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Change or to prevent or materially delay the ability of Seller or the Seller Subsidiaries to consummate the transactions contemplated by this Agreement.
4.05Litigation. There are no Proceedings pending or, to the Knowledge of Seller, threatened against Seller or any Seller Subsidiary, which would reasonably be expected, individually or in the aggregate, to prevent or materially delay Seller’s or any Seller Subsidiary’s performance under this Agreement or the consummation of the transactions contemplated hereby.
4.06Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by any of the Group Companies.
Article V

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE GROUP COMPANIES
Seller represents and warrants to Purchaser that the statements in this Article V are true and correct, except as set forth in the Disclosure Schedules. For the avoidance of doubt, each of the representations and warranties of Seller set forth in this Article V (including the representations and warranties with respect to the Group Companies) shall be deemed to have been made as if the Reorganization Steps had been consummated as of the date such representation and warranty is made hereunder and references to “the date hereof” shall be deemed to refer to the date of the completion of the Reorganization Steps.
5.01Organization and Corporate Power.
(a)Each Company is duly formed and organized, validly existing and in good standing under the Laws of its respective jurisdiction of formation.

(b) (i) Each Group Company has the requisite corporate, limited liability company or other applicable power and authority to own, lease and operate its material properties and to carry on its portion of the Business as presently conducted, (ii) each Group Subsidiary is a corporation, limited liability company or other business entity, as the case may be, duly organized, validly existing and in good standing (if applicable) under the Laws of its respective jurisdiction of formation, incorporation or organization (as applicable) and (iii) each Group Company is duly qualified or licensed to transact business and is in good standing (if applicable) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business now conducted by it, makes such qualification or licensing material to the operation of the Business or such Group Company, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to be material to the Business or the Group Companies, taken as a whole. Seller has made available to Purchaser complete and correct copies of the Governing Documents of each of the Group Companies, in each case, as amended or restated through the date hereof, each of which is in full force and effect as of the date hereof. None of the Group Companies is in material violation of any of the provisions of the Governing Documents of such Group Company.
5.02No Breach. Except (x) for the requirements under the HSR Act, any Other Antitrust Regulations that are required for the consummation of the transactions contemplated hereby and set forth on Schedule 4.04 or as otherwise set forth on Schedule 4.04 and (y) as set forth on Schedule 5.02, the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which Seller is a party and the consummation of the transactions contemplated hereby and thereby, or compliance by Seller with any of the provisions hereof or thereof, do not and will not conflict with, result in any breach of, require any consent or notice under, constitute a default under (with or without notice or lapse of time or both), result in a violation of, result in the creation of any Lien (other than a Permitted Lien) upon any material properties or assets of the Group Companies under, give rise to any right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, any provision of (a) any of the Group Companies’ Governing Documents, (b) any Material Contract, (c) any outstanding judgment, order or decree applicable to a Group Company or any of the material properties or assets of a Group Company or (d) any applicable Law to which any Group Company is subject, except in the cases of clauses (b) through (d) with respect to such conflicts, breaches, consents, notices, defaults, violations, Liens, terminations, cancellations, accelerations or losses that would not, individually or in the aggregate, constitute a Material Adverse Change.
5.03Equity Interests; Subsidiaries.
(a)Schedule 5.03(a) sets forth a list as of the date hereof the number of issued and outstanding equity interests (if applicable) of each Company. All of the Equity Interests issued and outstanding will be duly authorized and validly issued and, to the extent applicable, will be fully paid and non-assessable. Except as set forth on Schedule 5.03(a), there are no outstanding (i) equity securities of the Companies, (ii) securities or obligations (including bonds, debentures, notes or other indebtedness) of the Companies convertible into or exchangeable for equity securities of the Companies, (iii) options, warrants, calls, subscriptions or other rights to acquire from the Companies, or obligations of the Companies to issue, any equity securities or any securities or obligations convertible into or exchangeable for equity securities of the Companies, or (iv) phantom equity, equity appreciation, profit participation, restricted equity, equity-equivalent or similar rights, or any other rights the value of which is based upon or derived from the equity interests, value or results of operations of the Companies. There are no outstanding bonds, debentures, notes or other indebtedness of the Companies having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the holders of equity interests of the Companies may vote (“Voting Debt”). There are no outstanding obligations of any Group Company to repurchase, redeem or otherwise acquire any equity interests of the Companies (or any Voting Debt, phantom equity or other rights described above). None of the Equity Interests will have been issued in violation of any preemptive rights or similar rights. There is no Contract of any character to which either of the Companies is a party or otherwise subject to requiring, and there are no securities or obligations (including any indebtedness or Voting Debt) of any Person outstanding that upon conversion, exercise or exchange would require, the issuance of any equity interests of a Company or other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive equity interests of a Company (or any phantom equity or other equity-equivalent rights with respect to a Company).

(b)No Group Company directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any equity or similar interest in, any Person. Schedule 5.03(b) sets forth the name, owner, jurisdiction of formation or organization (as applicable) and percentages of outstanding equity securities owned, directly or indirectly, by each Group Company. Except as set forth in its Governing Documents, all outstanding equity securities of each Group Subsidiary (except to the extent such concepts are not applicable under the applicable Law of such entity’s jurisdiction of formation or other applicable Law) have been duly authorized and validly issued, were issued and are free and clear of any preemptive rights (except to the extent provided by applicable Law and other than such rights as may be held by any Group Company), restrictions on transfer (other than restrictions under applicable federal, state and other securities Laws), or Liens (other than Permitted Liens) and are owned, beneficially and of record, by the Group Companies. Except as set forth in the Governing Documents of the Group Subsidiaries, there are no outstanding (i) equity securities of any Group Subsidiary, (ii) securities of any Group Subsidiary convertible into or exchangeable for, at any time, equity securities of any Group Subsidiary or (iii) options or other rights to acquire from any Group Subsidiary, and no obligation of any Group Subsidiary to issue, any equity securities or securities convertible into or exchangeable for equity securities of any Group Subsidiary. None of the Group Companies are a party to, or otherwise subject to, any Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition or registration of the equity interests of any Group Company.
5.04Financial Statements. Attached as Schedule 5.04 are true, correct and complete copies of the unaudited balance sheet of the Business corresponding to the fiscal years of Seller ended December 31, 2025 (the “Balance Sheet Date”) and December 31, 2024, and the related statements of operations for the years then ended (collectively, the “Financial Statements”). The Financial Statements (i) have been based upon the information contained in the books and records of Seller and its Affiliates and (ii) present fairly, in all material respects, in conformity with GAAP, procedures and methodologies applied on a consistent basis, the financial position of the Business and the results of its operations as of the date and for the period referred to therein (subject to (A) the absence of footnote disclosures and other presentation items (which if presented, would not materially alter the financial condition or financial results of the Business), and (B) such exceptions to GAAP as are set forth on Schedule 5.04; provided that (1) through the periods covered by the Financial Statements, the Business has not operated as separate stand-alone entities and instead balance sheet and related statements of operations of the Business have been reported within consolidated financial statements of Seller and its applicable Affiliates, (2) stand-alone financial statements have not historically been prepared for the Business and (3) the Financial Statements assume certain allocated charges and credits, which do not necessarily reflect amounts that would have resulted from arm’s length transactions or that the Business would incur on a standalone basis.
5.05Absence of Undisclosed Liabilities. The Business and the Group Companies do not have any liabilities, other than liabilities (a) that are taken into account in calculating the Closing Cash Proceeds as finally determined pursuant to Section 2.07, (b) specifically disclosed or reflected and reserved against on the balance sheet as of the Balance Sheet Date, (c) incurred in the ordinary course of business after the Balance Sheet Date (none of which results from or arises out of any breach of or violation under any Contract or applicable Law), (d) executory obligations arising under Contracts (none of which results from or arises out of any breach of or violation under any Contract), (e) incurred in connection with the transactions contemplated by this Agreement and included as a Transaction Expense, (f) for which Purchaser or any Group Company has agreed to be responsible pursuant to this Agreement or any Ancillary Agreement or (g) which have not constituted and would not reasonably be expected to be material to the Business or the Group Companies, taken as a whole.
5.06No Material Adverse Change; Absence of Certain Developments.
(a)Since the Balance Sheet Date through the date hereof, there has not been any Material Adverse Change.
(b)Except in connection with the transactions contemplated by this Agreement (including implementation of the Reorganization Steps), since the Balance Sheet Date, (i) the Group Companies have operated in the ordinary course of business in all material respects consistent with past practice and (ii) none of the Group Companies have taken any action that, if taken after the date hereof, would constitute a breach of clauses (i), (ii), (iii), (iv), (vi), (vii), (ix), (x), (xi), (xiii) or (xx) (but only to the extent that clause (xx) relates to the other foregoing clauses) of Section 7.01(b), if Section 7.01(b) had been in effect during such time.

5.07Title to Properties.
(a)Schedule 5.07(a) sets forth, as of the date hereof, a true and complete list of all real property in which any Group Company has a fee interest (each, an “Owned Property”). (i) The applicable Group Company has marketable and valid fee simple title to each Owned Property, in each case, free and clear of all Liens, other than Permitted Liens, (ii) the applicable Group Company has not granted to any third party any unrecorded options, rights of first offer or rights of first refusal to purchase such Owned Property or any portion thereof or interest therein that remains outstanding, and (iii) Seller has not received written notice of any pending or threatened condemnation or similar proceedings or actions related to any Owned Property. There are no material defects at an Owned Property, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies or the Business, taken as a whole.
(b)Schedule 5.07(b) sets forth, as of the date hereof, a true and complete list of all material real property leased, subleased, licensed or otherwise occupied by any Group Company (which, for the avoidance of doubt, shall not include any lease or sublease for individual restaurants) (each, a “Leased Property”), and a complete list of all leases for each such Leased Property (each, a “Lease”) (including the date and name of the parties to such Lease). Each Lease is in full force and effect and the applicable Group Company has a valid and existing leasehold interest in each Lease, free and clear of all Liens, other than Permitted Liens. The Group Companies have not subleased, licensed or otherwise granted any Person the right of exclusive use or occupancy of any of the Leased Property. Seller has made available to Purchaser true, correct and complete copies of each Lease (including all amendments, extensions, renewals, and guaranties).
5.08Tax Matters.
(a)All income and other material Tax Returns required to be filed by or on behalf of each Group Company have been duly and timely filed and are complete and correct in all material respects. All income and other material Taxes required to be paid by or on behalf of each Group Company have been duly and timely paid, other than those Taxes being contested in good faith through appropriate proceedings for which provision has been made in accordance with GAAP on the Financial Statements. All material Taxes required to be withheld by or on behalf of each Group Company have been timely withheld and have been timely paid over to the appropriate taxing authorities or properly set aside in accounts for such purpose.
(b)No audit or examination of any Group Company is being conducted by a taxing authority and no Proceedings are pending with respect to any material Taxes of any Group Company. No written claim has been received by any Group Company for any material deficiency, adjustment or issue with respect to Taxes which has not been finally resolved, closed, settled and paid in full. No extension or waiver of the statute of limitations is currently in effect in respect of material Taxes of any Group Company and no extension has been agreed to with respect to any material Tax assessment or deficiency of any Group Company.
(c)No material Liens for Taxes exist with respect to any of the assets, properties or rights of any Group Company except for Permitted Liens.
(d)None of the Group Companies has participated in any “listed transaction” within the meaning of Section 1.6011-4(c) of the Treasury Regulations. Within the past two (2) years, none of the Group Companies has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.
(e)There are no requests for rulings or determinations in respect of any Tax pending between any Group Company and any taxing authority. None of the Group Companies has (i) received or applied for a Tax ruling from a taxing authority or (ii) entered into a closing agreement pursuant to Section 7121 of the Code (or corresponding or similar provisions of applicable Laws).
(f)No claim has been made in writing by any taxing authority in a jurisdiction where a Group Company does not file a particular type of Tax Return or pay a particular type of Tax that such Group Company is or may be required to file such Tax Return or pay such Tax in that jurisdiction.

(g)None of the Group Companies (i) is or has ever been a member of any consolidated, combined, affiliated or unitary group for any Tax purposes, other than the Seller Affiliated Group or (ii) has any liability for Taxes of any Person arising from the application of Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, or as a transferee or successor other than any liability for Taxes of any member of the Seller Affiliated Group (including the parent thereof).
(h)None of the Group Companies is party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement.
(i)Schedule 5.08(i) sets forth the classification under Treasury Regulations Section 301.7701-3 of each Group Company and none of the Group Companies has made an election to change such classification.
Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 5.08 and Sections 5.04 and Section 5.12 (to the extent expressly related to Taxes) shall be considered the sole and exclusive representations and warranties in this Agreement with respect to Taxes and compliance (or non-compliance) with Tax-related Laws (including the Code).
5.09Material Contracts.
(a)Schedule 5.09(a) sets forth a list of each Contract (other than any Employee Benefit Plan or Contract related to any Employee Benefit Plan, any lease or sublease that is not a Lease, and any Company Franchise Agreement) that is of a nature described below, to which a Group Company or, solely with respect to Section 5.09(a)(i)(B), a member of the Seller Group, is a party and that is in effect as of the date of this Agreement (each, together with each Lease, a “Material Contract”):
(i)a Contract (A) that grants any Group Company a license or other right (whether present or contingent, including coexistence agreements and covenants not to sue) to use, practice or exploit Intellectual Property owned or controlled by third parties that is material to the Business, or (B) under which any Group Company or a member of the Seller Group grants to a third party a material license or other right (whether present or contingent, including coexistence agreements and covenants not to sue) to use, practice or exploit any material Owned Intellectual Property, excluding (x) in the case of (A), licenses of Off-the-Shelf Software and (y) in the case of (B), non-exclusive, incidental or ancillary licenses of Business Intellectual Property entered into in the ordinary course of business and licenses granted to Franchisees;
(ii)a Contract that relates to indebtedness for borrowed money in excess of $5,000,000;
(iii)a Contract granting a Lien upon any property or asset of the Business or the Group Companies, other than any Lien securing claims of less than $1,000,000 incurred in the ordinary course of business or a Permitted Lien;
(iv)a Contract under which any Group Company has made (or committed to make) any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than any other Group Company), in any such case which, individually, is in excess of $1,000,000;
(v)a Contract, including any agreement that contains any exclusivity or non-competition provisions, purporting to limit the freedom following the Closing of any Group Company to engage in any line of business or operate in any jurisdiction in a manner that is material to the Business, taken as a whole, in each case other than (A) Contracts containing restrictions relating to confidentiality entered into in the ordinary course of business consistent with past practice or (B) Contracts that are set forth on Schedule 5.09(a)(ix);

(vi)a partnership, joint venture, shareholders or other similar Contract with any Person;
(vii)a Contract relating to the past or future disposition or acquisition of any investment in any Person or of any interest in, or material assets of, any business enterprise or requiring any Group Company to purchase or sell any security or material assets entered into since January 1, 2024 that contains ongoing material obligations of any Group Company;
(viii)a Contract with a Person (excluding those described in clauses (i) through (vii) above and clauses (ix) through (xiv) below), together with any other Contracts with such Person or its Affiliates, involving the expected receipt or payment by any Group Company of $5,000,000 or more annually;
(ix)any Contract that materially limits the ability of any Group Company to offer Company Franchises to any Person or in any geographic area or market segment (including any license, collaboration, area franchise, master franchise, area development, agency or distribution agreements), or that provides for exclusivity in connection with any of the foregoing, other than any Company Franchise Agreements, development agreements, manuals or policies that provide Franchisees territorial protections in the ordinary course of business;
(x)any Contract entered into in connection with the settlement of any Proceeding of any Group Company (x) which involves any payment in excess of $1,000,000 (if such amount is unpaid) or (y) that contains any material ongoing continuing obligations of any Group Company, other than confidentiality obligations with respect to the terms of the settlement;
(xi)any Contract with respect to an Affiliate Transaction;
(xii)any Contract with a Material Vendor;
(xiii)any Contract that obligates any Group Company to make any unpaid or unfunded capital expenditure in excess of $5,000,000 individually or $10,000,000 in the aggregate; and
(xiv)any written waiver or modification by a Group Company of a Material Franchisee’s obligation to pay royalties to such Group Company under a Specified Franchise Agreement.
(xv)Notwithstanding the foregoing, this Section 5.09(a) shall not apply to any contracts included in the Excluded Assets, if any, or any Shared Contracts and no such contract shall be set forth on Schedule 5.09(a).
(b)Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole, none of the Group Companies or their respective Affiliates is in violation of or in breach or default under any Material Contract. To the Knowledge of Seller, (i) no other Person has materially violated or breached, or committed any material default under, any Material Contract, and (ii) no event has occurred and is continuing that will result in a material violation or breach of any of the provisions of any Material Contract. As of the date hereof, each Material Contract constitutes a valid and binding obligation of one or more of the Group Companies or their respective Affiliate (subject to the Enforceability Exceptions) and is in full force and effect. Seller has made available to Purchaser a true, correct and complete copy of each Material Contract.
5.10Intellectual Property; Data Privacy.
(a)Schedule 5.10(a) sets forth, as of the date hereof, a complete list of all Registered Intellectual Property, specifying as to each such item, as applicable, the (i) owner, (ii) jurisdiction to which the application or registration applies, (iii) application and registration number and (iv) application and registration date. A Group Company is the sole and exclusive record and beneficial owner of all Owned Intellectual Property, free and clear of all Liens, other than Permitted Liens. Each item of Registered Intellectual Property is subsisting and, to the Knowledge of Seller, valid and enforceable, and none of the material Owned Intellectual Property has been adjudged by a court of competent jurisdiction invalid or unenforceable in whole or in part. All registration, maintenance and renewal fees have been paid, and all filings have been made, that are required to maintain the Group Companies’ ownership of, and the validity and enforceability of, the Registered Intellectual Property.
(b)Subject to Section 2.04, the Group Companies are the owners of, or have a valid and enforceable right to use, all material Business Intellectual Property that is used or held for use in, or otherwise necessary for, the conduct of the Business, in each case, free and clear of all Liens, other than Permitted Liens. No Affiliate of Seller (other than a Group Company) will retain ownership of, or an exclusive license to, any material Owned Intellectual Property following the completion of the Reorganization Steps (except as may be expressly agreed in an IP Ancillary Agreement). There exist no material restrictions on the disclosure, use, license or transfer of the material Owned Intellectual Property. The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not alter, encumber, impair or extinguish any material Business Intellectual Property or any of the Group Companies’ rights therein, except in each case as may be expressly agreed in an IP Ancillary Agreement.
(c)Neither Yum Connect nor any of its Subsidiaries owns or purports to own any Intellectual Property that is primarily used or held for use in connection with or in the operation of the Business, other than (i) the Intellectual Property provided by Yum Connect or any of its Subsidiaries to the Group Companies pursuant to that certain Master Services Agreement, dated March 31, 2026, by and between Yum Connect and Pizza Hut Global Tech, LLC, as amended, restated, supplemented or otherwise modified from time to time (or any successor agreement thereto) (the “Byte MSA”), (ii) any Intellectual Property that constitutes a Transferred Asset, or (iii) as otherwise licensed by Seller or any of its Affiliates to the Group Companies pursuant to the IP Cross License and Joint Ownership Agreement.
(d)Except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole, (i) the conduct of the Business does not infringe upon, misappropriate or otherwise violate, and has not, within the thirty-six (36) months prior to the date hereof, infringed upon, misappropriated or otherwise violated, the Intellectual Property of any third party, (ii) neither Seller nor any of its Affiliates (including Group Companies) has received, within the thirty-six (36) months prior to the date hereof, written notice alleging that the conduct of the Business has infringed or misappropriated or otherwise violated the Intellectual Property of any third party, (iii) to the Knowledge of Seller, no third party is, at the date hereof, infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Owned Intellectual Property or material Business Intellectual Property proposed to be licensed to a Group Company under the IP Cross License and Joint Ownership Agreement, and (iv) there is no Proceeding pending or, to the Knowledge of Seller, threatened (A) against the Group Companies or a member of the Seller Group based upon, or challenging or seeking to deny or restrict, the rights of any of them in any Business Intellectual Property (including the scope, validity, enforceability or ownership thereof) or alleging that the Business has infringed, misappropriated or otherwise violated any Intellectual Property of any third party or (B) against any third party alleging that such third party has infringed, misappropriated or otherwise violated any Owned Intellectual Property.
(e)Each Group Company has taken commercially reasonable steps to protect, preserve and maintain the confidentiality of all material trade secrets, material know-how and other material proprietary or confidential information included in the Unregistered Intellectual Property. No such trade secrets or other material proprietary or confidential information (including any source code) have been disclosed to or accessed by any third party, other than subject to binding written obligations restricting the disclosure and use of such trade secrets by such third party.
(f)To the Knowledge of the Seller, each Person who is a current or former employee of a Group Company or a member of the Seller Group, who is or was involved in the creation, generation, conception, discovery, reduction to practice or other development of any Owned Intellectual Property has signed a valid and enforceable agreement containing a sufficient assignment of such Intellectual Property to the Group Companies or its applicable Affiliate.
(g)Except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole, all Software constituting Owned Intellectual Property is consistent with industry standards: (i) in conformance in all material respects with any applicable performance specifications and product documentation therefor; and (ii) free from material defects. The Group Companies and the members of the Seller Group have not granted and are not obligated to grant any license or right to access or receive any source code to any Software constituting material Owned Intellectual Property or otherwise make such source code available (including, in any such case, any conditional right to access) and the Group Companies and members of the Seller Group have not established any escrow arrangement for the storage and conditional release of any such source code.
(h)No Software constituting Owned Intellectual Property is subject to any obligation or restriction arising from the use or incorporation of open source software (including any “copyleft” or similar obligation) that would require any Group Company or member of the Seller Group to disclose, license or make available the source code of any such Software.
(i)The Group Companies have established, maintained and enforced policies and procedures governing the use of AI Technology in the Business (including the incorporation thereof into any products and services thereof), including policies, procedures, and protocols designed to ensure the ongoing ethical, transparent, and responsible design, development, and deployment thereof as required under applicable Law. To the Knowledge of Seller, the Group Companies, and their agents, processors, and contractors acting on their behalf or at their direction, are in compliance in all material respects with both applicable Law and such Group Company policies and procedures relating to or regulating the use of AI Technology, and have not been subject to any written notification, claim, demand, audit or action of a Governmental Body investigating or alleging any material violation thereof. A Group Company owns, or has a valid license or other right to use, all material Business Intellectual Property in the AI Technology developed, or fine-tuned or otherwise customized, by and on behalf of the Group Companies.
(j)The Business IT Systems are adequate and sufficient (including in terms of capacity and maintenance and support) to conduct the Business as currently conducted. Seller and its Affiliates (including the Group Companies) have taken commercially reasonable actions to protect the confidentiality, integrity and security of the Business IT Systems against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) disaster recovery procedures, (ii) business continuity procedures, and (iii) encryption and other data security protocols. The Business IT Systems do not contain any virus, malware or other routines, code or components designed to permit unauthorized access or that would materially harm the Business IT Systems. Since January 1, 2023 and other than as disclosed on Schedule 5.10(j), the Business IT Systems have not experienced any material unauthorized access, use, disclosure, loss, or other adverse event, failure, breakdown or continued substandard performance which have caused the substantial disruption or interruption in or to the use of the Business IT Systems or the operation of the Business.
(k)Except in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole, the Group Companies and Seller and its Affiliates (solely to the extent related to the Business) (i) are, and since January 1, 2023 have at all times been, in compliance with all (A) Data Privacy Laws, and (B) their internal and external written policies and procedures, binding industry standards, and restrictions and requirements contained in any written Contracts to which any of them is bound, in each case under this clause (B), relating to the privacy, protection, cybersecurity and/or other Processing of Personal Data (clauses (A) and (B), collectively, “Data Protection Requirements”), and (ii) have taken commercially reasonable measures to ensure that all Processors are bound by valid, written, and enforceable Contracts, which, to the extent required by Data Protection Laws, require such Processors to comply with Data Protection Laws and to take reasonable measures to maintain the privacy, security and confidentiality of the Personal Data Processed by such Processors.

(l)Except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole, the Group Companies and Seller and its Affiliates (solely to the extent related to the Business) maintain and since January 1, 2023 have at all times maintained technical and organizational measures consistent with industry standards designed to protect all Personal Data in their possession or under their control against any unauthorized accidental or unlawful destruction, loss, alteration, disclosure of, or access to, Personal Data (each, a “Data Breach”). Except in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole, since January 1, 2023, (i) the Group Companies, and Seller and its Affiliates (solely to the extent related to the Business), and to the Knowledge of Seller, each of its and their Processors, have not experienced any Data Breaches involving any Personal Data in the possession or control of the Group Companies or Seller and its Affiliates (solely to the extent related to the Business) and (ii) the Group Companies, and Seller and its Affiliates (solely to the extent related to the Business) have not been the subject (and, to the Knowledge of Seller, no Processor has been the subject) of or received any written notice of any claim, complaint, investigation, litigation, action related to, or been charged with the violation of, any Data Protection Requirements in connection with the Business, and, to the Knowledge of Seller, no Proceeding is pending against any of them in connection with the same.
(m)Except in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole, the transfer of Personal Data, solely to the extent related to the Business or included in or as a Transferred Asset, in connection with the transactions contemplated by this Agreement and the Ancillary Agreements will not materially violate any Data Privacy Laws as currently applicable and, immediately following the consummation of the transactions contemplated by this Agreement, the Group Companies shall be able to Process Personal Data primarily related to the Business in substantially the same manner as such Personal Data is currently Processed by the Group Companies.
(n)Each of YCH, Cherry Glade, Yum Restaurants Consulting (Shanghai) Company Limited (“YUMC”) and each of their respective subsidiaries is not operating, licensing or franchising any restaurants that are identified by the “Pizza Hut” brand or marks or that utilize any Brand System IP (as defined in the PH PRC Master License Agreement), in each case, outside of the PRC. As used herein, “PH PRC Master License Agreement” means that certain Pizza Hut Master License Agreement, effective as of October 31, 2016, as amended, between Cherry Glade (as assignee of YRI China Franchising, LLC with respect to Pizza Hut) and YUMC (as may be amended, restated, replaced, supplemented or otherwise modified from time to time).
5.11Litigation. There is, and since January 1, 2023 there have been, no Proceedings pending, or, to the Knowledge of Seller, threatened in writing, against Seller or any of its Subsidiaries with respect to the Business or any Group Company, that (a) individually or in the aggregate would reasonably be expected to be material to the Business or the Group Companies, taken as a whole, or (b) would reasonably be expected to give rise to any legal restraint on or prohibition against the transactions contemplated by this Agreement. There is no judgment, decree, injunction (preliminary or otherwise), rule or order of any arbitrator or Governmental Body outstanding against any Group Company with respect to the Business which, individually or in the aggregate, would reasonably be expected to be material to the Business or the Group Companies, taken as a whole.
5.12Employee Benefit Plans.
(a)Schedule 5.12(a) sets forth, as of the date hereof, a list of each material Employee Benefit Plan and each Transferred Benefit Plan (or form thereof with respect to individual arrangements that do not differ in any material respect from such form), and the Group Companies have identified each Transferred Benefit Plan on Schedule 5.12(a) with an asterisk (*). With respect to each material Employee Benefit Plan and each Transferred Benefit Plan, Seller has provided or made available to Purchaser complete copies (to the extent applicable) of (i) such Employee Benefit Plan and all amendment thereto (or a description of the material terms of such plan if not written), (ii) the summary plan description (and summary of material modifications) or any similar document, (iii) each trust, insurance, annuity or other funding contract related thereto, (iv) the most recent annual funding report, or such similar reports, statements or information returns required to be filed with or delivered to any Governmental Body (including reports filed on Form 5500 with accompanying schedules and attachments), if any, (v) the most recent determination or opinion letter received from the Internal

Revenue Service or any similar approval under non-U.S. law from the Governmental Body having jurisdiction with respect to such Employee Benefit Plan, and (vi) any material non-routine correspondence with any Governmental Body regarding any such Employee Benefit Plan in the last three (3) years.
(b)Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code or other applicable Laws (i) is so qualified and (ii) if intended to be qualified under Section 401(a) of the Code, is the subject of a favorable determination or opinion letter from the Internal Revenue Service as to its tax-qualified status and, to the Knowledge of Seller, no fact or event has occurred since the date of such letter that would reasonably be expected to adversely affect such qualification.
(c)Each Employee Benefit Plan has been operated in accordance with its terms and applicable Law and no event has occurred and no condition exists with respect to, or in connection with, any Employee Benefit Plan, that would reasonably be expected to subject any Group Company to any Taxes, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Group Companies, taken as a whole. There is no current, pending or, to the Knowledge of Seller, threatened proceeding (except for routine claims for benefits) relating to any Employee Benefit Plan or to the employment, termination of employment, compensation or employee benefits of any plan participant, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Group Companies, taken as a whole.
(d)None of the Group Companies nor any ERISA Affiliate has within the past six (6) years sponsored, maintained, contributed to or been required to sponsor, maintain or contribute to, or has any liability, contingent or otherwise, with respect to, (i) any Employee Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) any Multiemployer Plan, (iii) any “multiple employer plan” that is subject to Section 413(c) of the Code and Section 4062 or 4063 of ERISA, (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (v) any funded welfare benefit plan within the meaning of Section 419 of the Code. None of the Group Companies nor any ERISA Affiliate has incurred any liability under Title IV of ERISA that has not been paid in full.
(e)Neither Seller nor any of its Subsidiaries (including the Group Companies) provide, or have any obligation to provide or have any liability to make contributions or payments in respect of any retiree or post-employment health, medical or other welfare or life insurance benefits for the benefit of any current or former Business Employee, except as required by Section 4980B of the Code or any similar non-U.S. applicable Laws or where the cost thereof is born entirely by the former employee (or his or her eligible dependents or beneficiaries).
(f)All material payments required to be made by the Group Companies under, or with respect to, any Employee Benefit Plan (including all contributions, distributions, reimbursements, premium payments or intercompany charges) with respect to all prior periods have been timely made or, for any such payments that are not yet due and are properly accrued, in each case, in accordance with the provisions of each of the Employee Benefit Plans, applicable Law and GAAP.
(g)Except as required by this Agreement or applicable Laws, none of the execution, delivery or performance of this Agreement or the transactions contemplated by this Agreement (whether alone or in conjunction with any other event, including any termination of employment on or following the date hereof) will (i) entitle any current or former Business Employee to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding or increase the amount, or enhance the terms or conditions, of any compensation or benefit under any Employee Benefit Plan in respect of any payments to current or former Business Employees, (iii) result in any forgiveness of indebtedness under any Employee Benefit Plan in respect of current or former Business Employees (iv) impose any restrictions on the Group Companies’ rights to transfer, amend or terminate any Transferred Benefit Plan or (v) result in the forgiveness of any loan to any current or former Business Employee.

(h)The transactions contemplated by this Agreement will not constitute a “change in ownership or effective control” of Seller or a “change in the ownership of a substantial portion of Seller’s assets” within the meaning of Section 280G of the Code and regulations promulgated thereunder.
(i)Neither Seller nor any of its Subsidiaries (including the Group Companies) has any obligation to indemnify, compensate, reimburse, gross up or make whole any current or former Business Employees or any other current or former individual service provider of the Group Companies for any Taxes incurred under Section 409A or Section 4999 of the Code.
(j)With respect to each Employee Benefit Plan that is maintained outside the jurisdiction of the United States that provides benefits in respect of any current or former Business Employee that is primarily based outside the United States (each, a “Foreign Plan”), (i) if intended to qualify for special Tax treatment (or permitted to have been approved to obtain any beneficial Tax or other status), such Foreign Plan meets all requirements for such treatment; (ii) if intended to be filed, registered or approved by a competent Governmental Body, has been duly and timely filed, registered or approved, as applicable; and (v) to the extent providing pension, termination indemnities, long-service awards, jubilee payments, post-termination welfare benefits or similar payments or benefits is fully secured by an insurance policy or is fully funded or book reserved, as applicable, in accordance with GAAP or other applicable accounting standards.
5.13Insurance. Schedule 5.13 sets forth each material insurance policy maintained by or on behalf of the Group Companies as of the date hereof on the properties, assets, products, business or personnel of the Business, including for each such policy, the first named insured, type of policy, form of coverage, policy number, name of the insurer(s), limits, deductibles, premium and term. As of the date hereof, each such insurance policy is in full force and effect, the applicable insured thereunder is not in material default with respect to its obligations under any of such policies, all premiums and other payments due thereon have been paid and are up to date, and no written notice of cancellation or non-renewal has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation or non-renewal. No Group Company has failed to give any notice or present any claim under any such policy in a due and timely manner, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Group Companies, taken as a whole. There is no claim pending under any of such policies as to which any insurer has denied, rejected or disputed coverage, or made any reservation of rights, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Group Companies, taken as a whole. To the Knowledge of Seller, there are no open or pending claims under any such policy with any insurer that is insolvent or subject to any liquidation, rehabilitation or similar proceeding. To the Knowledge of Seller, there is no liability, open or closed, for which the aggregate policy limits could be exhausted or materially eroded by virtue of claims related thereto. The Group Companies and their respective assets and properties are insured in amounts no less than as required by applicable Law and any Contract to which any Group Company is a party or by which it or any of its assets are bound, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business or the Group Companies, taken as a whole.
5.14Environmental Matters. Except for such matters that, individually or in the aggregate, would not reasonably be expected to constitute a Material Adverse Change:
(a)each Group Company is and since January 1, 2023, has been in compliance with all Environmental Laws and Environmental Permits, which compliance includes obtaining and maintaining all Environmental Permits and all such Environmental Permits are in full force and effect;
(b)there are no Proceedings under or pursuant to Environmental Laws, Environmental Permits or Hazardous Materials (each, an “Environmental Claim”) pending or, to the Knowledge of Seller, threatened against any Group Company;
(c)no notice, demand, request for information, citation, summons or complaint has been received and no order, judgment, decree or injunction has been issued or is otherwise in effect, in each case with respect to any Group Company that is pursuant to any applicable Environmental Laws, Environmental Permits or Hazardous Materials;

(d)no Group Company has treated, stored, arranged for or permitted the disposal of, transported, handled, sold, distributed, marketed, Released, or exposed any Person to, or owned or operated any property or facility contaminated by, Hazardous Materials; and
(e)no Group Company has retained or assumed, by contract or operation of Law, any liabilities, indemnities or obligations of any Person arising under any Environmental Law, Environmental Permit or Hazardous Material.
(f)Seller has made available to Purchaser all: (i) material environmental or health and safety assessments, studies, audits, analyses or reports and (ii) copies of all other documents relating to any material liabilities under Environmental Laws to the extent such are in the possession or under the reasonable control of Seller or the Group Companies as of the date hereof.
5.15Affiliated Transactions. Except for (a) the transactions contemplated by Section 7.08 and Section 7.09, (b) any applicable Ancillary Agreement, (c) Employee Benefit Plans, and (d) any Shared Contract, there are no contracts in effect between any Group Company, on the one hand, and Seller or its Affiliates (other than the Group Companies), on the other hand, or any of their representatives or “associates” or “immediate family” members (as defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act of 1934), on the other, that has ongoing obligations (each, an “Affiliate Agreement”). None of Seller or its Affiliates (other than the Group Companies), or, to the Knowledge of Seller, any of Seller’s “associates” or “immediate family” members (as defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act of 1934): (i) has a direct or indirect interest in any material asset or property owned or used by any Group Company; (ii) has borrowed money from or loaned money to any Group Company (in each case, in any material amount) that is currently outstanding (other than business expenses incurred in accordance with the policies of any Group Company); or (iii) has initiated or threatened to initiate any proceeding against any Group Company since January 1, 2023 (together with any Affiliate Agreement, an “Affiliate Transaction”).
5.16Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with, or arising out of, (a) the negotiation, preparation or execution of this Agreement and any Ancillary Agreement, (b) the performance by Seller of its covenants or agreements set forth in this Agreement and any Ancillary Agreement and/or (c) the consummation by Seller of the transactions contemplated by this Agreement and any other Ancillary Agreement, in each case, for which the Group Companies will have any liability following the Closing.
5.17Compliance with Laws. Seller and its Affiliates, in each case with respect to the Business, are, and since January 1, 2023 have been, in compliance with all Laws applicable to the Business as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole. (i) Neither Seller nor any of its Affiliates, in each case with respect to the Business, has received any written notice of any alleged material violation of applicable Law applicable to the Business from a Governmental Body since January 1, 2023 (other than violations which have been cured or otherwise remedied), and (ii) there are no pending hearings or investigations with respect to any such violation, the result of which would, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole.
5.18Licenses and Permits. Each of the Group Companies has obtained, and is in compliance with, all material licenses, permits, consents, approvals, orders, certificates, authorizations, declarations and filings required by all Governmental Bodies for the conduct of the Business (collectively, the “Required Licenses”), except where the failure to have obtained or complied with any such Required Licenses would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole. The Required Licenses are in full force and effect and are being complied with in all material respects. Since January 1, 2023, none of the Group Companies has received any notice from any Governmental Body regarding any material violation of or material failure to comply with any Required License. There are no proceedings pending or, to the Knowledge of Seller, expressly threatened in writing relating to the suspension, revocation or material and adverse modification of any of the Required Licenses.
5.19International Trade and Anti-Corruption.
(a)Since January 1, 2021, none of the Group Companies, nor, any director, officer, employee or, to the Knowledge of Seller, any other Person acting for or on behalf of such Group Company, has, directly or indirectly, in connection with the Business, (i) taken any action that would cause such Group Company to be in violation of applicable Anti-Corruption Laws, (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (iii) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees or (iv) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment in violation of the Anti-Corruption Laws, including to obtain or retain business or secure an improper business advantage.
(b)At no time since January 1, 2021 has any Group Company or its directors, officers, or employees been the subject of any investigation (internal or governmental), voluntary or directed disclosures to any Governmental Body, whistleblower reports, or current, pending, or threatened Proceeding alleging any violation of Anti-Corruption Laws or International Trade Laws.
(c)Since January 1, 2021, the Group Companies have maintained books and records in compliance with Anti-Corruption Laws that, in reasonable detail, accurately and fairly reflect their transactions and dispositions of assets.
(d)Since January 1, 2021, the Group Companies have implemented and maintained effective policies, procedures, and internal controls reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and International Trade Laws. Additionally, the Group Companies’ internal controls have been since January 1, 2021 and are currently sufficient to ensure that: (i) all payments and activities have been accurately recorded in the books, records and accounts for the Group Companies; (ii) there have been no false, inaccurate, misleading, or incomplete entries made in the books, records, and accounts of the Group Companies; and (iii) the Group Companies have not established or maintained any secret or unrecorded funds or accounts.
(e)The Group Companies are, and since January 1, 2021 have been, in compliance with respect to the Business with International Trade Laws, except for any such violation that would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole. Since January 1, 2021, none of the Group Companies, nor to the Knowledge of Seller any director, officer, employee, or any other Person acting for or on behalf of such Group Company, has, directly or indirectly, in connection with the Business, (i) conducted any business in or for the benefit of any Sanctioned Territory, or (ii) engaged in any transaction, activity or conduct with or for the benefit of any Sanctioned Person, in each case unless authorized to do so by an appropriate Governmental Body.
5.20Employee Matters.
(a)Seller has provided or made available to Purchaser a list of all Business Employees as of the date hereof, and each such employee’s: (i) name, (ii) position or job, (iii) hire date; (iv) work location; (v) employing entity; (vi) overtime exempt or non-exempt classification; (vii) full-time or part-time status; (viii) status as to whether active or on leave; (ix) visa or immigration status; (x) current annual base salary or hourly rate; (xi) commission, bonus or other incentive-based compensation opportunity (including most recent annual bonus received and current annual bonus opportunity); and (xii) an indication of any outstanding equity-based awards held by each such Business Employee (collectively, the “Census”). There are no Collective Bargaining Agreements to which any Group Company is a party or by which any Group Company or the Business is bound, nor is any such agreement presently being negotiated. No consent or consultation of, and no rendering of formal advice by, any labor or trade union, works council or other employee representative body is required in connection with Seller or any of its Subsidiaries entering into this Agreement or consummating any of the transactions contemplated hereby. None of the Business Employees are represented by any union, works council or similar organization with respect to their employment by any Group Company. During the prior three (3) years, no group of Business Employees or former Business Employees or labor organization on behalf of any Business Employees or former Business Employees has made a demand for recognition or certification, and, to the Knowledge of Seller, there are no representation or certification proceedings or petitions seeking representation presently pending with the National Labor Relations Board, any other labor relations tribunal or authority or any other Governmental Body.
(b)During the prior three (3) years, (i) no Group Company nor the Business has experienced any labor disputes, union organization attempts, strikes, work stoppages, slowdowns,

lockouts or similar labor difficulties and, to the Knowledge of Seller, no such action has been threatened, (ii) there has been no proceeding or investigation pending, or, to the Knowledge of Seller, threatened against any Group Company or the Business alleging violations of any employment-related Laws, and none of the Group Companies are a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Body relating to any plan participants or employment practices and (iii) there has been no employment-related claim, or proceeding with any plan participant or any dependent thereof involving any Group Company or the Business and, to the Knowledge of Seller, no proceeding is threatened against any Group Company or with respect to the Business, except, in the case of each of clauses (i) through (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole.
(c)During the prior three (3) years, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole, the Group Companies have been in compliance with all applicable Laws with respect to the employment or engagement of each Business Employee, including all Laws respecting labor, employment, fair employment practices, terms and conditions of employment, employee benefits, workers’ compensation, occupational safety and health requirements, plant closings, (including the Worker Adjustment and Retraining Notification Act of 1988 and any similar applicable Laws (collectively, the “WARN Act”)), wages and hours, meal and rest breaks, employment discrimination, harassment, unlawful retaliation, disability rights or benefits and all titles of the Americans with Disabilities Act or similar applicable Laws, equal opportunity, labor relations, classification of workers as exempt or nonexempt, classification of workers as employees or independent contractors, immigration, employee leave issues and unemployment insurance and related matters.
(d)There are no and, during the past three (3) years, there have not been any substantiated (i) written or, to the Knowledge of Seller, oral complaints, made to or filed with respect to the Group Companies or the Business related to sexual harassment, or other illegal discrimination, retaliation or harassment, or (ii) other claims initiated, filed, or, to the Knowledge of Seller, threatened with respect to the Group Companies or the Business related to sexual harassment, or other illegal discrimination, retaliation or harassment, in the case of each of clauses (i) and (ii), relating to any current or former Business Employee with a job title of Director or above while such individual was employed by Seller or its Subsidiaries. To the Knowledge of Seller, Seller and its Subsidiaries have investigated all sexual harassment, or other illegal discrimination, retaliation or harassment allegations with potential merit which were reported to Seller or its Subsidiaries with respect to any current or former Business Employee with a job title of Director or above during the preceding three (3) years.
5.21Material Vendors. Schedule 5.21 lists the top twenty (20) vendors of the Business on a consolidated basis based on dollar spend made to such vendors, in each case, for the twelve-month period ended December 31, 2025 (each, a “Material Vendor”). Since January 1, 2025, no Material Vendor has materially altered (including materially decreasing the rate of its business with the Group Companies), terminated or cancelled its business relationship with Seller or any of its Affiliates with respect to the Business or notified Seller or any of its Affiliates in writing of its intention to materially alter, terminate or cancel its business relationship with respect to the Business. To the Knowledge of Seller, there are no material outstanding disputes with any Material Vendors with respect to the Business.
5.22Franchise Matters.
(a)Schedule 5.22(a)(i) sets forth, as of the date of this Agreement, a true and complete list of each Franchisee or group of related Franchisees (as categorized by the Group Companies in the ordinary course of business) that operate one hundred twenty-five (125) or more “Pizza Hut” or “Telepizza” restaurants (each, a “Material Franchisee”). Schedule 5.22(a)(ii) sets forth, as of the date of this Agreement, a true and complete list of all Company Franchise Agreements with any Material Franchisee that (1) grant the right for the Material Franchisee to subfranchise, (2) have 100 or more “Pizza Hut” or “Telepizza” restaurants operating under them, or (3) include a commitment by the Material Franchisee to develop at least 100 “Pizza Hut” or “Telepizza” restaurants (collectively, the “Specified Franchise Agreements”), all of which have been in effect as of June 1, 2026 and, except as set forth in Schedule 5.22(a)(iii), there have been no material amendments of any such Specified Franchise Agreement (it being agreed that any amendments that solely add or remove restaurants or extend the term of restaurants are not material).

(b)Each Specified Franchise Agreement is valid and binding on the Group Company party thereto and, to the Knowledge of Seller, each other party thereto, and is in full force and effect, except in each case (i) as would not, individually or in the aggregate, reasonably be expected to be material to the Business or Group Companies, taken as a whole and (ii) subject to the Enforceability Exceptions. There is no ongoing or uncured breach or default under any Specified Franchise Agreement by any Group Company party thereto, except in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole. To the Knowledge of Seller, except as set forth in Schedule 5.22(b)(i), there is no ongoing or uncured breach or default under any Company Franchise Agreement with a Material Franchisee by any other party thereto, except as would not, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole. To the Knowledge of Seller, no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default under any Specified Franchise Agreement by any Group Company party thereto, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole. To the Knowledge of Seller, except as set forth in Schedule 5.22(b)(i), no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default under any Company Franchise Agreement with a Material Franchisee by any other party thereto, except in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole. Since January 1, 2024, no Group Company has received any written notice of the intention of any Material Franchisee to terminate for default, convenience or otherwise any Specified Franchise Agreement, in each case, except as would not result individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole. To the Knowledge of Seller, except as set forth in Schedule 5.22(b)(ii), no Material Franchisee is insolvent, or party to a forbearance agreement, bankruptcy proceeding or workout plan.
(c)Schedule 5.22(c) sets forth each jurisdiction in which any Group Company is registered as of the date hereof, or with which any Group Company filed from January 1, 2023 through the date hereof, an application for registration or an exemption from registration, to sell franchises, and the effective date of each such registration, to the extent that registration (or an applicable exemption) is required in order to effect and sell franchises in the applicable jurisdiction. To the Knowledge of Seller, all material franchise registrations or exemptions from registration of the Group Companies that are legally required based on their current business activities are in full force and effect and are not the subject of any existing or threatened in writing government action that would reasonably be expected to, individually or in the aggregate, be material the Business or the Group Companies, taken as a whole.
(d)To the Knowledge of Seller, no Group Company is in violation of any applicable Franchise Laws with respect to any franchise disclosure documents (“FDD”) or Company Franchise Agreement or received any written notice of non-compliance from any Governmental Body with respect to any FDD or Company Franchise Agreement, in each case, except as would not reasonably be expected to be material to the Business or the Group Companies, taken as a whole.
(e)Since January 1, 2023, to the Knowledge of Seller, each FDD of the Group Companies has been prepared and delivered to Franchisees in compliance with applicable Franchise Laws, except as would not reasonably be expected to be material to the Business or the Group Companies, taken as a whole. The Group Companies have retained properly signed receipts required by applicable Franchise Laws evidencing compliance with all disclosure waiting periods under applicable Franchise Laws prior to entering into all Company Franchise Agreements executed in the last three (3) years, except as would not reasonably be expected to be material to the Business or the Group Companies, taken as a whole.
(f)There is no current or pending, or, to the Knowledge of Seller, threatened in writing, material Proceeding by any Material Franchisee or Governmental Body against any Group Company regarding its offer and sale of franchises, its franchise network, or otherwise related to the Group Companies’ compliance with any Franchise Law. To the Knowledge of Seller, since January 1, 2023, the Group Companies have not received any stop orders, cease and desist orders, revocations or withdrawals of approvals or exemptions to offer and sell Company Franchises from any Governmental Body in any country, except as would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Group Companies, taken as a whole.

(g)In the past three (3) years, with respect to all terminations, non-renewals and transfers of Company Franchises, the Group Companies have complied with all applicable Franchise Laws and the requirements of the applicable Franchise Agreements, except as would not reasonably be expected to be material to the Business or the Group Companies, taken as a whole.
5.23Sufficiency of the Assets. As of immediately prior to the Closing (following the completion of the Reorganization Steps and assuming (i) receipt of all consents, approvals and authorizations related to the matters set forth in this Agreement, (ii) the continued provision to the Group Companies of services pursuant to the terms of the Transition Services Agreement, (iii) the execution of the IP Cross License and Joint Ownership Agreement, and (iv) the execution of the Occupancy Agreements, the Group Companies will (a) own or have a right to use all of the assets, rights and properties (other than pursuant to Shared Contracts), and (b) employ substantially all Business Employees, in each case, that are necessary to conduct the Business in all material respects as it is conducted as of the date of this Agreement; provided, however, that nothing in this Section 5.23 shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of Cash or Working Capital (or the availability of the same) or as to the sufficiency of any assets of the type included in the definition of Excluded Assets; provided, further, that this Section 5.23 shall not be deemed to be breached as a result of any action (i) that Seller is required or permitted to take pursuant to this Agreement, including pursuant to Section 7.01(b), (ii) for which Purchaser has provided its consent (including pursuant to Section 7.01(b)) or (iii) that Seller does not take as a result of Purchaser not providing consent following the written request of Seller therefor pursuant to Section 7.01.
5.24Quality and Safety of Food & Beverage Products. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Group Companies, taken as a whole:
(a)since January 1, 2023, no food or beverage product distributed or sold by or on behalf of the Business or any Group Company has been recalled, seized, withdrawn, detained, suspended or the subject of any health or safety notification (including warning letters) or enforcement action by the Group Companies or any Governmental Body, and to the Knowledge of Seller, no such recall, seizure, withdrawal, detention, suspension, notification, or action is pending or threatened in writing; and
(b)none of the food or beverage products of the Business or any Group Company have been adulterated, misbranded, mispackaged or mislabeled in violation of applicable Law, or posed a threat to the health or safety of a consumer when consumed in the intended manner, and the operations and products of the Group Companies, and, to the Knowledge of Seller, the operations of the contractors and agents of the Group Companies, have been in compliance with (i) all applicable requirements of the Federal Food, Drug, and Cosmetic Act, as amended; (ii) implementing regulations and requirements adopted by the U.S. Food and Drug Administration and similar Governmental Bodies, including in Title 21 of the Code of Federal Regulations (including prohibitions against adulteration and misbranding of food; applicable requirements of the Food Safety Modernization Act; 21 C.F.R. pt. 1 Subpart H (Registration of Food Facilities); 21 C.F.R. pt. 101 (Food Labeling); and 21 C.F.R. pt. 110 (Current Good Manufacturing Practice In Manufacturing, Packing, Or Holding Human Food)); and (iii) all applicable Laws enforced by any Governmental Body (including the U.S. Department of Agriculture and the Federal Trade Commission), with jurisdiction over foods, food labeling, and any of the operations, products or activities of the Group Companies, including all Laws applicable to the ownership, testing, development, manufacturing, packaging, processing, use, distribution, transportation, commercialization, sale, offer for sale, storage, import, export, disposal, marketing, promotion, labeling, and advertising of its products.
Article VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to the Companies and Seller that the statements in this Article VI are true and correct:
6.01Organization and Corporate Power. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full limited liability company power and authority to execute and deliver this Agreement and each Ancillary

Agreement to which Purchaser is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.
6.02Authorization. The execution, delivery and performance by Purchaser of this Agreement and each Ancillary Agreement to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite limited liability company action, and no other limited liability company proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement or any Ancillary Agreement. This Agreement has been, and each of the Ancillary Agreements to which Purchaser is a party will be at or prior to the Closing, duly and validly authorized, executed and delivered by Purchaser, and assuming that each of this Agreement and the Ancillary Agreements to which Purchaser is a party is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Ancillary Agreements to which Purchaser is a party when so executed and delivered will constitute, a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its respective terms, subject to the Enforceability Exceptions.
6.03No Violation. Purchaser is not subject to or obligated under (a) its Governing Documents, (b) any applicable Law, or rule or regulation of any Governmental Body, (c) any material agreement or instrument, or any license, franchise or permit, or (d) any order, writ, injunction or decree, which would be breached or violated in any material respect by Purchaser’s execution, delivery or performance of this Agreement and the Ancillary Agreements to which Purchaser is a party.
6.04Governmental Bodies; Consents. Except for the requirements of the HSR Act and any Other Antitrust Regulations that are required for the consummation of the transactions contemplated hereby and set forth on Schedule 4.04, (a) Purchaser is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance of this Agreement, the Ancillary Agreements to which Purchaser is party or the consummation of the transactions contemplated hereby or thereby and (b) no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. To the knowledge of Purchaser, no fact or circumstance exists, including any possible other transaction under consideration by Purchaser (or its Affiliates), that would reasonably be expected to materially prevent or delay the satisfaction of the conditions contained in Section 3.03 or otherwise materially delay or prevent the consummation of the transactions contemplated hereby.
6.05Litigation. There are no Proceedings pending or, to Purchaser’s knowledge, threatened against or affecting Purchaser (or any of its officers, directors, managers or employees with respect to their business activities on behalf of Purchaser), which seek to prevent, delay or otherwise would reasonably be expected to adversely affect Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby.
6.06Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Purchaser.
6.07Investment Representation. Purchaser is an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933). The Equity Interests are being acquired by Purchaser for its own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of the Equity Interests or any interest in them. Purchaser and its applicable Affiliates have sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of their investment in the Equity Interests, and Purchaser and its applicable Affiliates are capable of bearing the economic risks of such investment, including a complete loss of their investment in the Equity Interests. Purchaser and any such applicable Affiliates acknowledge that the Equity Interests have not been registered under the Securities Act or the securities Laws of any other jurisdiction, and understand and agree that they may not sell or dispose of any of the Equity Interests except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities Laws.
6.08Financial Ability. The amounts committed to be provided pursuant to the Commitment Letters are and will be sufficient when funded to consummate the transactions contemplated by this Agreement and to enable Purchaser to timely perform its obligations under this Agreement, including to pay the Closing Cash Proceeds and all fees and expenses of Purchaser related to the transactions contemplated by this Agreement and the Ancillary Agreements to which Purchaser is a party and to satisfy all other payment obligations of Purchaser contemplated herein and therein, including replacement or assumption of the Seller Guarantees as set forth herein, and to timely consummate the transactions contemplated hereby and thereby (collectively, the “Financing Purposes”, and the amount required to fund such Financing Purposes at the Closing, the “Required Amount”). Notwithstanding anything to the contrary contained herein, Purchaser’s obligation to effect the transactions contemplated by this Agreement is not conditioned or contingent on Purchaser’s ability to obtain any financing prior to the consummation of the transactions contemplated hereby.
6.09Financing.
(a) Purchaser has delivered to Seller (i) a true, correct and complete copy of one or more binding commitment letters and the fee letters associated therewith, each dated as of the date hereof, between Purchaser (or one of its Subsidiaries, as applicable) and the Debt Financing Sources party thereto, (the debt commitment letter including all exhibits, annexes, schedules and amendments in effect as of the date hereof, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to provide debt financing in the amounts set forth therein for the purpose of financing the transactions contemplated by this Agreement and the related fees and expenses to be incurred in connection therewith (together with any financing contemplated by the engagement letter associated therewith, the “Debt Financing”); provided that the fees, market “flex” and other commercially sensitive information therein (including provisions in such fee letter related solely to fees and economic terms) may have been redacted; provided, further, that none of the redacted terms shall (a) reduce the net amount of the Debt Financing below the Required Amount, (b) impose new or additional conditions to funding, or (c) adversely affect the availability of the Debt Financing, in each case, at the Closing; and (ii) a true, correct and complete copy of the Equity Commitment Letter, pursuant to which the Investors have committed to provide Purchaser with equity financing (the “Equity Financing” and, together with the Debt Financing, the “Financing”) that, together with the proceeds of the Debt Financing, will be sufficient to enable Purchaser to satisfy the Financing Purposes, including replacement or assumption of the Seller Guarantees as set forth herein, and pursuant to which Seller is an express third party beneficiary, entitled to enforce such agreement.
(b) As of the date hereof, the Commitment Letters are in full force and effect and have not been withdrawn, rescinded, replaced or terminated, or otherwise amended, restated, amended and restated, waived, supplemented or otherwise modified in any material respect and are legal, valid and binding obligations of Purchaser and the Investors, enforceable in accordance with their terms. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or material breach on the part of Purchaser, or, to Purchaser’s knowledge, the Investors, under any term or condition of any Commitment Letter, and, assuming that the conditions set forth in Sections 3.01 and 3.03 are satisfied, Purchaser does not have any reason to believe that it will be unable to satisfy, on a timely basis, any term or condition to be satisfied by it with respect to the Financing contained in the Commitment Letters, or that the amount of the Equity Financing or Debt Financing, as applicable thereunder necessary to fund the Required Amount will not be available to Purchaser on the Closing Date.
(c) As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing other than as expressly set forth in the Commitment Letters. As of the date hereof, there are no side letters, understandings or other agreements or arrangements (other than the Commitment Letters), whether written or oral, relating to the Commitment Letters or the Financing that would reasonably be expected to (i) impose any new or additional condition precedent to the funding of any portion of the Financing, (ii) result in any delay in the funding of the Financing beyond the Closing Date, (iii) result in any reduction to the aggregate amount available under the Commitment Letters on the Closing Date or (iv) otherwise adversely affect the availability, conditionality, enforceability or amount of the Financing.

6.10Guarantee. The Guarantor has delivered to Seller a duly executed Guarantee. The Guarantor is duly organized, validly existing and in good standing under the Laws of its jurisdiction or organization and has all organizational powers required to conduct its business as now conducted. The execution, delivery and performance by the Guarantor of the Guarantee, and the consummation of the transactions contemplated thereby, are within the Guarantor’s organizational powers and have been duly authorized by all necessary organizational action on the part of the Guarantor. The Guarantee is in full force and effect and constitutes a valid and binding obligation of the Guarantor, subject to the Enforceability Exceptions. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guarantee.
6.11Solvency. Assuming (a) that the Group Companies are solvent as of the date hereof and as of immediately prior to the Closing and (b) the accuracy of the representations and warranties set forth in Article IV and Article V of this Agreement, as qualified by the Disclosure Schedules, (i) as of the Closing and immediately after giving effect to the transactions contemplated by this Agreement, the Group Companies will be able to pay their respective debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (ii) immediately after giving effect to the transactions contemplated by this Agreement, the Group Companies will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred by Purchaser in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Seller or the Group Companies.
6.12Foreign Person. Each of Purchaser and its ultimate parent, and any Person who “controls” Purchaser or its ultimate parent, is not, and is not controlled by, a “foreign person” or a “foreign entity” as such terms are respectively defined in 31 C.F.R. § 800.224 and 31 C.F.R. § 800.220.
Article VII

COVENANTS OF SELLER
7.01Conduct of the Business.
(a)From the date hereof until the Closing or the earlier termination of this Agreement, Seller shall, and shall cause the Group Companies to, (1) conduct the Business in the ordinary course of business in all material respects and (2) use commercially reasonable efforts to (A) manage its cash and working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) consistent with past practices, (B) comply in all material respects with all applicable Law in the operation of the Business, and (C) preserve substantially intact its business organization and maintain good relationships with its customers, suppliers, lenders, workforce and others having material business relationships with it, except, in each case, as (i) otherwise expressly contemplated by this Agreement or an Ancillary Agreement, or in connection with the transactions contemplated hereby or thereby (including the Reorganization Steps), (ii) required by Law, (iii) set forth on Schedule 7.01 or (iv) consented to in writing by Purchaser (such consent not to be unreasonably withheld, delayed or conditioned, and which may be provided via e-mail from one of the Purchaser notice individuals listed in Section 13.03); provided, however, that no action that is specifically permitted by any subclause of Section 7.01(b) shall be deemed a breach of either this Section 7.01(a) or any subclause of Section 7.01(b).
(b)From the date hereof until the Closing or the earlier termination of this Agreement, except as (i) expressly contemplated by this Agreement or an Ancillary Agreement, or in connection with the transactions contemplated hereby or thereby (including the Reorganization Steps), (ii) required by Law, (iii) set forth on Schedule 7.01 or (iv) consented to in writing by Purchaser (such consent not to be unreasonably withheld, delayed or conditioned, which may be provided via e-mail from one of the Purchaser notice individuals listed in Section 13.03), Seller shall cause each Group Company not to:
(i)amend or modify in any material respect its Governing Documents or take or authorize any action to wind up its affairs or dissolve;
(ii)declare, set aside, make or pay any non-cash dividend or distribution with respect to any of its equity interests, except for dividends or distributions by one wholly-owned Group Company to another wholly-owned Group Company;

(iii)effect any merger, consolidation, recapitalization, reclassification, stock split or like change in its capitalization;
(iv)transfer, issue, sell, dispose of, pledge or encumber (other than Permitted Liens or Liens that will be discharged at or prior to Closing), redeem or repurchase any equity interests or other securities of any Group Company or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of any Group Company;
(v)other than as required by an Employee Benefit Plan or Collective Bargaining Agreement as in effect as of the date hereof (i) increase or change the annual base salary or annual cash bonus opportunity of any Business Employee or former Business Employee (other than ordinary course annual base salary increases for current Business Employees of up to five percent (5%) for employees with annual base salary of less than $200,000 or to fill open positions (as set forth on Schedule 7.01(b)(v))), (ii) grant, provide, amend or terminate any equity or equity-based award, change-in-control, retention, severance or termination compensation or benefits to any Business Employee, (iii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Benefit Plan with respect to any Business Employee, (iv) establish, adopt, amend or terminate any Employee Benefit Plan that is not a Seller Benefit Plan (other than to give effect to the establishment and adoption of Employee Benefit Plans sponsored by the Group Companies), (v) enter into, amend or terminate any Collective Bargaining Agreement covering current or former Business Employees, (vi) terminate without “cause” (as determined consistent with past practice) any Business Employee with annual base salary of $200,000 or above, (vii) hire or engage any individual who would be a Business Employee with annual base salary or wage rate of $200,000 or above, excluding as required to fill open positions (as set forth on Schedule 7.01(b)(v)) and positions that are vacated by former Business Employees (provided, that, such hiring, in the aggregate, shall not exceed $2,500,000 in base salary for all such hired Persons in a given calendar year), (viii) implement or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hour or benefits, work schedule changes or similar actions that could reasonably be expected to implicate the WARN Act in respect of Business Employees, (ix) change the duties and responsibilities of (A) any Business Employee such that they no longer primarily provide services to the Business or (B) any other employee of Seller or its Affiliates such that they are primarily providing services in respect of the Business, (x) other than as contemplated by this Agreement (including the Reorganization Steps), transfer the employment of any employee of Seller or its subsidiaries (including the Group Companies) into or out of a Group Company, (xi) waive or release any material restrictive covenant obligation of any current or former Business Employee who provided services to the Business or (xii) forgive any loan to any current or former Business Employee;
(vi)issue, create, incur, assume, guarantee or otherwise become liable or responsible with respect to any indebtedness for borrowed money that will not be repaid at Closing and that will remain a liability of a Group Company following the Closing;
(vii)acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or division thereof or any material assets for an aggregate purchase price of more than $3,000,000, individually, or $6,000,000 in the aggregate;
(viii)materially amend or waive or terminate any Material Contract or Specified Franchise Agreement, except (A) in the ordinary course of business (which shall include (1) terminations resulting from the expiration of such contracts in accordance with their terms, and (2) Franchise Past Practices) or (B) terminations for cause;

(ix)settle or compromise any material litigation, unless such settlement involves solely the payment of monetary amounts not in excess of $3,000,000, individually, or $6,000,000, in the aggregate;
(x)make any material change to the accounting methods, principles, classifications or practices currently used by the Group Companies, except as may be required by GAAP or applicable Law;
(xi)adopt a plan or agreement of complete or partial liquidation or dissolution;
(xii)make capital expenditures in excess of $1,000,000 in the aggregate for the Group Companies taken as a whole, except as budgeted in the Group Companies’ current budget that was made available to Purchaser and attached as Schedule 7.01(b)(xii);
(xiii)make any loans, advances or capital contributions to, or material investments in, any other Person, other than routine expense advances to a Group Company’s employees in the ordinary course consistent with past practice;
(xiv)(A) enter into any new Contract that would have been a Material Contract or Specified Franchise Agreement had it been in effect as of the date hereof other than in the ordinary course of business consistent with past practice (which shall include Franchise Past Practices) and otherwise in compliance with Laws, including Franchise Laws (provided that the ordinary course of business shall not include any Contract contemplated by Section 5.09(a)(v) or Section 5.09(a)(ix)) or (B) materially amend or waive any new Contract entered into in accordance with the foregoing clause (A), except in each case in the ordinary course of business (which shall include Franchise Past Practices);
(xv)other than Excluded Assets, sell, assign, transfer, dispose of or subject to any Liens (other than Permitted Liens or Liens that will be discharged at or prior to Closing) (whether by merger, consolidation, disposition of stock or assets or otherwise), directly or indirectly, any material assets, other than sales of inventory in the ordinary course of business consistent with past practice.
(xvi)sell, assign, transfer, convey, lease, license, abandon, permit to lapse, dedicate to the public, create or incur any Lien on (other than a Lien that constitutes a Permitted Lien or Liens that will be discharged at or prior to Closing) or otherwise dispose of any Owned Property or Leased Property, except (A) terminations resulting from the expiration of such Leases in accordance with their terms; (B) terminations of such Leases for cause or (C) in the ordinary course of business;
(xvii)other than in the ordinary course of business, (A) make, change or revoke any material Tax election, (B) adopt or change any annual Tax accounting period or any method of Tax accounting, (C) file any Tax Return in a manner that is inconsistent with past practice, (D) amend any material Tax Return or file any claims for material Tax refunds or (E) settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund;
(xviii)sell, lease, license, sublicense, modify, terminate, abandon or permit to lapse, transfer or dispose of, create or incur any Lien (other than a Permitted Lien) on, or otherwise fail to take any action necessary to maintain, enforce or protect any material Business Intellectual Property (other than non-exclusive licenses granted to customers, suppliers, vendors, end-users, resellers or distributors), in each case, other than in the ordinary course of business consistent with past practice or as required by applicable Law;

(xix) (A) disclose any material trade secret included in the Owned Intellectual Property to any third Person (other than pursuant to a written confidentiality agreement with all reasonable protections of, and preserving all rights of the Group Companies in, such trade secrets) and (B) other than in the ordinary course of business, disclose, license, release, distribute, escrow or make available any source code of any material Owned Intellectual Property to any third party (or agree to do the same);
(xx)make any changes to the Byte MSA or any statements of work thereunder; and
(xxi)authorize, or commit or agree to take any action described in this Section 7.01(b).
(c)Notwithstanding anything to the contrary herein, no consent of Purchaser shall be required with respect to any matter to the extent that the requirement of such consent would violate applicable Law.
(d)Notwithstanding anything to the contrary contained herein, during the period from the date hereof until the Measurement Time or earlier termination of this Agreement, (i) each Group Company shall be permitted to utilize any and all available Cash to (A) at any time pay Transaction Expenses, (B) at any time repay outstanding Indebtedness, and (C) declare, pay or set aside cash dividends or other distributions to Seller or its Affiliates (other than the Group Companies) to the extent paid in full prior to the Measurement Time, in each case, in such amounts as the applicable Group Company shall deem necessary, appropriate, or desirable, and (ii) Seller or its Affiliates (other than the Group Companies) may sweep cash from the accounts of the Group Companies.
(e)Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over the Business operations.
7.02Access to Books and Records. From the date hereof until the Closing or the earlier termination of this Agreement, Seller shall cause the Group Companies, consistent with applicable Law, to provide Purchaser and its authorized representatives with reasonable access at reasonable times and upon reasonable advance notice to the offices, properties, personnel, books and records of the Group Companies (other than in respect of Excluded Assets) to the extent reasonably necessary to consummate the transactions contemplated hereby or to prepare to operate the Business following the Closing, in each case so long as such access is permissible under applicable Law and does not jeopardize the health and safety of any employee of the Group Companies; provided, that such access does not unreasonably interfere with the normal operations of the Group Companies and the Business; provided, further, that all requests for access shall be directed to such person(s) as Seller may designate from time to time (each such person, an “Authorized Representative”); and provided, further, that such access shall not extend to any (i) environmental sampling or testing or invasive or subsurface investigation, (ii) trade secrets or other commercially sensitive information or (iii) any information that is subject to any applicable confidentiality restrictions or attorney-client, work product or other privilege (provided, that Seller shall cause the Group Companies to use commercially reasonable efforts to make alternative arrangements to disclose such privileged information in a manner that does not waive or violate such privilege). Seller makes no representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 7.02(a), and Purchaser may not rely on the accuracy of any such information, in each case, other than the representations and warranties of Seller expressly and specifically set forth in Article IV and Article V, as qualified by the Disclosure Schedules. The information provided pursuant to this Section 7.02(a) will be used solely for the purpose of effecting the transactions contemplated hereby, and will be governed by all the terms and conditions of the Nondisclosure Agreement.
7.03Regulatory Filings. Subject to Section 10.04, Seller shall (a) use its reasonable best efforts to make or cause to be made all filings and submissions under any Laws or regulations applicable to the Group Companies or the Business required for the consummation of the transaction contemplated herein, and (b) reasonably coordinate and cooperate with Purchaser in exchanging such information and providing such assistance as Purchaser may reasonably request in connection with all of the foregoing.

7.04Exclusive Dealing. During the period from the execution of this Agreement by the parties hereto through the Closing or the earlier termination of this Agreement pursuant to Section 9.01, Seller shall not, and shall cause its controlled Affiliates (including the Group Companies) and shall direct its and their respective representatives not to, (i) take any action to solicit, initiate, knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or engage in discussions or negotiations with any Person (other than Purchaser and its Affiliates and representatives) concerning, any Acquisition Proposal, (ii) furnish to any Person (other than Purchaser and its Affiliates and representatives) any information relating to the sale of the Group Companies, or afford to any Person (other than Purchaser and its Affiliates and representatives) access to the business, properties, assets, books, records or other non-public information of the Business, in any such case with the intent to induce the making, submission or announcement of an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, or (iv) enter into any contract relating to an Acquisition Proposal. Seller and its Affiliates shall, and shall cause their representatives to (x) immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Purchaser and its Affiliates and representatives) conducted heretofore with respect to any Acquisition Proposal, and (y) as promptly as possible (and in any event within one (1) Business Day) request that each Person (other than Purchaser and its Affiliates and representatives) that has previously executed a confidentiality or similar agreement in connection with its consideration of an Acquisition Proposal to return to Seller or its Affiliates or destroy any non-public information previously furnished or made available to such Person or any of its representatives by or on behalf of Seller or its Affiliates or their representatives in accordance with the terms of the confidentiality agreement in place with such Person and terminate data room access from any such Person and its representatives.
7.05Intercompany Obligations and Agreements. Effective as of the Closing, but subject to the occurrence of the Closing, Seller shall, and shall cause its applicable Subsidiaries to, take, or cause to be taken, such actions and make, or cause to be made, such payments as may be necessary so that, as of the Closing Date, there shall be no intercompany obligations or agreements (other than agreements listed on Schedule 7.05 or any Ancillary Agreements) between any Group Company, on the one hand, and Seller or its Subsidiaries (other than the Group Companies), on the other hand, including any Affiliated Transaction; provided that, with respect to any intercompany agreements that are enterprise-level contracts maintained by Seller or any of its Subsidiaries (other than a Group Company), Seller shall use commercially reasonable efforts to terminate, or cause to be terminated, only the applicable Group Companies’ rights, obligations and other liabilities thereunder. The termination of all such obligations or agreements shall be done such that the Group Companies shall have no material liability therefor from and after the Closing. Nothing in this Section 7.05 shall require Seller or any of its Subsidiaries to terminate or cancel any intercompany obligation exclusively between or among Group Companies.
7.06Financing.
(a)Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters on or prior to the Closing Date, including maintaining in effect the Commitment Letters and using reasonable best efforts to, as promptly as possible, (i) satisfy, or cause to be satisfied, on a timely basis, or obtain a waiver of, all conditions precedent in the Commitment Letters and, in the case of the Debt Commitment Letter, any related definitive agreement (which shall be no broader or more onerous than the conditions precedent set out in the Debt Commitment Letter), (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter, (iii) consummate the Financing at or prior to the Closing, including if all of the conditions set forth in Section 3.01 and Section 3.03 have been satisfied using reasonable best efforts to cause the Debt Financing Sources to fund at Closing, (iv) comply with its obligations under the Commitment Letters and, in the case of the Debt Commitment Letter, any related definitive agreement, and (v) enforce its rights under the Commitment Letters and any Debt Documents.
(b)Purchaser shall, upon the written request of Seller, provide Seller and the Companies an update, in reasonable detail, of the status of its efforts to arrange the Financing. Without limiting the generality of the foregoing, Purchaser shall give Seller and the Companies prompt written notice (and in any event within two (2) Business Days of becoming aware) (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to result in a material breach or default) by Purchaser, or to the knowledge of Purchaser, any party to either Commitment Letter or any definitive agreements relating to the Debt Financing (such definitive agreements related to the Debt Financing, collectively, with the Debt Commitment Letter, “Debt Documents”), (ii) if and when Purchaser receives notice that any portion of the Financing contemplated by either Commitment Letter necessary to fund the Required Amount is not reasonably expected to be available for the Financing Purposes, (iii) of the receipt of any written notice or other communication from any party to either Commitment Letter with respect to any actual termination or repudiation by any party to any Commitment Letter or other Debt Document or material dispute or disagreement between or among any parties to any Debt Document as to the obligation to fund the Financing, or the satisfaction of conditions to or the amount of the Financing to be funded at Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or Debt Documents), and (iv) of any expiration or termination of either Commitment Letter or other Debt Document.
(c)Purchaser shall not, without Seller’s prior written consent, permit or consent to any amendment, supplement or modification to be made to either Commitment Letter or the Debt Documents if such amendment, supplement or modification would or could reasonably be expected to (i) impair, delay or prevent the consummation of the transactions contemplated by this Agreement, (ii) reduce (or could have the effect of reducing) the aggregate amount of the Financing below the amount necessary to fund the Required Amount, (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing or (iv) otherwise adversely affect the ability of Purchaser to timely consummate the transactions contemplated by this Agreement or (v) adversely impact the ability of Purchaser or any of its Affiliates to enforce their respective rights against the other parties to the Commitment Letters or any Debt Documents; provided that, for the avoidance of doubt, Purchaser may amend, supplement, modify or waive any terms of the Debt Commitment Letter and/or the Debt Documents with respect thereto without the consent of Seller in order to add lenders, lead arrangers, bookrunners, syndication agents or similar entities of similar credit quality (by assignment or otherwise) subject to the terms and restrictions set forth in the Debt Commitment Letter as in effect on the date hereof. Purchaser shall promptly furnish to Seller true and complete copies of any amendment, replacement, supplement, modification, consent or waiver relating to the Commitment Letters or any definitive agreements relating to the Financing. For purposes of this Agreement, references to the “Debt Commitment Letter” shall include such document(s) as permitted or required by this Section 7.06 to be amended, supplemented, modified or waived, in each case from and after such amendment, supplement, modification or waiver.
(d)In the event of any event or circumstance that makes all or any portion of the Debt Financing necessary to fund the Required Amount (taking into account available Equity Financing) unavailable on the terms and conditions in the Debt Commitment Letter (any such event or circumstance, a “Financing Failure Event”), Purchaser shall use its reasonable best efforts to arrange to obtain, or cause to be obtained, alternative financing, including from alternative sources, in an amount sufficient to replace any unavailable portion of the Financing necessary to fund the Required Amount (“Alternative Financing”) as promptly as practicable following the occurrence of such Financing Failure Event, (i) on terms that are not materially less favorable in the aggregate to Purchaser than the terms of the Debt Commitment Letter and (ii) containing conditions to draw, conditions to Closing and other terms that could reasonably be expected to affect the availability thereof that (1) are not more onerous in any respect than those conditions and terms contained in the Debt Commitment Letter and related fee letter, (2) could not reasonably be expected to delay the Closing or make the Closing materially less likely to occur; provided that, notwithstanding the foregoing, it is agreed that Purchaser shall not have any obligation to pay any fees that materially exceed what it was obligated to pay under the original Debt Commitment Letter (and related fee letter) nor obtain Debt Financing on terms materially less favorable to Purchaser, taken as a whole, than the terms contained in the original Debt Commitment Letter as in effect on the date of this Agreement. The provisions of Section 7.07 and Section 13.20 shall be applicable to the Alternative Financing, and, for the purposes of Section 7.07, Section 6.09 and Section 13.20, all references to the Financing shall be deemed to include such Alternative Financing, all references to Debt Documents shall include the applicable documents for the Alternative Financing, and all references to the Debt Financing Sources shall include the Persons providing or arranging the Alternative Financing. In the event Purchaser has obtained substitute financing, the proceeds of which are received on the Closing Date and which amount substitutes an equivalent portion of the Debt Financing, for the purposes of

Section 7.07 and Section 6.09, all references to the Financing shall be deemed to include such substitute financing.
(e)Purchaser shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that could reasonably be expected to result in the failure of any of the conditions contained in the Commitment Letters or in any definitive agreement relating to the Financing. Purchaser acknowledges and agrees that none of the obtaining of the Financing or any permitted Alternative Financing, the completion of any issuance of securities contemplated by the Financing or the Companies or any of their Affiliates having or maintaining any available cash balances is a condition to the Closing, and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any permitted Alternative Financing, the completion of any such issuance, or the Companies or any of their Affiliates having or maintaining any available cash balances subject to the applicable conditions set forth in Section 3.01 and Section 3.03. If the Financing has not been obtained, Purchaser will continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Section 3.01 and Section 3.03, to consummate the transactions contemplated hereby.
7.07Seller Financing Cooperation.
(a)Prior to the Closing (or until the earlier termination of this Agreement in accordance with its terms and subject to the provisions of Section 9.02) and to the extent reasonably requested by Purchaser, Seller shall, and shall cause its Subsidiaries, including each of the Group Companies to, use reasonable best efforts to cooperate with Purchaser in connection with the arrangement of any Debt Financing, including using reasonable best efforts to:
(i)cause appropriate members of each Company’s and their Affiliates’ management teams with appropriate seniority and expertise to participate during normal business hours in a reasonable and limited number of meetings (including on-site meetings and back-up manager meetings and presentations), lender presentations, due diligence sessions, drafting sessions, calls and meetings with prospective lenders, and ratings agencies, in each case, upon reasonable notice at mutually agreed times and places, and only to the extent customarily needed for financing of the type contemplated by the Debt Commitment Letter and in no event shall such Persons be required to attend more than one lender meeting (but not other meetings contemplated by this clause (i));
(ii)as promptly as practicable, (x) furnish Purchaser and the Debt Financing Sources with the Required Information that is Compliant and (y) inform Purchaser if a Company shall have actual knowledge of any facts that would require the restatement of any of the financial statements included in the Required Information;
(iii)request and facilitate Seller’s independent auditor, as reasonably requested by the Purchaser, to (a) consent to the use of their audit reports on the financial statements with respect to Pizza Hut Guarantor LLC with respect to the fiscal years ended December 31, 2024 and December 31, 2025 (the “Franchisor Audits”) in any materials relating to the Debt Financing, (b) provide, consistent with customary practice, customary “comfort letters,” including customary “negative assurances” (including drafts thereof which such accountants are prepared to issue at the time of pricing and at closing of any bonds being issued in connection with such Debt Financing) necessary and reasonably requested by the Purchaser in connection with any debt capital markets transaction comprising a part of such financing, and (c) participate in reasonable and customary due diligence sessions, which sessions shall be telephonic or held by videoconference and held at reasonable and mutually agreeable times;
(iv)inform the Purchaser promptly in writing if Seller (a) concludes that any previously issued Franchisor Audits included in any materials with respect to such financing should no longer be relied upon or (b) shall have determined a restatement of the Franchisor Audits is required or reasonably likely;

(v)assist Purchaser with Purchaser’s preparation of customary materials for rating agency presentations, confidential information memoranda, and similar documents reasonably necessary in connection with the Debt Financing;
(vi)provide customary authorization letter in connection with the information provided in any bank information memorandum and customary representation letters required in connection with the provision of any “comfort letters” in accordance with this Section 7.07;
(vii)assist Purchaser with Purchaser’s preparation of any guarantee, pledge and security documents contemplated by the Debt Financing, and any certificates and schedules related thereto and other customary definitive documents relating to the Debt Financing, any certificates and schedules related thereto, and otherwise reasonably assist in facilitating the granting and perfection of security interests, including the pledging of collateral contemplated by the Debt Financing, as may be reasonably requested by Purchaser (including cooperating with, and taking all actions reasonably requested, by Purchaser in order to release any encumbrances or security interests); provided that no obligation of the Companies or any of their Subsidiaries under any such documentation shall be effective until the Closing;
(viii)cooperate reasonably with due diligence, to the extent customary for the financings of the type contemplated by any Debt Commitment Letter and reasonably requested by Purchaser;
(ix)provide all information reasonably requested by Purchaser or the Debt Financing Sources regarding the Companies and their Subsidiaries under applicable “know your customer”, anti-money laundering rules and regulations, the USA PATRIOT Act of 2001 and the Beneficial Ownership Regulation at least four (4) Business Days prior to the Closing Date, in each case, to the extent requested at least ten (10) days prior to the Closing Date;
(x)take all corporate and other similar actions by directors, officers and applicable members of the Company’s management team who will continue as such after the occurrence of the Closing, effective on, subject to and contingent upon the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing on the Closing Date;
(xi)assist with the preparation of any Debt Documents as may be reasonably requested by Purchaser; provided that no obligation of the Companies or any of their Subsidiaries under any such documentation shall be effective until the Closing; and
(xii)cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letter as in effect as of the date hereof or any definitive document relating to the Debt Financing with conditions precedent substantially the same as those set forth in the Debt Commitment Letter as in effect as of the date hereof to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Group Companies.
(b)Notwithstanding the foregoing:
(i)nothing herein shall require such cooperation to the extent it would unreasonably interfere with the operations of Seller or its Subsidiaries, including the Group Companies;
(ii)neither Seller nor any of its Subsidiaries, including the Group Companies, shall be required to pay any commitment or other fee or incur or reimburse any liability or obligation in connection with the Debt Financing (in the case of any Group Company, prior to the Closing);

(iii)neither Seller nor any of its Subsidiaries, including the Group Companies, shall be required to take any action that conflicts with or violates (A) its organizational documents, (B) any contract to which it is a party or (C) any applicable Law;
(iv)neither Seller nor any of its Subsidiaries, including the Group Companies, (nor any director, officer, employee or governing body of any such Person) shall be required to enter into or approve or take any other corporate or organizational action in connection with any Debt Financing (in the case of any Group Company, prior to the Closing) (other than customary authorization or representation letters or auditor engagement letters for purposes of effecting the cooperation envisioned hereunder, including delivering comfort letters);
(v)neither Seller nor any of its Subsidiaries, including the Group Companies, shall be required to prepare any projection or make any other forward looking statement or issue any offering or other information document or provide or deliver any legal opinion;
(vi)neither Seller nor any of its Subsidiaries, including the Group Companies, shall be required to prepare and/or provide pursuant to this Section 7.07(b) (A) any financial statements other than the Financial Statements and the Required Information or (B) any pro forma financial statements (it being understood that, solely with respect to financial information and data derived from the Group Companies’ historical books and records, Seller shall, and shall cause its Subsidiaries, including the Group Companies and its and their respective representatives to, use reasonable best efforts to provide reasonable and customary assistance to Parent with Parent’s preparation of any pro forma financial statements or other pro forma financial information in connection with the Debt Financing, in each case, solely with respect to information regarding the Group Companies, it being agreed that Purchaser shall provide (1) the proposed aggregate amount of Debt Financing, together with assumed interest rates and fees and expenses relating to the incurrence of such Debt Financing and (2) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the transactions contemplated by this Agreement);
(vii)neither Seller nor any of its Subsidiaries, including the Group Companies, shall be required to (A) make any representation, warranty or certification that, in the good faith determination of such Person, is not true or (B) take any action that would (1) cause any condition to the Closing set forth in Section 3.01, Section 3.02 or Section 3.03 to not be satisfied, (2) result in a breach of any representation, warranty or covenant set forth in this Agreement or (3) subject any director, manager, officer or employee of Seller or its Subsidiaries, including the Group Companies, to any actual or potential personal liability;
(viii)neither Seller nor any director, officer, manager or employee thereof shall be required to provide any cooperation that does not pertain to any Group Company (it being understood and agreed that no employee or officer of Seller or its Subsidiaries, including the Group Companies, shall be required to take any action other than on behalf of an applicable Group Company in his or her capacity as such); and
(ix)neither Seller nor any of its Subsidiaries, including the Group Companies, shall be required to provide access to or disclose information that such Person determines would jeopardize any attorney-client privilege or other privilege of Seller or its Subsidiaries, including Group Companies, and that in the event that any such Person does not provide access or information in reliance on this clause, Seller shall provide notice to Purchaser that such access or information is being withheld.
(c)All non-public or other confidential information provided by a Company, Seller or their respective Affiliates or representatives pursuant to this Agreement shall be kept confidential in accordance with the Non-Disclosure Agreement, except that Purchaser will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Non-Disclosure Agreement as if parties thereto; or (ii) are subject to other customary confidentiality undertakings commonly used in the syndication processes of the Debt Financing Sources reasonably satisfactory to Seller. Seller hereby consents, on behalf of itself and its Subsidiaries, to the use of the Companies and their Subsidiaries’ logos in connection with any Debt Financing; provided that such logos are used in a manner consistent with Seller’s guidelines and that is not intended to or reasonably likely to harm or disparage the Companies or their Subsidiaries’ reputation or goodwill.
(d)Purchaser shall indemnify and hold harmless Seller, its Subsidiaries, including the Group Companies, and their respective directors, officers, managers, employees, agents, consultants, advisors and other representatives (collectively, “Related Parties”) from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing, the performance of their respective obligations under this Section 7.07, any Alternative Financing and any information utilized in connection therewith (which, for the avoidance of doubt, shall not include any actions that are taken prior to the date hereof or part of the Reorganization Steps), other than to the extent such losses arise from the bad faith, gross negligence or willful misconduct of Seller or any of its Subsidiaries or their respective representatives as finally determined by a court of competent jurisdiction.
(e)Purchaser shall be solely responsible for all costs and expenses incurred by Seller, its Subsidiaries, including the Group Companies, and their respective Related Parties in connection with the cooperation requested under this Section 7.07 at the request of Purchaser (which, for the avoidance of doubt, shall not include any actions that are taken prior to the date hereof or part of the Reorganization Steps), and Purchaser shall, promptly upon request of Seller, reimburse Seller, its Subsidiaries, including the Group Companies, and their respective Related Parties for all reasonable and documented out-of-pocket costs and expenses incurred by or on behalf of any of Seller, its Subsidiaries, including the Group Companies, and their respective Related Parties in connection therewith.
(f)At the Closing, Seller shall have delivered, or caused to be delivered, the Required Information as of the Closing Date, and such Required Information shall be Compliant as of the Closing Date.
(g)Notwithstanding anything to the contrary herein, except in the case of a willful breach and in the case of Section 7.07(f), the failure of Seller or its Subsidiaries, including the Group Companies, to comply with this Section 7.07 shall not give rise to the failure of a condition precedent set forth in Section 3.01(d) or a termination right pursuant to Section 9.01.
7.08Pre-Closing Assignments. If, prior to the Closing, Seller determines that any one or more assets exclusively related to or used by the Business (other than a Transferred Asset or Excluded Asset) is held by an entity other than a Group Company, Seller shall notify Purchaser of such determination and shall, or shall cause its applicable Affiliate to, assign, convey and transfer to a Group Company designated by Purchaser such asset and all liabilities or obligations arising from or related thereto at or prior to the Closing; provided, that Purchaser and Seller shall mutually agree on such designation (such agreement not to be unreasonably withheld, conditioned or delayed) and, in the absence of agreement, to the extent that Purchaser’s designated approach does not result in (A) any incremental cost (not borne by Purchaser), (B) an extension of the anticipated timing for Closing or (C) any change in the tax treatment, outcome or position for Seller or its Affiliates, then the parties hereto shall use Purchaser’s designation. If, prior to the Closing, Seller determines that any one or more assets primarily related to the Seller Business is held by a Group Company, Seller shall notify Purchaser of such determination and consult with Purchaser in good faith, and shall cause such Group Company to assign, convey and transfer to Seller or its designee such asset and all liabilities or obligations arising from or related thereto at or prior to the Closing; provided, that Seller shall use reasonable best efforts to either separate such asset or assets (and related liabilities) between the Seller Group and the Group Companies (as it or they pertain to the Business or the Seller Business, respectively) or otherwise enter into one or more agreements or arrangements to provide the Business with any necessary access or continuity arrangements with respect to such asset or assets (and the Group Companies shall retain or assume the related liabilities).
7.09Pre-Closing Reorganization
(a)Notwithstanding anything to the contrary set forth herein, subject to the receipt of any necessary Third Party Consents and Governmental Approvals, at or prior to the Closing, Seller shall, and shall cause its applicable Affiliates to, use commercially reasonable efforts to effect and carry out the transactions detailed on Exhibit E hereto, including entering into the PRC Separation Agreements (collectively, the “Reorganization Steps”); provided, that, (i) in the event of inconsistencies between the PRC Separation Agreements and the Reorganization Steps, the PRC Separation Agreements shall control, (ii) notwithstanding anything to the contrary contained in the Reorganization Steps, IPDEV Co. and National Systems, LLC are part of the Seller Group and shall not be Group Companies and (iii) any reference in the Reorganization Steps to “Pizza Hut US Holdings, LLC” shall be deemed to be a referenced to “Pizza Hut US HoldCo LLC”. Seller and Purchaser may mutually agree in writing to changes to Exhibit E at any time prior to the Closing, such agreement not to be unreasonably withheld, conditioned or delayed by either (provided, that, for illustrative purposes only, (1) it shall not be deemed to be unreasonable for Purchaser to withhold consent in the case that such action or change would, or would be reasonably likely to, prevent Purchaser from obtaining the Debt Financing or any Alternative Financing and (2) it shall be deemed to be unreasonable for either party to withhold consent in the case that such action or change would, or would be reasonably likely to, result in incremental costs to the consenting party (and, for the avoidance of doubt, not have any other non-de minimis impact on such Person, the timeline to Closing or the ability to consummate the transactions contemplated hereby) if the requesting party agrees to indemnify or reimburse the consenting party in full for such costs). Each of Seller and Purchaser understands and agrees that any transfers, assignments, sales or other dispositions of assets, interests, rights, capital stock or otherwise, whether from a Group Company to Seller or one or more of its Affiliates, or from Seller or one or more of its Affiliates to a Group Company, shall be made on an “as-is”, “where-is” basis, without representation or warranty of any kind, and without recourse to the recipient thereof, and without recourse to the party making such transfer, assignment, sale or other disposition (it being agreed that the documentation in respect of such transfers shall not limit, modify or otherwise affect any of the representations or warranties, or any remedies of the parties expressly provided hereunder). Any cost, fees, Taxes, expenses or other liabilities relating to, arising out of or resulting from implementing the Reorganization Steps (including the fees of any representative retained by or on behalf of Seller or its Affiliates) shall be at Seller’s sole cost and expense; provided, that the foregoing shall not limit Purchaser’s obligation to bear any incremental Transfer Taxes for which Purchaser is responsible pursuant to Section 12.07. Seller shall (A) provide Purchaser and its representatives with the opportunity to review, comment on, and approve (such approval not to be unreasonably withheld, conditioned or delayed) any agreements or arrangements to be entered into to effectuate the Reorganization Steps that have not been executed prior to the date of this Agreement and (B) keep Purchaser and its representatives reasonably informed on a current basis of the status of the Reorganization Steps.
(b)Without limiting the foregoing, at or prior to the Closing, Seller shall (or shall cause one of its Affiliates to) use commercially reasonable efforts to (i) establish and adopt employee benefit plans (the “Mirror Benefit Plans”) to provide health and welfare benefits to Continuing Employees with terms and conditions that substantially mirror the terms and conditions of the Seller Benefit Plans in which Closing Business Employees participate immediately prior to the Closing, and (ii) establish and sponsor a defined contribution plan qualified under Section 401(a) of the Code with a cash or deferred arrangement under Section 401(k) of the Code (the “Mirror 401(k) Plan”) with terms and conditions that substantially mirror the terms and conditions of Seller’s existing Yum! Brands 401(k) Plan (the Mirror Benefit Plans and Mirror 401(k) Plan together, the “Mirror Plans”). Effective as of the Closing Date and to the extent necessary, Seller shall assign, and the applicable Group Company shall assume, sponsorship of each Mirror Plan.
Article VIII

COVENANTS OF PURCHASER
8.01Access to Books and Records.

(a)From and after the Closing, Purchaser shall, and shall cause each Group Company to, provide Seller and its agents and advisors with reasonable access (for the purpose of examining and copying), during normal business hours, and upon reasonable advance notice, to the Information of the Group Companies or that relate to the Business with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, and upon reasonable advance notice, to employees of each of Purchaser, the Group Companies, and each of their respective Affiliates, (i) for purposes of complying with (A) the terms of this Agreement or any Ancillary Agreement to which Seller or any other member of the Seller Group is a party or (B) any applicable Tax, audit, accounting, financial reporting, disclosure or regulatory requirements (including under applicable securities laws), or (ii) for use in any Proceeding (including any threatened or contemplated Proceeding and preparation for any such Proceeding) (in each case, without limiting any right to discovery, other than any Proceeding between Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates on the other hand); provided, that such access does not unreasonably interfere with the normal operations of the Group Companies, is permissible under applicable Law and does not jeopardize the health and safety of any employee of the Group Companies. Notwithstanding anything to the contrary in this Agreement, none of Purchaser or any of its Affiliates, including the Group Companies, shall be required to provide any access or disclose any information to Seller if such access or disclosure would, in Purchaser’s sole discretion, (x) jeopardize any attorney-client or other legal privilege (provided, that Purchaser shall, and shall cause the Group Companies to use commercially reasonable efforts to make alternative arrangements to disclose such privileged information in a manner that does not waive or violate such privilege), other than any Privileged Information as to which Seller has a shared Privilege or sole right to control the assertion or waiver of such Privilege pursuant to Section 10.12 or (y) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof (provided, that Purchaser shall, and shall cause the Group Companies to use commercially reasonable efforts to make alternative arrangements to disclose such information in a manner that does not waive or violate such Law, fiduciary duty or binding agreement), except, in each case, to the extent reasonably necessary to enforce a party’s rights under this Agreement or any Ancillary Agreement.
(b)From and after the Closing, Seller shall provide Purchaser and its Affiliates and their respective agents and advisors with reasonable access (for the purpose of examining and copying), during normal business hours, and upon reasonable advance notice, to the Information of the Group Companies or that relate to the Business with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, and upon reasonable advance notice, to employees of Seller, (i) for purposes of complying with (A) the terms of any Ancillary Agreement to which Purchaser or any of its Affiliates is a party or (B) any applicable Tax, audit, accounting, financial reporting, disclosure or regulatory requirements (including under applicable securities laws) in which Purchaser controls pursuant to Section 12.04(c), or (ii) for use in any Proceeding (including any threatened or contemplated Proceeding and preparation for any such Proceeding) (in each case, without limiting any right to discovery, other than any Proceeding between Seller or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates on the other hand). Notwithstanding anything to the contrary in this Agreement, none of Seller or any of its Affiliates shall be required to provide any access or disclose any information to Purchaser if such access or disclosure would, in Seller’s sole discretion, (x) jeopardize any attorney-client or other legal privilege (provided, that Seller shall, and shall cause each Company to use commercially reasonable efforts to make alternative arrangements to disclose such privileged information in a manner that does not waive or violate such privilege), other than any Privileged Information as to which Purchaser has a shared Privilege or sole right to control the assertion or waiver of such Privilege pursuant to Section 10.12 or (y) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof (provided, that Purchaser shall, and shall cause each Company to use commercially reasonable efforts to make alternative arrangements to disclose such information in a manner that does not waive or violate such Law, fiduciary duty or binding agreement), except, in each case, to the extent reasonably necessary to enforce a party’s rights under this Agreement or any Ancillary Agreement.
8.02Transaction Personal Data. The parties hereto acknowledge and agree that the Personal Data disclosed or made available by Seller or any Group Company to Purchaser in connection with this Agreement (the “Transaction Personal Data”) is necessary for the purposes of enabling Purchaser to perform its obligations under this Agreement and consummate the transactions contemplated by this Agreement. Purchaser and Seller shall in all material respects, at all times, comply with applicable Data

Privacy Laws in relation to the disclosure, provision and Processing of Transaction Personal Data. Purchaser shall not use or disclose the Transaction Personal Data for any purposes other than those related to the performance of this Agreement, or the consummation of the transactions contemplated by this Agreement, or any other similar purposes or as required or permitted by Law. Purchaser shall take reasonable and appropriate steps to protect the Transaction Personal Data by applying a standard of care at least as protective of such information as Purchaser’s current policies, practices, or procedures applicable to Personal Data and other sensitive data, but in any event by applying at least a reasonable standard of care. If the Closing does not occur, Purchaser shall return to Seller or any Group Company or, at Seller’s request, securely destroy the Transaction Personal Data, including all copies, reproductions, summaries or extracts thereof, within a reasonable period of time. To the extent Seller is required to transfer any Personal Data (including Transaction Personal Data) under this Agreement in connection with the consummation of the transactions contemplated herein pursuant to Section 2.03(a), Section 10.05(b) or otherwise, the parties agree to work together in good faith to enter into any modifications or amendments to this Agreement, or additional agreements, including additional data transfer terms, as may be necessary or appropriate to ensure any such transfers comply with applicable Data Protection Requirements.
8.03Director, Manager and Officer Liability and Indemnification.
(a)For a period of six (6) years after the Closing, Purchaser shall not, and shall not permit the Group Companies to, amend, repeal or otherwise modify any provision in any of the Group Companies’ Governing Documents relating to the exculpation or indemnification of any current or former officers, directors, managers or similar functionaries (each such individual, a “Company Indemnified Party”) (unless to provide for greater exculpation or indemnification or unless required by Law), it being the intent of the parties hereto that the current and former officers, directors, managers and similar functionaries of the Group Companies shall continue to be entitled to such exculpation and indemnification (including with respect to advancement of expenses) to the full extent of the Law. Purchaser agrees and acknowledges that this Section 8.03 shall be binding on Purchaser’s successors and assigns.
(b)If the Group Companies or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Group Companies shall assume all of the obligations set forth in this Section 8.03.
(c)Notwithstanding anything in this Agreement to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any individual who was an officer, director, manager or similar functionary of any Group Company at or prior to the Closing or any other party covered by directors’, managers’ and officers’ liability insurance, on or prior to the sixth (6th) anniversary of the Closing, the provisions of this Section 8.03 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.
(d)The obligations under this Section 8.03 shall not be terminated or modified in such a manner as to affect adversely any indemnitee or exculpee to whom this Section 8.03 applies without the consent of such affected indemnitee or exculpee. The provisions of this Section 8.03 are intended for the benefit of, and will be enforceable by (as express third party beneficiaries), each current and former officer, director, manager or similar functionary of each of the Group Companies and his or her heirs and representatives, successors and assigns and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.
8.04Efforts. On the terms and subject to the conditions of this Agreement, each of Purchaser and Seller will use its respective reasonable best efforts to take, or cause to be taken, any and all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy as promptly as practicable the conditions to the Closing (and refrain from taking any action that would reasonably be expected to have the effect of delaying, preventing or impeding the Closing); provided, that, notwithstanding the generality of this Section 8.04, the matters governed by Section 10.04 shall be exclusively governed by Section 10.04 and this Section 8.04 shall have no impact on such matters; provided, further, that such reasonable best efforts shall not include any requirement to make any non-de-minimis payment or agree to any other material action in connection with satisfying such conditions.
8.05Contact with Business Relations. Purchaser is not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact or communicate with any officer, director, manager, employee (in each case, other than an (i) Authorized Representative or (ii) in connection with the post-Closing role, title, compensation, employee benefits or equity compensation of such officers, directors, managers or employees with the title of Director or above; provided, that either (1) a member of Seller’s human resources department or mergers and acquisitions group or (2) a member of any designated advisor of Seller is either present (whether in person or virtually) for such communications or on copy with respect to all email communications sent by Purchaser); provided, further, that no such representative shall be required if Seller fails to respond to a request for such meeting for a period of 72-hours, or, with respect to the Business or the transactions contemplated hereby, any customer, supplier, franchisee, distributor, lessor, lessee, licensor or other material business relation of the Group Companies or their Affiliates prior to the Closing without the prior written consent and coordination of an Authorized Representative (not to be unreasonably delayed, conditioned or withheld), in each case other than contact made in the ordinary course of business that is unrelated to the transactions contemplated by this Agreement. Purchaser shall be responsible for any breaches of this Section 8.05 by its employees, agents, representatives or Affiliates.
8.06Continuing Confidentiality. Purchaser shall remain bound by that certain Confidentiality Agreement, dated as of November 21, 2025, by and between Seller and LongRange Capital, L.P. (the “Nondisclosure Agreement”), the terms of which are incorporated herein by reference, and it shall be responsible for any breaches of the Nondisclosure Agreement by any of Purchaser’s representatives. The Nondisclosure Agreement will automatically terminate at the Closing, other than Section 7 thereof.
8.07Access and Investigation; Non-Reliance. Each of Purchaser and its respective representatives (a) have had access to and the opportunity to review all of the documents in the Project Eos data room maintained by Datasite (the “Data Room”) on behalf of Seller with respect to the Business, and (b) have been afforded reasonable access to the books and records, facilities and officers, directors, employees and other representatives of the Business for purposes of conducting a due diligence investigation with respect thereto. Purchaser has conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Group Companies and the Business, and, in making its determination to proceed with the transactions contemplated by this Agreement, Purchaser (i) has relied solely on the results of such independent investigation and verification and on the representations and warranties of Seller expressly and specifically set forth in Article IV and Article V, as qualified by the Disclosure Schedules and in the Ancillary Agreements, and (ii) has not relied on any other representations, warranties or statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality, quantity, condition, merchantability, fitness for a particular purpose or conformity to samples) of Seller, the Group Companies or any of their respective Non-Recourse Parties as to any matter concerning Seller, the Business, the Group Companies or any of their respective joint ventures (if any), businesses or operations or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) Purchaser or any of its Non-Recourse Parties in connection with this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any statements, information, documents, projections, forecasts or other material made available to Purchaser or any of its Non-Recourse Parties in certain “data rooms” or presentations, including ”management presentations”) other than the representations set forth in Article IV and Article V. In connection with the transactions contemplated hereby, Purchaser has been represented by, and adequately consulted with, legal counsel of its choice.
8.08R&W Insurance Policy. If Purchaser obtains an R&W Insurance Policy, Purchaser shall ensure that such policy expressly waives any claims of subrogation (except in the case of Fraud (as defined in this Agreement)) against Seller and its Affiliates and their respective employees and agents and shall not amend, waive or otherwise modify the R&W Insurance Policy in any manner that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any action, suit or proceeding against Seller, its Affiliates or any of their respective employees or agents, based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement, or the negotiation, execution or performance of this Agreement, other than in the case of Fraud. Prior to the Closing, Seller and the Group Companies shall, and shall cause their respective Affiliates and representatives to, use commercially reasonable efforts to provide any information and documents reasonably requested in writing to reasonably assist in removing or narrowing any exclusions or limitations under such R&W Insurance Policy, in each case, subject to the parameters of Section 7.02. At or prior to the Closing, Seller shall provide copies of the Data Room to Purchaser.
8.09Guarantees; Other Obligations.
(a)At or prior to the Closing, Purchaser shall use reasonable best efforts to (a) arrange for substitute letters of credit, surety bonds, guarantees and other obligations to replace any Seller Guarantees or (b) assume all obligations under each such Seller Guarantee, obtaining from the creditor, beneficiary or other counterparty a full release (in a form reasonably satisfactory to Seller) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a beneficiary or counterparty in connection with amounts drawn under the Seller Guarantees. To the extent the beneficiary or counterparty under any Seller Guarantee does not accept any such substitute letter of credit, Purchaser guarantee or other obligation proffered by Purchaser, then from and after the Closing, Seller shall maintain and keep in place such Seller Guarantees until such time as they can be replaced in accordance with the foregoing, and Purchaser shall (x) indemnify, defend and hold harmless Seller and its applicable Affiliates against any and all liabilities arising out of, attributable to, incurred or suffered due to Purchaser’s (or any Group Company’s) breach, and reimburse Seller and its applicable Affiliates for, all out-of-pocket amounts paid (including out-of-pocket costs or expenses) in connection with such Seller Guarantees, whether or not any Seller Guarantee is drawn upon or required to be performed, and shall in any event promptly reimburse Seller and its applicable Affiliates to the extent any such Seller Guarantee is called upon and Seller or its applicable Affiliates make any payment or are obligated to reimburse the party issuing the Seller Guarantee and (y) not, without Seller’s prior written consent, amend in any manner adverse to Seller or any of its applicable Affiliates, or extend (or permit the extension of), any Seller Guarantee or any obligation supported by any Seller Guarantee. At the request of Seller, if within three (3) months of the Closing Seller’s or its Affiliates’ obligations under any Seller Guarantee have not been irrevocably released, Purchaser shall use reasonable best efforts to provide Seller and its Affiliates with letters of credit or surety bond(s), issued by an issuer reasonably acceptable to Seller, in an amount equal to Seller’s and its Affiliates’ entire potential liability pursuant to the immediately preceding sentence. No such letter of credit, guarantee or other financial assurance obligation shall expire, terminate or be cancelled until Seller and its Affiliates are irrevocably and unconditionally fully released from the entire potential liability with respect to all Seller Guarantees.
(b)At or prior to the Closing, Seller shall deliver or cause to be delivered to Purchaser at least one (1) Business Day prior to the Closing Date customary documentation as may be reasonably requested by Purchaser to evidence the release of the Group Companies, effective as of the Closing (drafts of which shall have been previously provided to Purchaser), to the extent applicable, from (i) any guarantee or other obligation under the Credit Agreement, and (ii) any Liens on the Equity Interests, the equity interests of the Group Subsidiaries or assets of the Group Companies, in each case, under or in respect of the Credit Agreement (such documentation, the “Release Documentation”).
8.10Solvency After Closing. Assuming that (a) the Group Companies are solvent as of the date hereof and as of immediately prior to the Closing, (b) the accuracy of the representations and warranties set forth in Article IV and Article V, as qualified by the Disclosure Schedules, immediately after the Closing, Purchaser agrees that it shall not, and that it shall cause its Affiliates (including the Group Companies) not to, take or cause to be taken or omit to take any action that is reasonably likely to result in a determination pursuant to applicable Law that, after giving effect to the transactions contemplated hereby (or after giving effect to such transactions and to such other subsequent actions or omissions), Purchaser or any of its Affiliates, including the Group Companies (a) was insolvent at the time of the Closing, (b) became insolvent solely as a result of the transactions contemplated hereby, (c) was left with unreasonably small capital with which to engage in its business as of immediately following the Closing or (d) incurred debts beyond its ability to pay such debts as they mature as of immediately following the Closing, in each case, such that the payment of the Closing Cash Proceeds may be deemed a “fraudulent conveyance” or impermissible dividend or distribution under applicable Law.
Article IX

TERMINATION
9.01Termination. This Agreement may be terminated at any time prior to the Closing only as follows, and in no other manner:

(a)by mutual written consent of Purchaser, on the one hand, and Seller, on the other hand;
(b)by Purchaser, on the one hand, or by Seller, on the other hand, by written notice to the other, upon the issuance by any Governmental Body of an order, decree or ruling or its taking of any other action restraining, enjoining or otherwise prohibiting the performance of this Agreement or the consummation of the transactions contemplated hereby, which order, decree, ruling or any other action shall have become final and non-appealable and which renders the condition set forth in Section 3.03(a) or Section 3.03(b) incapable of being satisfied; provided, that no termination may be made under this Section 9.01(b) if the issuance of such order, decree, ruling or such other action has been primarily caused by or is the primary result of the terminating party’s material breach;
(c)by Purchaser, on the one hand, or by Seller, on the other hand, by written notice to the other, if the Closing shall not have occurred on or before September 16, 2026 (the “Initial Outside Date” and, as may be extended pursuant to this Section 9.01(c), the “Outside Date”); provided that if the conditions set forth in Section 3.03(a) or Section 3.03(b) shall not have been satisfied by the Initial Outside Date, but all other conditions to Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being capable of being satisfied at such time were the Closing to have occurred at such time) have been satisfied or validly waived, then the Initial Outside Date shall be automatically extended to October 16, 2026 (the “First Extended Outside Date”); provided, further, that if the conditions set forth in, Section 3.03(a) or Section 3.3(b) shall not have been satisfied by the First Extended Outside Date, but all other conditions to Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being capable of being satisfied at such time were the Closing to have occurred at such time) have been satisfied or validly waived, then the First Extended Outside Date shall be automatically extended to November 16, 2026 (the “Second Extended Outside Date”, and, in the case of the First Extended Outside Date or the Second Extended Outside Date, as applicable, if so extended, such date shall be the “Outside Date”); provided, however, that no termination may be made under this Section 9.01(c) if the failure to close shall have been primarily caused by or is the primary result of the terminating party’s material breach;
(d)by Purchaser, if Purchaser is not then in material breach of this Agreement, by written notice to Seller, upon a breach of, or failure to perform, any covenant or other agreement on the part of Seller set forth in this Agreement (other than the covenants and agreements set forth in Section 7.07), or if any representation or warranty contained in Article IV or Article V shall be or have become untrue, in either case, such that any of the conditions set forth in Section 3.01(a), Section 3.01(b), Section 3.01(c) or Section 3.01(d) would not be satisfied as of the Closing; provided, however, that, if such breach is capable of being cured prior to the Outside Date, for a period of forty-five (45) days after Purchaser provides written notice of such breach to Seller, Purchaser may not terminate this Agreement under this Section 9.01(d);
(e)by Seller, if Seller is not then in material breach of this Agreement, by written notice to Purchaser, upon a breach of, or failure to perform, any covenant or other agreement on the part of Purchaser set forth in this Agreement, or if any representation or warranty of Purchaser shall be or have become untrue, in either case, such that any of the conditions set forth in Section 3.02(a) or Section 3.02(b) would not be satisfied as of the Closing; provided, however, that, if such breach (other than breach or failure to consummate the Closing when required pursuant to Section 2.05) is capable of being cured prior to the Outside Date, for a period of forty-five (45) days after Seller provides written notice of such breach to Purchaser, Seller may not terminate this Agreement under this Section 9.01(e); or
(f)by Seller, by written notice to Purchaser, if (i) all of the conditions set forth in Section 3.01 and Section 3.03 are satisfied (other than those conditions that, by their terms or by their nature, are to be satisfied by actions taken at the Closing (each of which is capable of being satisfied at the Closing, and subject to the satisfaction of such conditions)), (ii) Seller has irrevocably confirmed to Purchaser, in writing, that (A) all of the conditions set forth in Section 3.01 and Section 3.03 are satisfied or irrevocably waived by Seller (other than those conditions that, by their terms or by their nature, are to be satisfied by actions taken at the Closing (each of which is capable of being satisfied at the Closing)) and (B) Seller is ready, willing and able to consummate the transactions contemplated by this Agreement within two (2) Business Days of such notification and (iii) Purchaser fails to consummate the transactions contemplated by this Agreement within two (2) Business Days after the later of (a) the receipt of such confirmation and (b) the date the Closing should have occurred pursuant to Section 2.05.
9.02Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, written notice thereof shall be given to the other party specifying the provision hereof pursuant to which such termination is made (other than in the case of termination pursuant to Section 9.01(a)) and this Agreement shall become void and of no further force and effect, and there shall be no liability hereunder on the part of any party to this Agreement (or any unitholder, stockholder, director, officer, employee, agent, consultant, Affiliate or Representative of such party) (other than Article I, Section 7.07(c), (d) and (e), Section 8.06, this Section 9.02, Section 9.03, Section 13.01, Section 13.02, Section 13.03, Section 13.04, Section 13.05, Section 13.06, Section 13.07, Section 13.08, Section 13.10, Section 13.11, Section 13.12, Section 13.14, Section 13.16, Section 13.17 and Section 13.18, which shall survive the termination of this Agreement) without any liability or obligation on the part of any party hereto, (a) other than liabilities and obligations under the Nondisclosure Agreement and (b) except that subject to Section 9.03, no such termination shall relieve any party hereto of any liability for damages resulting from any willful breach of this Agreement by such party. In determining losses or damages recoverable upon termination by a party hereto for another party’s breach, the parties hereto acknowledge and agree that such losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by such party hereto, taking into consideration all relevant matters (including other opportunities and the time value of money), which shall be deemed to be damages of such party hereto. The Guarantee shall survive any termination of this Agreement and nothing in this Section 9.02 shall be deemed to affect Seller’s right to specific performance against Guarantor thereunder.
9.03Termination Fee and Related Matters.
(a)If this Agreement is terminated by Seller pursuant to Section 9.01(e) or Section 9.01(f) (or by Purchaser pursuant to Section 9.01(c) at a time when Seller had the right to terminate this Agreement pursuant to Section 9.01(e) or Section 9.01(f)), then Purchaser shall pay to Seller an amount in cash equal to $40,000,000 by wire transfer in immediately available funds (the “Termination Fee”) within one (1) Business Day of such termination, it being understood that in the event the Termination Fee is paid to Seller, (i) the Termination Fee shall be the sole and exclusive remedy of Seller, the Seller Subsidiaries and Seller’s Affiliates, stockholders, officers, directors, employees and other Representatives against Purchaser and its Affiliates, (ii) in no event shall Purchaser be required to pay the Termination Fee more than once, (iii) in no event will Seller or any other such Person seek to recover any other monetary damages or seek any other remedy based on a claim in law or equity with respect to (A) any loss or damage suffered, directly or indirectly, as a result of the failure of the transactions contemplated by this Agreement to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iv) neither Purchaser nor any Affiliates or representatives of Purchaser shall have any further liability or obligation to Seller relating to or arising out of this Agreement or the transactions contemplated hereby. Each of the parties hereto agrees, on behalf of itself and its respective Affiliates, successors and assigns, that (x) the liabilities and damages that may be incurred or suffered by Seller in circumstances in which the Termination Fee is payable are uncertain and difficult to ascertain, (y) the Termination Fee represents a reasonable estimate of probable liabilities and damages incurred or suffered by Seller in these circumstances, and (z) such amount is not excessive or unreasonably large, given the parties’ intent and dealings with each other, and shall not be argued by any party to be or be construed as a penalty, and each party expressly waives any right to argue, assert or claim any of the foregoing in any dispute among the parties and/or any of their respective Affiliates, successors or assigns, arising out of this Agreement.
(b)In the event that this Agreement is terminated, Seller’s right to receive the Termination Fee in circumstances when it is payable pursuant to Section 9.03(a) shall be the sole and exclusive remedy of Seller against Purchaser, the Investors and the Guarantor and their respective former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, unitholders, stockholders, Affiliates and assignees (collectively, but excluding Purchaser, the “Purchaser Related Parties”) for any damages suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder, or for any other matter with respect to this Agreement or the transactions contemplated hereunder, including with respect to any willful breach of this Agreement, and neither Purchaser nor any Purchaser Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereunder, including with respect to any willful breach of this Agreement; provided, that the foregoing shall not limit the ability of Seller to recover reimbursement for fees, costs and expenses or indemnification under Section 7.07(d) or reimbursement for costs and expenses pursuant to Section 9.03(c), and any such reimbursement or indemnification shall not reduce the amount of the Termination Fee. Upon payment of the Termination Fee, Seller shall no longer be entitled to, and hereby waives, any of its rights to seek and obtain specific performance (x) hereunder as and to the extent permitted by Section 13.17 to cause the Closing to occur, (y) against the Guarantor under the Guarantee or (z) against the Investors under the Equity Commitment Letter.
(c)Purchaser acknowledges that the agreements contained in this Section 9.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Seller would not enter into this Agreement. Accordingly, if Purchaser fails promptly to pay any amount due pursuant to this Section 9.03, it shall also pay any reasonable and documented fees, costs and expenses incurred by Seller and its Affiliates (including reasonable and documented fees, costs and expenses of outside legal counsel) in connection with any action taken to collect payment of the Termination Fee. Notwithstanding anything to the contrary contained in this Agreement, (i) in no event shall the aggregate monetary liability for breach of this Agreement by Purchaser pursuant to this Agreement exceed an amount equal to the Termination Fee and (ii) in no event shall Seller be entitled to (A) payment of the Termination Fee on more than one occasion, (B) the payment of monetary liability for breach of this Agreement and the Termination Fee, or (C) both (I) the payment of the Termination Fee (or monetary liability for breach of this Agreement) and (II) the grant of specific performance of Purchaser’s obligations to consummate the Closing, so long as the Closing, as contemplated by this Agreement, occurs in accordance with the terms and conditions of this Agreement.
Article X

ADDITIONAL AGREEMENTS AND COVENANTS
10.01Acknowledgements.
(a)The representations and warranties of Seller and the Group Companies expressly and specifically set forth in Article IV and Article V, as qualified by the Disclosure Schedules, or in any Ancillary Agreement or any certificate expressly required to be delivered by Seller or any Group Company to Purchaser under this Agreement, constitute the sole and exclusive representations, warranties, and statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality, quantity, condition, merchantability, fitness for a particular purpose or conformity to samples) of Seller, the Group Companies or any of their respective Non-Recourse Parties as to any matter concerning Seller, the Business, the Group Companies or any of their respective joint ventures (if any), businesses or operations or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) Purchaser or any of its Non-Recourse Parties in connection with this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any statements, information, documents, projections, forecasts or other material made available to Purchaser or any of its Non-Recourse Parties in any “data rooms” or presentations including ”management presentations”) and all other purported representations and warranties or statements (including by omission) are hereby disclaimed by Seller, on behalf of itself, the Group Companies and each of their respective Non-Recourse Parties, and (i) each of Purchaser and its Non-Recourse Parties has only relied, and will only rely, on the representations and warranties of Seller and the Group Companies expressly and specifically set forth in Article IV and Article V, as qualified by the Disclosure Schedules, or in any Ancillary Agreement or any certificate expressly required to be delivered by Seller or any Group Company to Purchaser under this Agreement, (ii) each of Purchaser and its Non-Recourse Parties hereby expressly and irrevocably acknowledges and agrees that he, she or it has not relied and will not rely on any other representations, warranties or statements (including by omission), and (iii) none of Purchaser or any of its Non-Recourse Parties shall have any claim with respect to their purported use of, or reliance on, any such other representations, warranties or statements (including by omission) on any basis or legal theory whatsoever (whether sounding in contract or tort, at law or in equity, on public policy grounds, under any Law (including under securities Laws), on the basis of “unjust enrichment” or otherwise). Purchaser is otherwise acquiring the Equity Interests and the Business on an “AS IS, WHERE IS” basis. Without in any way limiting the generality of the foregoing, Purchaser acknowledges that there are uncertainties inherent in attempting to make projections, forward looking statements and other forecasts and estimates, and certain business plan information, that Purchaser is familiar with such uncertainties, that Purchaser and its Non-Recourse Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of any such projections, forward looking statements, forecasts, estimates and business plan information provided to (or otherwise acquired by) Purchaser and its Non-Recourse Parties in connection with the transactions contemplated by this Agreement (including the reasonableness of the assumptions underlying such projections, forward looking statements, forecasts, estimates and business plan information). Under no circumstances shall any of the representations and warranties of Seller or the Group Companies made herein be imputed to, or deemed to have been made by, any other Person.
(b)The representations and warranties of Purchaser expressly and specifically set forth in Article VI or in any Ancillary Agreement or any certificate expressly required to be delivered by Purchaser to Seller under this Agreement, constitute the sole and exclusive representations, warranties, and statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality, quantity, condition, merchantability, fitness for a particular purpose or conformity to samples) of Purchaser or any of its Non-Recourse Parties as to any matter concerning Purchaser, businesses or operations or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) Seller or any of its Non-Recourse Parties in connection with this Agreement or the transactions contemplated by this Agreement and all other purported representations and warranties or statements (including by omission) are hereby disclaimed by Purchaser on behalf of itself and each of its Non-Recourse Parties, and (i) each of Seller and its Non-Recourse Parties has only relied, and will only rely, on the representations and warranties of Purchaser expressly and specifically set forth in Article VI or in any Ancillary Agreement or any certificate expressly required to be delivered by Seller or any Group Company to Purchaser under this Agreement, (ii) each of Seller and its Non-Recourse Parties hereby expressly and irrevocably acknowledges and agrees that he, she or it has not relied and will not rely on any other representations, warranties or statements (including by omission), and (iii) none of Seller or any of its Non-Recourse Parties shall have any claim with respect to their purported use of, or reliance on, any such other representations, warranties or statements (including by omission) on any basis or legal theory whatsoever (whether sounding in contract or tort, at law or in equity, on public policy grounds, under any Law (including under securities Laws), on the basis of “unjust enrichment” or otherwise). Under no circumstances shall any of the representations and warranties of Purchaser made herein be imputed to, or deemed to have been made by, any other Person.
10.02Further Assurances. From time to time following the Closing, as and when requested in writing by any party hereto and at such requesting party’s expense, the other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary to evidence and effectuate the transactions contemplated by this Agreement.
10.03Employees and Employee Benefits.
(a)Employee Transfers and Delayed Transfer Employees.
(i)Except as provided in this Section 10.03, effective as of no later than immediately prior to the Closing Date and to the extent applicable, (A) the employment or service of (I) any employee, director or other service provider that is not a Business Employee and (II) each Business Employee that is on a leave of absence due to long-term disability (each, an “Inactive Business Employee”), will be transferred to or continued by, as applicable, Seller or its Affiliates (other than a Group Company) and (B) the employment of each Business Employee (other than an Inactive Business Employee), to the extent employed at such time, will be transferred to or continued by, as applicable, a member of the Group Companies.
(ii)To the extent any Inactive Business Employee returns to active employment within six (6) months following the Closing Date (or such other duration as provided by applicable Law), Purchaser shall, or shall cause its Affiliates (including any

Group Company) to, offer employment to each such Inactive Business Employee on employment terms and conditions that are consistent with this Agreement, to be effective upon the Inactive Business Employee’s return to active employment. Any Inactive Business Employee who commences employment with Purchaser or any of its Affiliates (including, following the Closing Date, any member of the Group Companies) shall be deemed a “Delayed Transfer Employee” for purposes of this Agreement. Notwithstanding anything to the contrary herein, the provisions of Section 10.03 shall apply to and govern the rights and obligations of the parties with respect to Delayed Transfer Employees.
(iii)To the extent required, Seller and the Group Companies agree to execute, and to use their reasonable best efforts to have the applicable employees execute, any such documentation or consents as may be necessary or desirable to reflect or effectuate any such assignments or transfers contemplated by this Section 10.03.
(b)Employee Matters. Notwithstanding anything to the contrary contained herein, (x) Purchaser shall, or shall cause an Affiliate of Purchaser to, assume all liabilities relating to all Closing Business Employees arising in respect of any period on or prior to the Closing and (y) Seller and its Affiliates (other than a Group Company) shall be exclusively responsible for all liabilities with respect to (i) all current and former employees and individual service providers of Seller and its Affiliates, and (ii) any former employees or individual service providers of the Group Companies, in each case, with respect to whom Purchaser or its Affiliates will not assume liabilities under the foregoing clause (x) (such liabilities described in the foregoing clause (y), the “Seller Retained Liabilities”).
(c)Salary and Wages. For a period of twelve (12) months following the Closing Date (the “Continuation Period”), Purchaser shall, or shall cause an Affiliate of Purchaser to, provide each of the Closing Business Employees (each such employee, a “Continuing Employee”), while such Continuing Employee is employed by Purchaser or any of its Subsidiaries, with a base salary or base wage rate, as applicable, and target short-term cash incentive compensation opportunities as a percentage of base salary (provided, that, notwithstanding anything to the contrary herein, nothing herein shall limit or restrict Purchaser or its applicable Affiliate from adjusting the post-Closing performance targets associated with any such cash incentive compensation opportunity; provided, that Purchaser shall not adjust performance targets with respect to performance periods that commence prior to Closing, including with respect to Q3 2026), if applicable, that are no less favorable in the aggregate than the base salary or wage rate and target short-term cash incentive compensation opportunities provided to such employee immediately prior to the Closing.
(d)Employee Benefits. For the period until the end of the calendar year in which the Closing Date occurs, Purchaser shall, or shall cause an Affiliate of Purchaser to, provide each Continuing Employee, while such Continuing Employee is employed by Purchaser or any of its Subsidiaries, with employee benefits (other than defined pension benefits, non-qualified deferred compensation, equity or equity-based compensation arrangements, change in control, retention or severance payments or benefits (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the employee benefits (other than the Excluded Benefits) provided to such Continuing Employee immediately prior to the Closing under any Seller Benefit Plans or Transferred Benefit Plans in which such Continuing Employee participates immediately prior to the Closing Date.
(e)Severance. Without limiting the foregoing provisions of this Section 10.03, Purchaser shall, or shall cause the Group Companies to, pay severance benefits to Continuing Employees whose employment with a Group Company is involuntarily terminated within six (6) months following the Closing Date in amounts no less favorable than the amount of severance benefits to which such persons would have been entitled under the terms of the applicable severance plan or arrangement as in effect as of the Closing Date.
(f)Seller Benefit Plans. Effective as of the Closing Date, except as otherwise specifically provided under the terms of the Seller Benefit Plans or as required by applicable Law or under the Transition Services Agreement, all Continuing Employees shall cease any active participation in, and any benefit accrual under, any Seller Benefit Plan.

(g)Employee Service Credit. Purchaser shall give, or cause the Group Companies to give, each Continuing Employee credit under all benefit plans (other than qualified defined benefit pension plans) that cover the Continuing Employee after the Closing Date (the “Purchaser Plans”), including any vacation and sick leave (to the extent included in Working Capital), and severance policies, for purposes of eligibility, vesting and determining level of benefits and accruals with respect to severance benefits, vacation and sick leave for the Continuing Employee’s service with the Group Companies or any of their Affiliates prior to the Closing Date, to the same extent recognized by a Group Company or any of its Affiliates or predecessors thereof as of the Closing Date; provided, that such credit shall not be given to the extent that it would result in a duplication of benefits for the same period of service.
(h)Employee Benefits Eligibility and Deductibles. Purchaser shall or shall cause the Group Companies to use commercially reasonable efforts to (i) allow Continuing Employees to participate in each plan providing welfare benefits (including medical, life insurance, long-term disability insurance and long-term care insurance) without regard to preexisting condition limitations, waiting periods, evidence of insurability or other exclusions or limitations, and (ii) if coverage for Continuing Employees under any medical plan is terminated prior to the end of the plan year in which the Closing Date occurs, credit the Continuing Employee with any deductible payments, co-payments, and co-insurance paid by such employee under any medical plan(s) during the applicable plan year in which the Closing Date occurs for purposes of determining the extent to which any Continuing Employee has satisfied any deductibles, co-pays or out-of-pocket maximums under any similar replacement plans.
(i)Vacation Pay and Personal Holidays. For the Continuation Period, Purchaser shall, or shall cause its Affiliates to, continue paid time off programs for the benefit of Continuing Employees that are no less favorable than the paid time off programs to which such employee would have been entitled under the terms of the applicable Employee Benefit Plan as in effect as of the Closing Date. Purchaser shall, or shall cause its Affiliates to, recognize and provide all accrued but unused paid-time off of each such Continuing Employee as of the Closing Date solely to the extent that such amounts are included in Working Capital. Neither Seller nor its Affiliates shall have any obligation or liability to pay or provide any payments in respect of paid-time off for Continuing Employees on or after the Closing Date.
(j)Cash Incentives. In accordance with the terms of the Yum! Leaders’ Bonus Program, Pizza Hut Global, Purchaser shall pay each Continuing Employee who is employed as of the Closing, an amount equal to such Continuing Employee’s Performance Bonus Amount, payable in the year following the year in which the Closing occurs and shall honor the performance targets for performance periods that commence prior to Closing, including with respect to Q3 2026.
(k)Seller Equity Awards. Effective as of immediately prior to the Closing, Seller shall take all actions necessary or appropriate to (i) accelerate the vesting of each equity or equity-based award held by a Business Employee that was granted under a Seller Benefit Plan (each, a “Seller Equity Award”) in accordance with applicable terms of the Seller Equity Awards, and (ii) cancel any Seller Equity Award that remains unvested in accordance with applicable terms of the Seller Equity Awards.
(l)No Third Party Beneficiaries. The provisions of this Section 10.03 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director, manager or consultant, or any other individual associated therewith, shall be regarded for any purpose as a third party beneficiary of this Section 10.03. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Employee Benefit Plan or any other “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Purchaser, any Group Company or any of their respective Affiliates; (ii) alter or limit the ability of Purchaser or any Group Company to amend, modify or terminate any Employee Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with Purchaser or any Group Company, or constitute or create an employment agreement with any employee.

10.04Antitrust Notification; Consents.
(a)Seller and Purchaser shall file or cause their respective Affiliates to file with the United States Federal Trade Commission and the United States Department of Justice, as promptly as practicable, but in no event later than ten (10) Business Days following the execution and delivery of this Agreement (unless a later date is mutually agreed by the parties hereto), the notification and report form required for the transactions contemplated hereby in connection therewith pursuant to the HSR Act, which forms shall (if available) specifically request early termination of the waiting period prescribed by the HSR Act. Purchaser shall file or cause its Affiliates to file with any other Governmental Body, as promptly as practicable and before the expiration of any relevant legal deadline, but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, any other filings (including any pre-notification draft), reports, information and documentation as may be required for the transactions contemplated hereby pursuant to any Other Antitrust Regulations set forth on Schedule 10.04(a). Seller and Purchaser shall furnish to each other’s outside counsel such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and any Other Antitrust Regulations. Purchaser shall be responsible for all filing fees payable in connection with the filings described in the first two (2) sentences of this Section 10.04(a). None of Purchaser, Seller, or any of their respective Affiliates shall enter into any agreement with any Governmental Body or extend any waiting period under the HSR Act or any Other Antitrust Regulations, including any voluntary timing agreement or other commitment not to consummate this Agreement and the transactions contemplated hereby for some period of time, without the prior written consent of the other parties hereto (such consents shall not be unreasonably conditioned, delayed, or withheld).
(b)Seller and Purchaser shall: (i) keep each other apprised of the status of any material communications with, and any inquiries or requests for additional information from any Governmental Body with respect to the transactions contemplated hereby; and (ii) comply promptly with any such inquiry or request and supply to any Governmental Body without undue delay any additional information requested with respect to the transactions contemplated hereby. Without limiting the generality of Purchaser’s obligations pursuant to this Section 10.04, Purchaser agrees to take (and cause its Affiliates to take) any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Body or any other Person so as to enable the parties hereto to promptly obtain any clearance required under the HSR Act or any Other Antitrust Regulations for the consummation of this Agreement and the transactions contemplated hereby and expeditiously close the transactions contemplated hereby as promptly as practicable, and in any event by the Outside Date (and for the avoidance of doubt, so as to avoid an in depth or second phase review by the relevant Governmental Body), including proposing, negotiating, offering, and consenting to (by consent decree, hold separate order, or otherwise) any divestiture, sale, license, hold separate, conduct or behavioral relief, prior notice or prior approval provision, or any other relief or remedy in order to obtain clearance from any Governmental Body (each, a “Divestiture Action”); provided, however, that (i) any such Divestiture Action shall be limited to the assets, product lines, and businesses to be acquired by Purchaser pursuant to this Agreement, and shall not relate to, affect, or impair any other assets, product lines, businesses, or activities of Seller and its Affiliates, and (ii) any such Divestiture Action shall be conditioned upon the Closing and the consummation of the transactions contemplated hereby. At the request of Seller, Purchaser and its Affiliates shall be obligated to contest, administratively or in court, any ruling, order, or other action of any Governmental Body or any other Person respecting the transactions contemplated by this Agreement. Prior to the Closing, subject to the terms and conditions of this Agreement, Purchaser shall not (and shall cause its Affiliates not to) acquire or agree to acquire equity or assets of, or other interests in, or merge or consolidate with (or agree to merge or consolidate with), any corporation, partnership, association or other business organization or Person, or any business unit, division, subsidiary or other portion thereof that would reasonably be expected to have the effect of (w) materially increasing the risk of any Governmental Body or Law prohibiting, preventing, restricting or otherwise making unlawful the consummation of the transactions contemplated hereby, (x) materially delaying the satisfaction of the conditions contained in Section 3.03, or (y) otherwise materially delaying or preventing the consummation of the transactions contemplated hereby.
(c)Purchaser shall, upon reasonable consultation with Seller, have decision making authority in regard to devising and implementing the appropriate strategy and course of action with respect to obtaining the consents, approvals, permits, waiting period expirations or authorizations of any

Governmental Body required to consummate the transactions contemplated herein prior to the Outside Date; provided however that Purchaser shall exercise such authority in a manner consistent with its obligations under this Section 10.04. The parties hereto commit to instruct their respective counsel to cooperate with each other and use reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act or any Other Antitrust Regulations at the earliest practicable dates. Such efforts and cooperation include counsel’s undertaking (i) to keep each other appropriately informed of all substantive communications from and to personnel of the reviewing Governmental Bodies, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such Governmental Bodies and the content of any such contacts, correspondence, white papers, or presentations. Neither Seller nor Purchaser shall participate in any pre-arranged substantive meeting or discussion with any Governmental Body with respect to any such filings, applications, investigation, or other inquiry, or initiate any such meeting or discussion, without giving the other party prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Body, the opportunity to attend and participate in such meeting or discussion (which, at the request of either Purchaser or Seller, shall be limited to outside antitrust counsel only). Seller and Purchaser shall each approve the content of any filings (as contemplated by Section 10.04(a)), and material communications, presentations, white papers or other written materials to be submitted to any Governmental Body in advance of any such submission.
(d)Purchaser and Seller shall, and cause their applicable Affiliates to, cooperate and use commercially reasonable efforts to give all notices to, and obtain or cause to be obtained any consents, authorizations and approvals from, any third person other than a Governmental Body that may be reasonably requested by the other party hereto in connection with the transactions contemplated by this Agreement, including pursuant to Section 2.05 (the “Third Party Consents”). Notwithstanding anything in this Agreement to the contrary, neither Seller, Purchaser nor any of their respective Affiliates shall be required to compensate any third party, commence or participate in any action or proceeding or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such Third Party Consent. For the avoidance of doubt, no representation, warranty or covenant of Seller contained in this Agreement shall be breached or deemed breached, and no condition shall be deemed not satisfied, based on (a) the failure to obtain any Third Party Consents or (b) any action or proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such Third Party Consents.
(e)Notwithstanding anything to the contrary herein, nothing in this Section 10.04 (or elsewhere in this Agreement) shall require Purchaser to take any actions with respect to any Affiliate of Purchaser that is a portfolio company (as such terms is commonly understood in the private equity industry) that is directly or indirectly owned or affiliated with or managed or advised by (x) LongRange Capital, L.P. or (y) investment funds or investment vehicles affiliated with, or managed or advised by, LongRange Capital, L.P. (excluding, for the avoidance of doubt, the Business or the Group Companies).
10.05Wrong Pockets.
(a)If at any time after the Closing, Purchaser or any of its Affiliates (including any Group Company) (i) receives, any payment, remittance or other amount or (ii) is in possession of an asset or liability that, in the case of each of clauses (i) and (ii), the terms of this Agreement contemplate being retained by Seller or its Affiliates, including any Excluded Asset or Excluded Liability, then, in each case, Purchaser shall promptly notify Seller of its receipt or possession of such asset or liability and transfer, or cause its applicable Affiliate to transfer, such funds or assets or liabilities to Seller (or its designee) as soon as reasonably practicable upon identification thereof, for no additional consideration and at no cost to Seller; provided, that none of Purchaser or any of its Affiliates shall be required to commence any litigation or offer or pay any non-de minimis amount of money or otherwise grant any non-de minimis accommodation (financial or otherwise) to any third party in connection therewith. Prior to any such transfer, Purchaser shall, or shall cause its applicable Affiliate to, use commercially reasonable efforts to preserve the value of and hold in trust for the use and benefit of Seller (or its designee) such funds or assets and provide to Seller (or its designee) all of the benefits arising from such funds or assets or burdens arising from such liability and otherwise cause such funds or assets or liabilities to be used as reasonably instructed by Seller.

(b)If at any time after the Closing, Seller or any of its Affiliates (i) receives, any payment, remittance or other amount or (ii) is in possession of an asset or liability that, in each case of clauses (i) and (ii), the terms of this Agreement contemplate being transferred to, or acquired by, Purchaser or its Affiliates, including any Transferred Asset or Transferred Liability, then, in each case, Seller shall promptly notify Purchaser of its receipt or possession of such asset or liability and transfer, or cause its applicable Affiliate to transfer, such funds or assets or liabilities to Purchaser (or its designee) as soon as reasonably practicable upon identification thereof, for no additional consideration and at no cost to Purchaser; provided, that neither Seller nor any of its Affiliates shall be required to commence any litigation or offer or pay any non-de minimis amount of money or otherwise grant any non-de minimis accommodation (financial or otherwise) to any third party in connection therewith. Prior to any such transfer, Seller shall, or shall cause its applicable Affiliate to, use commercially reasonable efforts to preserve the value of and hold in trust for the use and benefit of Purchaser (or its designee) such funds or assets and provide to Purchaser (or its designee) all of the benefits arising from such funds or assets or burdens arising from such liability and otherwise cause such funds or assets or liabilities to be used as reasonably instructed by Purchaser. All transfers pursuant to this Section 10.05 shall be treated for all Tax purposes as having occurred prior to the Closing unless otherwise required by applicable Law. No party shall be entitled to duplicative recovery under both this Section 10.05 and Section 10.14 with respect to the same liability.
10.06Insurance.
(a)Seller shall, and shall cause each of its Affiliates to, use commercially reasonable efforts to (i) maintain the coverage provided to Seller or the Group Companies in respect of the Business through Seller’s or its Affiliates’ third-party insurance policies (the “Seller Insurance Policies”), in full force and effect until the Closing, and (ii) prior to the Closing, report to the applicable third-party insurance provider under each such applicable Seller Insurance Policy events, acts, errors, accidents, omissions, incidents, injuries or other forms of occurrences relating to the Business or the properties, assets, operations, employees, officers or directors of the Business, that, in each case, occur prior to the Closing and are (A) potentially covered by an occurrence-based Seller Insurance Policy or (B) covered by any Seller Insurance Policy related to the actions of any Company Indemnified Party subject to indemnification under Section 8.03 (collectively, the “Pre-Closing Occurrences”).
(b)From and after the Closing Date, (i) Seller shall, and shall cause each of its Affiliates to, use commercially reasonable efforts to report in good faith to the applicable insurance provider, all Pre-Closing Occurrences reasonably requested by Purchaser, and otherwise reasonably cooperate with Purchaser and each of its Affiliates to reasonably ensure that applicable claim reporting and other applicable material Seller Insurance Policy requirements are met, in each case, with respect to the Pre-Closing Occurrences and (ii) Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain the benefit of the applicable insurance coverage under any applicable Seller Insurance Policy and pay such benefit to Purchaser; provided that such access to, and the right to make claims under, such insurance policies shall be subject to the terms and conditions of such insurance policies, including any restrictions on coverage or scope, any deductibles, retentions or self-insurance provision, and any fees, costs or other expenses, and shall be subject to the following additional conditions:
(i)Purchaser shall report any potentially insured Pre-Closing Occurrence to Seller, as promptly as practicable and in any event in sufficient time so that such claim may be made in accordance with Seller’s or its Affiliates’ claim reporting procedures in effect immediately prior to the Closing (or as updated following the Closing, following reasonable notice thereof to Purchaser); provided that the failure of Purchaser to give notice as provided in this Section 10.06(b) shall not relieve Seller of its obligations under this Section 10.06 except to the extent such failure materially prejudices Seller’s ability to make a claim under any such policy;
(ii)Premiums and premium increases, and reasonable and documented out-of-pocket fees and expenses incurred by Seller or any of its Affiliates to the extent resulting from any access to, or any claims made by Purchaser or any of its Affiliates under, any Seller Insurance Policy, including any reasonable, documented and out-of-pocket legal fees and allocated claims, expenses or claim handling fees, whether such claims are made by Purchaser, its Affiliates or its or their respective representatives, will, in each case, be promptly reimbursed to Seller by Purchaser;
(iii)Any recovery under any Seller Insurance Policy shall be net of all uninsured, uncovered, unavailable or uncollectible amounts of all such claims made by Purchaser or any of its Affiliates under the policies as provided for under the Seller Insurance Policies (including any deductible, retention or other similar amounts);
(iv)Claims made by Purchaser pursuant to this Section 10.06 will be subject to (and recovery thereon will be reduced by the amount of) any applicable deductibles, retentions or self-insurance provisions under the Seller Insurance Policies. With respect to any deductibles, retentions or self-insurance provisions described in the immediately preceding sentence that require a payment by Seller or any of its Affiliates, Purchaser shall promptly reimburse Seller or such Affiliate for such payment; and
(v)Unless otherwise elected by Seller in writing, claims made by Purchaser pursuant to this Section 10.06 will be administered by Seller or its Affiliates and all communications with any insurance providers in connection with such claims will be managed solely by Seller or its Affiliates.
(vi)Nothing in this Agreement shall limit, waive or abrogate in any manner any rights of Seller or its Affiliates to insurance coverage for any matter, and Seller shall retain the exclusive right to control all of its insurance policies, including the Seller Insurance Policies, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and to amend, modify, terminate or waive any such insurance policies and programs or rights thereunder; provided that, Seller shall provide Purchaser with reasonable prior written notice of, and shall consult in good faith with Purchaser prior to effecting, any amendment, modification, termination or waiver of any such policy or any rights thereunder that would reasonably be expected to materially and adversely affect Purchaser’s or any Group Company’s rights or potential recovery thereunder.
10.07Shared Contracts.
(a)Purchaser acknowledges that Seller or an Affiliate of Seller (other than a Group Company) is a party to, or beneficiary of, certain contracts which relate in part to the Business and in part to any other business or operations of Seller or its Affiliates, other than intercompany agreements, as applicable, which are addressed in Section 7.05 (each, a “Shared Contract”). Purchaser agrees that Shared Contracts shall not be assigned in any way to Purchaser or a Group Company, except to the extent set forth in Section 10.07(b).
(b)Prior to the Closing (at Seller’s sole cost and expense) and during the six (6) months following the Closing (at Purchaser’s sole cost and expense (other than reasonable and documented out-of-pocket legal fees incurred in preparing and executing the actions taken in accordance with this Section 10.07(b), which shall be borne by Seller)), as required, Seller shall (and shall cause its Affiliates to), use commercially reasonable efforts to work (and, if necessary and desirable, to work with any third party to any Shared Contract) to effectuate the separation by amendment, or otherwise modify or replicate (in whole or in part) the respective rights, properties, claims and obligations under and in respect of any Shared Contract set forth on Schedule 10.07(b) so that (x) such contract reflects that, from and after the Closing or such later date agreed by the parties hereto, Purchaser, an Affiliate of Purchaser, or a Group Company, is the beneficiary of the rights, properties and claims and is responsible for the obligations related to the portion of such Shared Contract related to the Business and (y) Seller or an Affiliate of Seller (other than a Group Company) is the beneficiary of the rights, properties and claims and is responsible for the obligations related to such Shared Contract that do not relate exclusively to the Business. To the extent necessary or advisable, Purchaser shall (and shall cause the Group Companies post-Closing to), assist and cooperate with Seller and/or its applicable Affiliates (i) with respect to the foregoing and (ii) with any amendment or termination, as applicable, of any Shared Contract (A) so that such contract reflects that, from and after the Closing, the Group Companies will no longer be Affiliates of Seller or such Affiliate and (B) as applicable, to remove and withdraw any Group Companies as a party to such Shared Contract and surrender any and all rights under such contract. Seller and Purchaser may mutually agree to update Schedule 10.07(b) from time to time prior to the Closing.
(c)Nothing in this Section 10.07 shall require Seller or any of its Affiliates to compensate any third party, commence or participate in any action or proceeding or offer or grant any accommodation (financial or otherwise) to any Person. In no event shall the obligations of Section 10.07(b) be deemed to guaranty that any such amended, modified or replacement contract shall be on the same terms as the Shared Contract.
10.08Transition Services Agreement. On or prior to the Closing, Seller and Purchaser (or its designated Affiliate) shall enter into a transition services agreement, substantially in the form attached hereto as Exhibit D (the “Transition Services Agreement”), pursuant to which, following the Closing, the parties shall agree to the continuation of the performance of certain services between the Group Companies, on the one hand, and Seller or its applicable Affiliates (other than the Group Companies), on the other hand, subject to the terms and conditions set forth therein.
10.09Intellectual Property Matters.
(a)License to Seller Retained Names. The Group Companies may continue to use the Seller Retained Names (i) for consumer-facing purposes for a period not to exceed six (6) months following the Closing and (ii) for all other purposes for a period not to exceed twelve (12) months following the Closing, in each case of (i) and (ii), solely to the extent needed for phase-out purposes and in substantially the same manner that such Seller Retained Names are used in connection with the Business immediately prior to the Closing; provided, that the Group Companies (x) shall not hold themselves out as having any then-current affiliation with Seller, and (y) shall use commercially reasonable efforts to cease all uses of the Seller Retained Names as promptly as reasonably practicable during such period. Following such period, the Group Companies shall not make any use of any of the Seller Retained Names or any names or Trademarks confusingly similar to the foregoing except as otherwise provided in this Section 10.9 or permitted by any Ancillary Agreement, and in furtherance thereof, shall revise all advertising materials and other information and materials, including any internet websites or other electronic communication vehicles and change all signage and stationery, in each case, to remove all use of any Seller Retained Names and to otherwise discontinue all use of any Seller Retained Name; provided, however, that nothing in this Section 10.09 shall prohibit the Group Companies from using any of the Seller Retained Names (1) in a text-only form in new materials created after the Closing Date in connection with historical, tax, employment or similar references to the Business (i) for purposes of prospectus and similar disclosures as are necessary and appropriate to describe the historical relationship of the Group Companies and Seller and its Affiliates (other than the Group Companies) or (ii) as otherwise required to comply with applicable Law or as otherwise permitted under applicable trademark fair-use law or (2) in accounting, finance and other materials that the Group Companies are required to maintain pursuant to applicable Law. None of the Group Companies shall contest the validity, enforceability, or ownership of any of the Seller Retained Names. Notwithstanding anything in this Agreement or the IP Cross License and Joint Ownership Agreement to the contrary, and without limiting the rights otherwise granted in this Section 10.09(a), the Group Companies shall have no obligation to remove, strike-over or otherwise obliterate any use or reference to any Seller Retained Names in (x) any materials or documents stored in archival or electronic backup systems or (y) in any copies of any Contract or in any products or materials (including business papers) to the extent that they are already distributed and no longer and not at any time in Purchaser’s or any of its Affiliates’, including a Group Company’s, possession or control.
(b)Name Change by Group Companies. Within ninety (90) days following the Closing, the Group Companies shall file to change any corporate name that includes a Seller Retained Name to a new corporate name that does not include any Seller Retained Name. The Group Companies shall use reasonable efforts to obtain such name change as soon as practicable within one hundred eighty (180) days following the Closing. Upon reasonable request, Purchaser shall deliver evidence of such name change to Seller, including the filing and receipt documents issued by the Secretary of State of the applicable state or other applicable registrar in connection with such name change.
(c)Name Change by Seller. Within ninety (90) days following the Closing, the Seller shall file to change any corporate name that includes a Group Company Name to a new corporate name that does not include any Group Company Name. Seller shall use reasonable efforts to obtain such name change as soon as practicable within one hundred eighty (180) days following the Closing. Upon reasonable request, Seller shall deliver evidence of such name change to Purchaser, including the filing and receipt documents issued by the Secretary of State of the applicable state or other applicable registrar in connection with such name change.
(d)IP Cross License and Joint Ownership Agreement. On or prior to the Closing, the parties shall enter into a license, substantially in the form attached hereto as Exhibit F (the “IP Cross License and Joint Ownership Agreement”), pursuant to which, following the Closing, the parties shall grant each other a license to certain Intellectual Property and jointly own certain other Intellectual Property, subject to the terms and conditions set forth therein.
10.10Record Retention. From the Closing until the seventh (7th) anniversary thereof, Purchaser shall, and Purchaser shall cause the Group Companies to, and Seller shall, and Seller shall cause its Affiliates to, use commercially reasonable efforts, which shall be no less rigorous than those used for retention of such party’s own information, to retain all information of the other party or that relates to the Business in their respective possession or control at the Closing (including all information stored in applicable servers, databases and physical archival locations) (any such information, “Preserved Information”) in substantial accordance with the policies of Seller as in effect at the Closing, including any legal hold or other document preservation obligation in place as of the Closing (provided, that Seller notifies Purchaser in writing of any such policies). From and after the Closing, Purchaser shall not, and shall not permit any of the Group Companies to, and Seller shall not, and shall not permit any if its Affiliates to, destroy, alter or dispose of, any Preserved Information prior to the end of the retention period set forth above without first notifying Seller and Purchaser, respectively, of the proposed destruction, alteration or disposal and giving Seller and Purchaser, respectively, the opportunity to take possession of such Preserved Information prior to such destruction, alteration or disposal. For the avoidance of doubt, from and after the Closing, Purchaser shall, and shall cause the Group Companies to, and Seller shall, and Seller shall cause its Affiliates to, use reasonable best efforts to maintain and continue their respective compliance with all “litigation holds” applicable to any Preserved Information in its possession for the pendency of the applicable matter, irrespective of any record retention policies. From and after the Closing, Purchaser and Seller shall provide timely notice of any legal hold that may implicate Preserved Information in the possession of Seller or any of its Affiliates and Purchaser or any Group Company, respectively, or any lifting or release of any such legal hold, as may arise following the Closing.
10.11Witness Cooperation. At all times from and after the Closing, each party hereto shall have the right to request in writing (including on behalf of any member of its Group) that the other party make available for consultation or witness purposes, its (or its applicable member of its Group’s) directors, officers, employees, consultants or agents (current and future and, to the extent possible, former) who have expertise or knowledge with respect to the other party’s (or its Group’s) Proceedings or business or products or matters in litigation or alternative dispute resolution to the extent that the requesting party believes any such persons may reasonably be useful or required in connection with any Proceeding, legal, administrative, internal investigation or other proceedings in which the requesting party (or its Group) may from time to time be involved and in a manner that does not unreasonably interfere with such persons’ business activities and day-to-day responsibilities. Upon such request, the affected party shall select a person or persons to provide the requested assistance after conferring in good faith to determine which person or persons should provide such assistance, and, if commercially reasonable, shall use its efforts to make such person or persons available. A party hereto providing a witness to the other party (or its Group) under this Section 10.11 shall be entitled to receive from the recipient of such witness services, upon the presentation of invoices therefor, payments for such amounts relating to supplies, disbursements and other reasonable and documented out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be reasonably incurred and properly paid under applicable legal requirements. Further, any applicable privilege or immunity will be protected and shared only in accordance with Section 10.12. Notwithstanding anything to the contrary in this Section 10.11, with respect to any Tax action or Proceeding, the rights and obligations of the parties shall be governed by Article XII, and this Section 10.11 shall apply only to the extent consistent therewith and solely for purposes of providing factual information or witness testimony to the extent legally required or reasonably requested by the party controlling such Tax action or Proceeding.
10.12Privilege Matters. Subject to Section 13.13:
(a)The parties hereto recognize that legal and other professional services that have been and will be provided prior to the Closing have been and will be rendered for the collective benefit of each of the members of the Seller Group and the Purchaser Group, and that each of the members of the Seller Group and the Purchaser Group should be deemed to be the client with respect to such pre-Closing services for the purposes of asserting all privileges, immunities, or other protections from disclosure which may be asserted under applicable legal requirements, including attorney-client privilege, business strategy privilege, joint defense privilege, common interest privilege, and protection under the work-product doctrine (“Privilege”). The parties hereto shall have a shared Privilege with respect to all Information subject to Privilege (“Privileged Information”) which relates to such pre-Closing services. For the avoidance of doubt, Privileged Information within the scope of this Section 10.12 includes services rendered by legal counsel retained or employed by any party hereto (or any member of such party’s respective Group), including outside counsel and in-house counsel.
(b)The parties hereto recognize that legal and other professional services will be provided following the Closing to each of Seller and Purchaser. The parties hereto further recognize that certain of such post-Closing services will be rendered solely for the benefit of Seller or Purchaser, as the case may be, while other such post-Closing services may be rendered with respect to claims, proceedings, litigation, disputes or other matters which involve both Seller and Purchaser (or a member of their respective Group).
(c)The parties hereto agree, notwithstanding the definition of the Business, as follows:
(i)Seller shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Seller Business, whether or not the Privileged Information is in the possession or under the control of Seller or Purchaser, a member of their respective Group, or agent or representative of either. Seller shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Seller Business resulting from any Proceedings that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under control of Seller or Purchaser, a member of their respective Group, or agent or representative of either.
(ii)Purchaser shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Business, whether or not the Privileged Information is in the possession or under the control of Seller or Purchaser or a member of their respective Group, agent, or representative of either. Purchaser shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Business resulting from any Proceedings that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under control of Seller or Purchaser or a member of their respective Group, agent, or representative of either.
(iii)If Seller and Purchaser do not agree as to whether certain information is Privileged Information, then the information shall be treated as Privileged Information pending resolution of the dispute, and neither party shall waive any privilege or immunity with respect to such information, or disclose such information to any third party, unless and until the dispute is resolved. During the pendency of any such dispute, the party in possession or control of the disputed information shall preserve it in its then-current form and shall not alter, destroy, or dispose of such information. The parties hereto shall utilize the procedures set forth in Section 13.12 to resolve any disputes as to (a) whether any information constitutes Privileged Information and (b) whether any information relates solely to the Seller Business, solely to the Business, or to both the Seller Business and the Business.
(d)Subject to Sections 10.12(e) and 10.12(f), the parties hereto agree that they shall have a shared privilege or immunity with respect to all privileges not otherwise allocated pursuant to

Section 10.12(b), and all privileges and immunities relating to any Proceeding, claims, disputes, or other matters that involve both Seller and Purchaser (or one or more of the members of their respective Group).
(e)The parties hereto agree that no such shared privilege or immunity may be waived by either party or any member of its respective Group without the consent of the other party.
(f)If any dispute arises between Seller and Purchaser, or the members of their respective Group, regarding whether a privilege or immunity should be waived to protect or advance the interests of either party and/or the members of their respective Group, each such party agrees that it shall (i) negotiate with the other applicable party in good faith, (ii) endeavor to minimize any prejudice to the rights of the other party or any of the members of its Group, and (iii) not unreasonably withhold consent to any request for waiver by the other party. Further, each party specifically agrees that it shall not (and shall cause each member of its Group not to), without the other party’s consent, agree to the waiver of a privilege or immunity for any purpose except to protect its own legitimate interests.
(g)Upon receipt by Purchaser or any member of its Group of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of information subject to a shared privilege or immunity or as to which Seller or any member of the Seller Group has the sole right hereunder to assert a privilege or immunity, or if Purchaser obtains knowledge that it or any member of its Group’s current or former directors, officers, agents or employees has received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, Purchaser shall promptly provide notice to Seller of the existence of the request (which notice shall be delivered to Seller no later than three (3) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide Seller with a reasonable opportunity to review the information and to assert any rights it or they may have, including under this Section 10.12 or otherwise, to prevent the production or disclosure of such Privileged Information.
(h)Upon receipt by Seller or by any member of the Seller Group, of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of information subject to a shared privilege or immunity or as to which Purchaser or any member of the Purchaser Group has the sole right hereunder to assert a privilege or immunity or if Seller obtains knowledge that it or any member of its Group’s current or former directors, officers, agents or employees has received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, Seller shall promptly provide notice to Purchaser of the existence of the request (which notice shall be delivered to Purchaser no later than three (3) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide Purchaser with a reasonable opportunity to review the information and to assert any rights it or they may have, including under this Section 10.12 or otherwise, to prevent the production or disclosure of such Privileged Information.
(i)The parties hereto agree that they have or may in the future have common legal interests in (i) the Seller Business and any corresponding legal rights, (ii) the Business and any corresponding legal rights, (iii) the Privileged Information and (iv) the preservation of the protected status of the Privileged Information. The parties hereto have disclosed and exchanged and will disclose and exchange certain Privileged Information between and among themselves in order to further the parties’ common legal interests.
(j)Any furnishing of, or access to, information pursuant to this Agreement is made in reliance on the agreement of Seller and Purchaser to maintain the confidentiality of Privileged Information pursuant to Section 8.06 and Section 10.13 and to assert and maintain all applicable privileges and immunities as set forth in this Section 10.12. The parties hereto further agree that (i) the exchange by Seller or Purchaser (or any member of its respective Group) to the other party (or any member of its Group) of any Privileged Information that should not have been transferred pursuant to the terms of this Agreement shall not be deemed to constitute a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise with respect to such Privileged Information, and (ii) the party receiving (or for which a member of its Group has received) such Privileged Information shall promptly return such Privileged Information to the party (or the applicable member of its Group) who has the right to assert the privilege or immunity.
(k)In furtherance of, and without limitation to, the parties’ agreement under this Section 10.12, Seller and Purchaser shall, and shall cause the applicable members of their respective Groups to, use reasonable efforts to maintain their respective separate and joint privileges and immunities, including by executing joint defense and/or common interest agreements where necessary or useful for this purpose.
(l)In the event of any litigation or dispute between the parties hereto, or any members of their respective Groups, either such party may waive a Privilege in which the other party or member of such Group has a shared Privilege, without obtaining the consent of the other party; provided, that such waiver of a shared Privilege shall be effective only as to the use of Privileged Information with respect to the litigation or dispute between the parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to third parties. The parties hereto agree to treat such information as confidential information in accordance with Section 8.06 and Section 10.13, including, but not limited to obtaining appropriate protective orders and sealing of the information to protect the Privilege as to others. The parties hereto agree to protect the Privileged Information to prevent waivers as to third parties to the fullest extent permitted by law.
(m)The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Seller and Purchaser to maintain the confidentiality of Privileged Information and to assert and maintain any applicable Privilege. The access to Information being granted pursuant to Section 8.01 hereof, the agreement to provide witnesses and individuals pursuant to Section 10.11 hereof and the transfer of Privileged Information between the parties and their respective members of their Group pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.
(n)The provisions of this Section 10.12 shall become effective as of the Closing.
10.13Confidential Information. Without limiting the terms of Section 8.06 and the Nondisclosure Agreement:
(a)From and after the Closing, except as otherwise provided in the Ancillary Agreements, each of Purchaser and Seller shall hold, and shall cause their respective members of their Group and their and their Group’s respective officers, employees, agents, consultants and advisors to hold, in strict confidence (and not to disclose or release or, except as otherwise permitted by this Agreement or any Ancillary Agreement, use, including for any ongoing or future commercial purpose, without the prior written consent of the party to whom the Confidential Information relates (which may be withheld in such party’s sole and absolute discretion, except where disclosure is required by applicable legal requirements)), any and all Confidential Information to the extent concerning or belonging to the other party or its Group that is in the possession of the other party or its Group; provided, that each party may disclose, or may permit disclosure of, Confidential Information (i) to its respective Affiliates and its and their respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such Information for auditing and other non-commercial purposes and are informed of the obligation to hold such Information confidentially and in respect of whose failure to comply with such obligations, the applicable party will be responsible, (ii) if any party or any member of its Group is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other legal requirements or stock exchange rules or is advised by outside counsel in connection with a Proceeding brought by a Governmental Body that it is advisable to do so, (iii) as required in connection with any legal or other proceeding by one party (or its Group) against the other party (or its Group) or in respect of claims by one party (or its Group) against the other party (or its Group) brought in a Proceeding, (iv) as necessary in order to permit a party (or its Group) to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns or (v) as necessary for a party to enforce its rights or perform its obligations under this Agreement or an Ancillary Agreement. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a third party pursuant to clause (ii), (iii) or (v) above, each party hereto, as applicable, shall promptly notify (to the extent permissible by legal requirements) the party to whom the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such affected party a reasonable opportunity to seek an appropriate protective order or other remedy, which such party will cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the party which faces the disclosure requirement shall furnish only that portion of the Confidential Information that is required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded such Confidential Information. Seller further agrees that, from and after the Closing Date, (x) Seller and its Group shall use the Purchaser Group’s Confidential Information solely for the purpose of fulfilling Seller’s obligations hereunder and for no other purpose and (y) Seller and its Group, upon the request of Purchaser, shall promptly return or destroy all information and documents constituting or containing Confidential Information and shall certify such return or destruction to Purchaser, other than information retained for purposes of monitoring or enforcing Seller’s rights hereunder or under any Ancillary Agreement or for taxes or other regulatory needs.
(b)The parties hereto agree that irreparable damage may occur in the event that the provisions of this Section 10.13 were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the parties hereto shall be entitled to seek an injunction or injunctions to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
(c)For the avoidance of doubt and notwithstanding any other provision of this Section 10.13: (i) the disclosure and sharing of Privileged Information shall be governed solely by Section 10.12, and (ii) Information that is subject to any confidentiality provision or other disclosure restriction in any Ancillary Agreement shall be governed by the terms of such Ancillary Agreement.
10.14Indemnification.
(a)From and after the Closing, Purchaser shall defend, indemnify and hold harmless Seller and its Affiliates from and against any and all losses or liabilities arising out of, resulting from or attributable to (and only such portion arising out of, resulting from or attributable to) (i) the Business (including pursuant to any joint contract in effect prior to the Closing to which (A) Seller and/or any of its Subsidiaries (excluding the Group Companies) and (B) one or more Group Companies continue to be party following the Closing), in each case solely to the extent such losses or liabilities occur or arise on or after the Closing and do not result from a breach by Seller or any of its Affiliates of this Agreement or any Ancillary Agreement (so long as such breach has been finally determined by a court of competent jurisdiction and not subject to appeal) (in each case of this clause (i), except to the extent allocated to Seller under this Agreement or any Ancillary Agreement) or (ii) the Transferred Assets and Transferred Liabilities.
(b)From and after the Closing, Seller shall defend, indemnify and hold harmless Purchaser and its Affiliates (including the Group Companies) from and against any and all losses or liabilities arising out of, resulting from or attributable to (and only such portion arising out of, resulting from or attributable to) (i) the Seller Business (including pursuant to any joint contract in effect prior to the Closing to which (A) Seller and/or any of its Subsidiaries (excluding the Group Companies) and (B) one or more Group Companies continue to be party following the Closing), in each case solely to the extent such losses or liabilities occur or arise on or after the Closing and do not result from a breach by Purchaser or any of its Affiliates of this Agreement or any Ancillary Agreement (so long as such breach has been finally determined by a court of competent jurisdiction and not subject to appeal) (in each case of this clause (i), except to the extent allocated to Purchaser under this Agreement or any Ancillary Agreement), (ii) the Excluded Assets and Excluded Liabilities, (iii) Indemnified Taxes, (iv) the Reorganization Steps, (v) any Earnout Obligations in excess of the amount reflected as a deduction in the Closing Cash Proceeds (as finally determined in accordance with Section 2.07), and (vi) the matters set forth on Schedule 10.14(b)(vi).
(c)All claims for indemnification under Section 10.14 shall be asserted and resolved as follows:
(i)For purposes hereof, (i) the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person or Persons having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Section 10.14 (with respect to indemnification, restoration, and reimbursement matters set forth herein) and (ii) the term “Indemnified Person” when used in connection with particular Damages shall mean the Person or Persons having the right to be indemnified with respect to such Damages by another Person or Persons pursuant to this Section 10.14 (with respect to indemnification, restoration, and reimbursement matters set forth herein).
(ii)To make a claim for indemnification under this Section 10.14 (with respect to indemnification, restoration, and reimbursement matters set forth herein), the Indemnified Person shall notify the Indemnifying Person of its claim under this Section 10.14 including (i) the specific details of and specific basis under this Agreement for its claim and (ii) the amount (estimated, as necessary and to the extent feasible) of the loss or liability that has been or may be suffered or incurred by the Indemnified Person (the “Claim Notice”). If the claim for indemnification is based upon a claim by a Third Party against the Indemnified Person (a “Third-Person Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Third-Person Claim and shall enclose a copy of all papers (if any) served with respect to the Third-Person Claim; provided that the failure of the Indemnified Person to give notice of a Third-Person Claim as provided in this Section 10.14(c) shall not relieve the Indemnifying Person of its obligations under this Section 10.14 except to the extent such failure materially prejudices the Indemnifying Person’s ability to defend against the Third-Person Claim.
(iii)In the case of a claim for indemnification based upon a Third-Person Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it will assume and conduct the defense of, at its sole cost and expense, the Third-Person Claim with counsel selected by the Indemnifying Person. If requested by the Indemnifying Person, the Indemnified Person agrees to reasonably cooperate in contesting any Third-Person Claim that the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person). The Indemnified Person may at its own expense, and to the extent reasonably practicable, participate in, but not control, any defense or settlement of any Third-Person Claim controlled by the Indemnifying Person pursuant to this Section 10.14(c) with counsel of its own choosing. The Indemnifying Person shall not, without the written consent of the Indemnified Person (such consent not to be unreasonably withheld, conditioned or delayed), settle or compromise any Third-Person Claim or consent to the entry of any judgment with respect thereto unless (i) the Indemnifying Person pays the full amount of the liability in connection with any such Third-Person Claim, (ii) the settlement, compromise or consent to the entry of such judgment does not involve any Person with whom any Indemnified Person has an ongoing material business or commercial relationship and (iii) such settlement, compromise or judgement includes an unconditional release of the Indemnified Person and would not result in (A) a material and adverse effect on the Indemnified Person, (B) any injunctive or other equitable relief against the Indemnified Party or any restriction or condition on the business or operations of the Indemnified Party, (C) any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party or (D) criminal liability for the Indemnified Party.
(iv)(1) If the Indemnifying Person (i) elects not to defend against, negotiate, settle or otherwise deal with such Third-Person Claim, (ii) fails to comply with the terms of this Section 10.14(c) or to pursue such Third-Person Claim, in either case, in a manner that actually and materially prejudices the Indemnified Person, (iii) contests its obligation to indemnify the applicable Indemnified Person for such Damages under this Agreement, (iv) fails to use commercially reasonable efforts to diligently conduct the defense of such Third-Person Claim, or (v) elects to defend against, negotiate, settle or otherwise deal with such Third-Person Claim but the Indemnified Person reasonably determines in good faith, based on the advice of outside counsel, that an actual conflict of interest exists between the Indemnifying Person and (A) such Indemnified Person with respect to an issue that is significant to the defense of a Third-Person Claim such that the Indemnifying Person could not adequately represent the applicable interests of the Indemnified Person and (B) such conflict of interest cannot be waived, or (2) such Third-Person Claim involves any Person with whom any Indemnified Person has an ongoing material business or commercial relationship, then the Indemnified Person shall have the right to defend against the Third-Person Claim and be represented by counsel of its own choosing with one counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to assume the defense of the Third-Person Claim at any time prior to settlement or final determination thereof.

(v)If the Indemnifying Person does not choose to contest and defend the Third-Person Claim within the timeframe provided for in this Section 10.14(c), or the Indemnifying Person is not entitled to assume the defense Third-Person Claim in accordance with this Section 10.14(c), the applicable Indemnified Person will be entitled to contest and defend the Third-Person Claim, and such fees and costs shall be indemnifiable Damages hereunder; provided, however, that the Indemnifying Person may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Person Claim but the Indemnified Party shall control the investigation, defense and settlement, subject to the provisions herein. An Indemnified Person shall not, without the written consent of the Indemnifying Person, settle or compromise any Third-Person Claim or consent to the entry of any judgment with respect thereto.
(d)In no event shall any Indemnified Person be entitled to duplicate compensation with respect to the same Damages under more than one provision of this Agreement and any Ancillary Agreement.
(e)All payments made by an Indemnifying Person pursuant to this Section 10.14 shall be treated as adjustments to the Enterprise Value for Tax purposes, except as otherwise required by applicable Law.
10.15Occupancy Agreements. On or prior to the Closing, Seller and Purchaser (or, in either case, their designated Affiliate) shall enter into a lease, sublease, or other form of occupancy agreement, in a form mutually agreed by Seller and Purchaser (such agreement not to be unreasonably withheld, conditioned or delayed) and incorporating the terms set forth on Schedule 10.15 (each, an “Occupancy Agreement”), with respect to the locations and leases set forth on Schedule 10.15 (the “Entangled Locations”), pursuant to which, following the Closing, (a) Seller or its applicable Subsidiary shall grant a lease, sublease, or other form of occupancy agreement to Purchaser or its applicable Subsidiary, and (b) Purchaser or its applicable Subsidiary shall grant a lease, sublease, or other form of occupancy agreement to Seller or its applicable Subsidiary, as applicable, for the Entangled Locations, subject to the terms and conditions of each Occupancy Agreement, as applicable.
10.16Restrictive Covenants.
(a)For a period of eighteen (18) months following the Closing, Seller shall not, and shall not permit its controlled Affiliates or its or their respective representatives acting on their behalf to, at any time, directly or indirectly, solicit, knowingly encourage or knowingly induce for employment any employee of any Group Company (the “Restricted Employees”) without the prior written consent of Purchaser (which written consent shall be effective only as to the Person specified therein and to no other Person); provided, however, that this Section 10.16 shall not (i) prohibit Seller or any of its controlled Affiliates from conducting any general solicitation of, search for or advertisement of employment for employees in newspapers, trade publications, websites or other media (including electronic media), so long as (x) such advertisements are not targeted specifically at Restricted Employees, or engaging recruiters or search firms to conduct general employee search activities so long as such recruiters or search firms have not been instructed to and do not specifically solicit any Restricted Employees and (y) no hiring, employing or engaging of any such Restricted Employee occurs in connection with such generalized search or solicitation, (ii) apply to any individual who has not been employed by any Group Company for a period of at least six (6) months prior to the commencement of any solicitation or offer of employment or (iii) apply to any Restricted Employee who was terminated by a Group Company without “cause” or who resigned from employment from a Group Company for “good reason” at least three (3) months prior to the commencement of any solicitation or offer of employment.
(b)For a period of five (5) years following the Closing, Seller shall not, and shall cause its controlled Affiliates not to, manage, operate, control or own an equity interest in any Person engaged in, any Restricted Business to the extent such Restricted Business is located within two (2) miles of any location in which the Group Companies operate the Business as of the Closing. Notwithstanding the foregoing, nothing in this Section 10.16(b) shall prohibit or prevent Seller or any of its Affiliates from: (i) (x) continuing to provide any goods (including menu items) or services provided by Seller or its Affiliates (other than the Business) as of the date hereof or (y) continuing to operate any stores that are part of the Seller Business in the same locations as located in as of the Closing; (ii) exercising its rights or complying with its obligations under this Agreement or any Ancillary Agreement; (iii) engaging in current or prospective business relationships with (A) counterparties to Shared Contracts or (B)

franchisees of the Seller Business, in each case of clauses (A) and (B), not in furtherance of, or with respect to, any Restricted Business; (iv) providing technology, equipment, learning and development or consumer insights services to any Person other than as set forth on Schedule 10.16(b); (v) owning or holding solely as a passive investment not in excess of five percent (5%) in the aggregate of any class of capital stock of any Person if such stock is publicly traded and listed on any national exchange, regardless of whether or not such Person is engaging in the Restricted Business; (vi) owning or holding a passive minority ownership interest in any bona fide investment vehicle or investment fund managed and advised by a third-party that is not Seller or any Affiliate of Seller in which one or more of such vehicle’s or fund’s portfolio companies participates in a Restricted Business, in each case, other than any such investment held by any pension plan sponsored by Seller or any of its Affiliates; or (vii) acquiring any securities or interests (whether by way of a purchase, merger, consolidation or other transaction) in any Person if such Person would otherwise be prohibited under this Section 10.16(b), so long as (I) not more than 25% of the revenues of such Person is derived from a Restricted Business or (II) Seller or its applicable Affiliate converts the business of such Person to one or more of the brands owned or operated by Seller or its Affiliates or divests the portion of the business of such Person that constitutes the Restricted Business within six (6) months following such acquisition; provided, that a primary purpose of such transaction is not to evade the obligations of Seller under this Section 10.16(b) or to engage in a Restricted Business.
(c)From the Closing until the second (2rd) anniversary of the Closing Date, neither Seller, nor Purchaser shall, and each such party shall cause its respective Subsidiaries (including, in the case of Purchaser following the Closing, the Group Companies) not to, directly or indirectly, make any knowing and intentional negative or disparaging public statements or communications, including to any franchisees or counterparties to Shared Contracts regarding (i) with respect to Seller, Purchaser or its Affiliates (to the extent they are known by Seller to be Affiliates of Purchaser) (including the Group Companies) or (ii) with respect to Purchaser, Seller or its Subsidiaries; provided, that nothing in this Section 10.16(c) shall preclude any party from (x) conferring in confidence with its respective advisors and (y) making truthful statements or disclosures (A) in order to enforce such party’s rights under this Agreement or any Ancillary Agreement, (B) in order to provide truthful statement in connection with any Proceeding or (C) as required by applicable Law.
(d)If any provision contained in this Section 10.16 shall, for any reason, be held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 10.16, but this Section 10.16 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that, if any of the restrictions or covenants contained in this Section 10.16 are held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, the parties shall construe and interpret or reform this Section 10.16 to provide for a covenant having the maximum enforceable geographical area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.
(e)Seller acknowledges and agrees that, (i) irreparable damage may occur in the event that the provisions of this Section 10.16 were not performed in accordance with their specific terms, (ii) Purchaser shall be entitled to seek an injunction or injunctions to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which Purchaser is entitled at law or in equity, without being required to provide any bond or other security in connection therewith and (iii) the restricted period applicable to Seller and its Affiliates shall be tolled, and shall not run, during the period of any breach by Seller or any of its Affiliates of this Section 10.16; provided, that a court of competent jurisdiction has issued an injunction with respect to or determined the existence of such breach. Seller further acknowledges and agrees that the restrictive covenants set out in this Section 10.16 are integral to this Agreement.
10.17Proceedings.

(a)Seller and Purchaser acknowledge and agree that Seller shall be entitled to control the defense of the Proceedings set forth on Schedule 10.17(a),  subject to the following: (i) Seller shall conduct the defense of such Proceeding at its sole cost and expense, including all attorneys’ fees, expert fees, court costs and other expenses of defense; (ii) Seller shall keep Purchaser reasonably informed of all material developments to the extent they would reasonably be expected to be material to Purchaser or the Group Companies in each Seller-Controlled Proceeding, (iii) Seller shall not settle, compromise, consent to the entry of any judgment or otherwise dispose of any such Proceeding without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) if such settlement, compromise, judgment or disposition would (A) impose any liability, obligation or restriction on any Group Company or Purchaser, or (B) involve any admission of wrongdoing or violation of Law by any Group Company, and (iv) Purchaser shall, and shall cause the Group Companies to, reasonably cooperate with Seller in the defense of each Seller-Controlled Proceeding, including providing access to documents, information and personnel, at Seller’s cost and expense. For the avoidance of doubt, no settlement of any such Proceeding shall impact Purchaser’s right to indemnification therefore under this Agreement.
(b)Notwithstanding anything to the contrary in this Agreement (including Section 10.14), Purchaser shall be entitled to control, and to settle, compromise or otherwise resolve in its sole discretion and without Seller’s consent, the Proceeding set forth on Schedule 10.17(b) (the “Purchaser-Controlled Proceeding”), provided, that Purchaser and its Affiliates (including the Group Companies) shall not agree to a settlement with respect to the Purchaser-Controlled Proceeding that would (i) impose any liability, obligation or restriction on any member of the Seller Group or (ii) involve any admission of wrongdoing or violation of Law by any member of the Seller Group without Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The terms set forth on Schedule 10.17(b) shall apply to the Purchaser-Controlled Proceeding.
10.18Audit Support. From and after the date hereof until the date that is 180 days after the last day of the fiscal year in which Closing occurs, Seller shall, and shall cause its controlled Affiliates and pertinent advisors to, reasonably cooperate with and reasonably assist Purchaser and its auditors, at no cost or expense to Seller, in connection with the preparation and audit of any financial statements of the Business reasonably necessary (as determined in good faith by Purchaser) for Purchaser to furnish in connection with facilitating the Debt Financing or any Alternative Financing for the fiscal year in which Closing occurs, along with any historical periods as may be reasonably required by Purchaser in connection with the Debt Financing or any Alternative Financing, including by providing reasonable access during normal business hours and upon reasonable advance notice to relevant books, records and personnel and delivering customary management representation letters reasonably requested. It is understood and agreed that any expenses incurred by or on behalf of Seller and its controlled Affiliates in furtherance of the support requested to be provided pursuant to this Section 10.18, including the engagement of any third parties, shall be payable by Purchaser within ten (10) Business Days of receipt of an invoice therefor, and to the extent any such invoices are not so promptly paid, all obligations of Seller pursuant to this Section 10.18 shall cease until such amounts are paid in full. The parties hereto agree that KPMG shall be engaged as Purchaser’s auditor in connection with any audit contemplated by this Section 10.18.
Article XI
NO SURVIVAL OR CLAIMS FOR REPRESENTATIONS, WARRANTIES, OR PRE-CLOSING COVENANTS
11.01Survival. None of the representations or warranties set forth in Article IV, Article V or Article VI shall survive the Closing and each such representation and warranty shall terminate on and as of the Closing, and no claims may be brought with respect to such representations or warranties from or after the Closing other than under an R&W Insurance Policy, Section 10.14 or in the case of Fraud. None of the covenants in this Agreement to the extent required to be performed prior to the Closing shall survive the Closing and each such covenant shall terminate on and as of the Closing, and no claims may be brought with respect to such covenants from or after the Closing other than under an R&W Insurance Policy, Section 10.14 or in the case of Fraud. All other covenants and agreements which are to be performed at or after the Closing shall survive for the time periods specified therein and shall terminate once such covenants are fully performed. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit the rights of Purchaser or any Affiliate thereof under any R&W Insurance Policy, which shall be solely governed by the terms set forth therein, and nothing in this Agreement shall be construed to limit the coverage or remedies available under such R&W Insurance Policy. For the avoidance of doubt, the indemnification obligations of Seller and Purchaser shall survive the Closing in accordance with their terms and shall not be subject to or limited by this Article XI.
11.02Exclusive Remedy.
(a)From and after (i) the date hereof until the Closing, Purchaser’s and its Non-Recourse Parties’ sole and exclusive remedy against the Group Companies, Seller and each of their respective Non-Recourse Parties, whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, shall be solely pursuant to the provisions of Section 9.01, Section 9.02 or Section 13.17 in accordance with the terms hereof, and (ii) the Closing, Purchaser’s and its Non-Recourse Parties’ sole and exclusive remedy against Seller and its Non-Recourse Parties, whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed (whether sounding in contract or tort, or whether at law or in equity, on public policy grounds, under any Law (including under securities Laws), on the basis of “unjust enrichment” or otherwise), shall be solely and exclusively for (A) breach of any agreement or covenant herein expressly surviving, and requiring performance at or after, the Closing to the extent provided in Section 11.01 and the provisions of any Ancillary Agreement that survives the Closing or (B) indemnification obligations expressly provided in Section 10.14. The limits imposed on Purchaser’s and its Non-Recourse Parties’ remedies with respect to this Agreement and the transactions contemplated hereby (including this Section 11.02) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder. None of Purchaser or any of its Non-Recourse Parties may avoid the limitations on liability set forth in this Agreement by seeking damages for breach of contract, tort or pursuant to any other theory of liability.
(b)From and after (i) the date hereof until the Closing, Seller’s and its Non-Recourse Parties’ sole and exclusive remedy against Purchaser and its Non-Recourse Parties, whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, shall be solely pursuant to the provisions of Section 9.01, Section 9.02, Section 9.03 or Section 13.17 in accordance with the terms hereof, and (ii) the Closing, Seller’s and its Non-Recourse Parties’ sole and exclusive remedy against Purchaser and its Non-Recourse Parties (including the Group Companies), whether in any individual, corporate or any other capacity, with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, regardless of the legal theory under which such liability or obligation may be sought to be imposed (whether sounding in contract or tort, or whether at law or in equity, on public policy grounds, under any Law (including under securities Laws), on the basis of “unjust enrichment” or otherwise), shall be solely and exclusively for (A) breach of any agreement or covenant herein expressly surviving, and requiring performance at or after, the Closing to the extent provided in Section 11.01 and the provisions of any Ancillary Agreement that survives the Closing or (B) indemnification obligations expressly provided in Section 10.14. The limits imposed on Purchaser’s and its Non-Recourse Parties’ remedies with respect to this Agreement and the transactions contemplated hereby (including this Section 11.02) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder. None of Seller or any of its Non-Recourse Parties may avoid the limitations on liability set forth in this Agreement by seeking damages for breach of contract, tort or pursuant to any other theory of liability.
(c)Nothing in this Section 11.02 shall limit a party’s right to (i) seek specific performance of the other parties’ obligations hereunder in accordance with Section 13.17 or (ii) bring a claim (and, if successful, recover damages) for Fraud to the extent such Fraud cannot be waived as a matter of Delaware public policy with respect to contracts as contemplated by Abry Partners V, L.P. v. F&W Acquisition LLC, 891 A.2d 1032 (Del. Ch. 2006).

Article XII

TAX MATTERS
12.01Allocation of Certain Taxes. In the case of any Straddle Period, (a) the amount of any Taxes based on or measured by income, withholding, sales, receipts, or payroll of the Group Companies for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date in accordance with the principles set forth in Section 12.02 and Section 12.08 and (b) the amount of other Taxes of the Group Companies for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction (i) the numerator of which is the number of days in the taxable period ending on the Closing Date and (ii) the denominator of which is the number of days in such Straddle Period, provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis.
12.02Seller Prepared Tax Returns. All consolidated, combined, unitary or similar Tax Returns that include Seller or any Affiliate of Seller (other than a Tax Return solely related to a Group Company) as a member of the filing group (such Tax Returns, the “Affiliated Group Tax Returns”) shall be prepared and filed by Seller (or the applicable Seller Affiliate) in its sole discretion and shall not be subject to Purchaser’s review or consent rights under this Section 12.02. Subject to this Section 12.02, Seller shall have the sole right to prepare and file (or cause to be prepared and filed) all Tax Returns of a Group Company other than Affiliated Group Tax Returns that relate solely to a Pre-Closing Tax Period (such Tax Returns, the “Seller Prepared Tax Returns”), including any such Seller Prepared Tax Returns required to be filed after the Closing and, for the avoidance of doubt, any final Tax Returns of Maple Glade for a taxable period ending on or before the Closing Date. Such Affiliated Group Tax Returns and Seller Prepared Tax Returns shall be prepared in the following manner: (A) the taxable year of PH North America shall end (or shall be treated as ending) as of the end of the Closing Date with respect to the Seller Affiliated Group, (B) such Tax Returns shall be prepared and filed in a manner consistent with the past practices and accounting methods of the applicable Group Company, except as otherwise required by applicable Law or expressly provided in this Agreement, (C) to the extent there are Taxes resulting from any transactions or actions occurring on the Closing Date after the Closing, such Taxes shall be allocated to the beginning of the day following the Closing Date applying the “next day rule” pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(B), and shall be included on the income Tax Returns of the Group Company (or any consolidated, combined or unitary group of which the Group Company is a member after the Closing) for such period; provided, that this clause (C) shall not apply to any compensatory payments or related employer payroll, employment, social security or similar Taxes or similar obligations that are obligations of Seller or any member of the Seller Affiliated Group and are paid at or prior to the purchase and sale of the Equity Interests by Seller, any member of the Seller Affiliated Group or any Group Company acting solely as paying agent for Seller or such member of the Seller Affiliated Group, in each case to the extent deductible in a Pre-Closing Tax Period under applicable Law, and (D) to the extent properly allocable to a Pre-Closing Tax Period of a Group Company and deductible by a Group Company, Seller or any member of the Seller Affiliated Group, in such Pre-Closing Tax Period at a “more likely than not” or higher standard of confidence for such position under applicable Law, all deductions resulting from or attributable to the payment of the Transaction Expenses shall be allocated to the taxable period (or portion thereof) ending on or before the Closing Date and included as deductions on the income Tax Returns of a Group Company or the applicable member of the Seller Affiliated Group for such period. No later than ninety (90) days prior to the due date for any Seller Prepared Tax Return (taking into account validly obtained extensions of time to file such Seller Prepared Tax Return), Seller shall deliver a copy of such Seller Prepared Tax Return, together with supporting documentation, to Purchaser for written consent of Purchaser solely with respect to any items on such Seller Prepared Tax Return that could reasonably be expected to adversely affect Purchaser or any Group Company in a Post-Closing Tax Period (which consent shall not be unreasonably withheld, conditioned or delayed). Purchaser shall provide any comments to Seller no later than fifteen (15) days after receipt of such Seller Prepared Tax Return, and if Purchaser does not provide comments within such period, Purchaser shall be deemed to have consented to such Seller Prepared Tax Return. For the avoidance of doubt, Seller shall not be required to delay the timely filing of any Seller Prepared Tax Return as a result of Purchaser’s failure to provide timely comments or consent.

12.03Purchaser Prepared Tax Returns. Purchaser shall prepare or cause to be prepared and file, or cause to be timely filed, at Purchaser’s sole expense, all other Tax Returns of a Group Company that are not Affiliated Group Tax Returns or Seller Prepared Tax Returns, including any Tax Returns of a Group Company for a Straddle Period (the “Straddle Tax Returns”). Any such Tax Return that includes any Pre-Closing Tax Period shall be prepared in accordance with Section 12.01 and, with respect to the portion of such Tax Return relating to any Pre-Closing Tax Period, in a manner consistent with Section 12.02(B), Section 12.02(C) and Section 12.02(D), except as otherwise required by applicable Law. No later than ninety (90) days prior to the due date for any Straddle Tax Return (taking into account validly obtained extensions of time to file such Straddle Tax Return), Purchaser shall deliver a copy of such Straddle Tax Return, together with supporting documentation, to Seller for written consent of Seller with respect to any items on such Straddle Tax Return relating to a Pre-Closing Tax Period or that could reasonably be expected to adversely affect Seller, any Seller Subsidiary or the Seller Affiliated Group (which consent shall not be unreasonably withheld, conditioned or delayed). Seller shall provide any comments to Purchaser no later than fifteen (15) days after receipt of such Straddle Tax Return, and if Seller does not provide comments within such period, Seller shall be deemed to have consented to such Straddle Tax Return. For the avoidance of doubt, Purchaser shall not be required to delay the timely filing of any Straddle Tax Return as a result of Seller’s failure to provide timely comments or consent.’
12.04Tax Proceedings.
(a)Purchaser shall notify Seller in writing upon the receipt of any notice of any pending or threatened claim, audit, notice of deficiency, examination, assessment, or action with respect to (i) any Tax of a Group Company that relates to a Pre-Closing Tax Period within ten (10) days after the receipt by Purchaser or the Group Companies of notice thereof, including any “notice of selection for examination” from the IRS (or similar notice provided by a state or local Tax authority) or (ii) any other claim, audit, examination or administrative or court proceeding that relates to the Taxes of the Group Companies for a Pre-Closing Tax Period.
(b)Seller (or any of its Affiliates) shall have the sole right to control the conduct, defense and settlement of any claim, audit, examination, or administrative or court proceeding relating to any Tax of a Group Company that relates solely to a Pre-Closing Tax Period (other than a Straddle Period) (a “Seller Tax Proceeding”) including any such claim, audit, examination or proceeding relating to any final Tax Return of Maple Glade for a Pre-Closing Tax Period; provided, that Seller shall keep Purchaser reasonably informed with respect to the status of any such Seller Tax Proceeding. Seller (or any of its Affiliates) shall not settle or compromise any such claim, audit, examination, or administrative or court proceeding without first obtaining the prior written consent of Purchaser to the extent such settlement or compromise could reasonably be expected to adversely affect Purchaser or any Group Company in a Post-Closing Tax Period (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing or anything else in this Agreement, the parties agree that, unless Purchaser agrees in writing otherwise, an election pursuant to Section 6226 of the Code (or any other similar provision of state or local Law) shall be made for any claim, audit, examination, or administrative or court proceeding relating to the Group Companies for any applicable Pre-Closing Tax Period or Straddle Period, and Purchaser, Seller, the Group Companies and their respective Affiliates (including any partnership representative or designated individual) shall cooperate in making (or causing to be made) any such election.
(c)Purchaser shall control any other claim, audit, examination, or administrative or court proceeding that relates to Taxes of a Group Company for a Pre-Closing Tax Period that do not relate solely to a Pre-Closing Tax Period, including any claim, audit, examination or administrative or court proceeding that relate both to Taxes of a Group Company that relate solely to a Pre-Closing Tax Period and to Taxes for which Purchaser is responsible (a “Straddle Tax Proceeding”). Purchaser shall keep Seller reasonably informed with respect to the status of any Straddle Tax Proceeding and shall permit Seller to participate, at Seller’s sole cost and expense, in any Straddle Tax Proceeding to the extent relating to Taxes for which Seller may be responsible or that could reasonably be expected to adversely affect Seller, any Seller Subsidiary or the Seller Affiliated Group. Purchaser shall not settle or compromise such claim, audit, examination, or administrative or court proceeding without first obtaining the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

12.05Cooperation on Tax Matters. Notwithstanding anything to the contrary in Section 10.11, following the Closing, Purchaser, on the one hand, and Seller, on the other hand, and their respective Affiliates shall cooperate, at the requesting party’s sole cost, in the preparation of all Tax Returns for any Tax periods, the determination of the Income Tax Liability Amount, the determination and pursuit of any Pre-Closing Tax Refund, and the conduct of any Tax action or Proceeding relating to the Group Companies or the Seller Affiliated Group; provided, however, that such cooperation shall not be construed to limit or override the provisions of Section 12.04, including Seller’s exclusive right to control any Seller Tax Proceeding to the extent provided therein. Such cooperation shall include the retention and, upon the other party’s reasonable request, furnishing prior years’ Seller Prepared Tax Returns or Straddle Tax Returns or return preparation packages containing information relevant to the preparation of such Seller Prepared Tax Returns or Straddle Tax Returns and making employees and representatives available for discussion of such Tax matters or Proceedings. Any cooperation provided pursuant to this Section 12.05 shall be subject to the cost and expense principles set forth in Section 10.11. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to transfer to Purchaser any books, records or information relating to a Seller Prepared Tax Return or related records or workpapers; provided, that Seller shall use commercially reasonable efforts to provide portions of such Seller Prepared Tax Returns, records or workpapers, or redacted versions thereof, to the extent relating solely to Taxes of a Group Company that relate solely to a Pre-Closing Tax Period. For the avoidance of doubt, this Section 12.05 will not require Seller to take or cause to be taken any actions that reasonably could be expected to prevent or delay the consummation of the transactions contemplated by this Agreement or the filing of any Seller Prepared Tax Return.
12.06Post-Closing Actions. Purchaser shall not, without Seller’s prior written consent, cause or permit any Group Company to (i) file or amend any Tax Return with respect to the Group Companies that relates in whole or in part to any Pre-Closing Tax Period, (ii) make, revoke or change any election with respect to any Group Company that has retroactive effect to any Pre-Closing Tax Period, (iii) voluntarily approach any Tax authority, enter into any closing agreement, or surrender any right to claim a refund of Taxes, in each case, with respect to any Taxes or Tax Returns of a Group Company relating to a Pre-Closing Tax Period, (iv) extend the statute of limitations or other period for the assessment or collection of Taxes that relates to a Tax Return of a Group Company for any Pre-Closing Tax Period, (v) compromise, concede or settle any Tax liability of any Group Company relating to a Pre-Closing Tax Period, (vi) take any action relating to Taxes, or that could create adverse Tax consequences to Seller, a Seller Subsidiary (and in each case, any of their direct or indirect equity holders) or the Seller Affiliated Group on the Closing Date after the Closing that is outside the ordinary course of business, or (vii) take any action relating to Taxes that has a principal purpose of reducing, deferring, impairing or eliminating any amount payable to Seller pursuant to Section 12.13, other than as expressly contemplated by this Agreement or required by applicable Law. Furthermore, from the Closing until the close of the taxable year (as determined for U.S. tax purposes) of any Group Company that is characterized as a foreign corporation for U.S. federal income tax purposes, except as required by applicable Law, Purchaser shall not (1) take any action, or fail to take any action, with respect to such Group Companies, which action or failure to act could reasonably be expected to materially increase the earnings and profits (as determined for U.S. tax purposes), or the “subpart F” income or “global intangible low-taxed income” within the meaning of Sections 951 and 951A of the Code, respectively, of such Group Company or any of its parent companies for such taxable year, or (2) enter into any extraordinary transaction with respect to such Group Company or otherwise take any action or enter into any transaction outside the ordinary course of business that would (a) be considered under the Code to constitute the payment of an actual or deemed dividend by such Company, including pursuant to Section 304 of the Code, (b) that would otherwise result in a diminution of foreign Tax credits that, absent such transaction, may be claimed by Seller or any of its Affiliates or (c) change the application of Section 245A of the Code to Seller or any of its Affiliates as compared with such application absent such transaction. At Seller’s request, Purchaser shall (and shall cause its relevant Affiliates to) agree to make an election pursuant to Treasury Regulations Section 1.245A-5(e)(3)(i) to the extent such election is available. For the avoidance of doubt, Seller and its Affiliates shall have no liability or responsibility for, and shall in no way bear the burden of, Taxes of the Group Companies for any Tax period beginning on or after the Closing Date.
12.07Transfer Taxes. Purchaser and Seller shall each be responsible for 50% of the Transfer Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement; provided, that Purchaser shall be responsible for any incremental Transfer Taxes arising from or attributable to Purchaser’s structuring, assignment, financing, post-Closing transfers or other actions of Purchaser. Seller shall prepare and file any related Tax Return with respect to such Transfer Taxes to the extent such Tax Return is required by applicable Law to be filed by Seller or any of its Affiliates and

Purchaser shall cooperate reasonably in the preparation of such Tax Returns. Purchaser will have the right to review, comment on, and consent (not to be unreasonably withheld, conditioned or delayed) to any such Tax Return in respect of Transfer Taxes; provided, that Purchaser shall provide any comments within a reasonable period prior to the due date for such Tax Return. To the extent any such Tax Return is required by applicable Law to be filed by Purchaser or any of its Affiliates, Purchaser shall prepare and file such Tax Return, Seller shall cooperate reasonably in the preparation of such Tax Return, and Seller shall have the right to review, comment on, and consent (not to be unreasonably withheld, conditioned or delayed) to such return in respect of Transfer Taxes; provided, that Seller shall provide any comments within a reasonable period prior to the due date for such Tax Return. Each party shall reimburse the other party for its share of any Transfer Taxes paid by the other party within five (5) Business Days after receipt of reasonable evidence of the amount and payment of such Transfer Taxes.
12.08Post-Closing Transactions Not in the Ordinary Course. Purchaser agrees to report all transactions not in the ordinary course of business occurring on the Closing Date after Purchaser’s purchase of the Equity Interests other than as contemplated by this Agreement (including due to an action taken at the direction of Purchaser) as occurring on the day following the Closing Date; provided, that this Section 12.08 shall not apply to any compensatory payments or related employer payroll, employment, social security or similar Taxes or similar obligations described in Section 12.02(C).
12.09Refunds and Credits. Any Tax refunds (or similar credit or offset against Taxes) with respect to any Pre-Closing Tax Period that are received in cash or credit or utilized after the Closing Date by Purchaser or any Group Company (or any of their respective Affiliates) (any such refund, a “Pre-Closing Tax Refund”) shall be for the account of Seller, except to the extent such Pre-Closing Tax Refund is taken into account in the Income Tax Liability Amount, Working Capital, or otherwise taken into account in calculating the Closing Cash Proceeds as finally determined pursuant to Section 2.07; provided, that a Pre-Closing Tax Refund shall be treated as so taken into account only to the extent of the amount actually included or taken into account in the Income Tax Liability Amount, Working Capital, or the Closing Cash Proceeds, as applicable. Purchaser shall promptly file for, and use commercially reasonable efforts to pursue, each Pre-Closing Tax Refund and shall pay, or cause to be paid, to Seller an amount equal to any refund (or similar credit or offset against Taxes) to which Seller is entitled under this Section 12.09 promptly after receipt or utilization thereof. Such Tax refunds (or similar credit or offset against Taxes) shall be paid net of any Taxes and reasonable out-of-pocket expenses incurred in connection with obtaining, receiving, or paying over such Tax refunds (or similar credit or offset against Taxes received in lieu thereof), and Purchaser shall be entitled to offset any amounts payable to Seller pursuant to this Section 12.09 against any amounts then owed by Seller to Purchaser or any of its Affiliates (including any Group Company) pursuant to Section 10.14(b). The standards governing preparation of Tax Returns that are with respect to Pre-Closing Tax Periods pursuant to Section 12.02 shall apply to the preparation of any claim for a Pre-Closing Tax Refund under this Section 12.09, mutatis mutandis.
12.10Section 338 Election.
(a)Purchaser shall cause PH Supreme Bidco, LLC and Seller shall cause KFC IH to jointly make a timely election under Section 338(h)(10) of the Code (and any corresponding or similar elections under state, local, or non-U.S. Tax Law) with respect to the acquisition of the PH North America Equity Interests (the “PH North America 338(h)(10) Election”).
(b)As soon as practicable after the Closing Date, PH Supreme Bidco, LLC shall prepare and deliver to KFC IH properly completed IRS Forms 8023 for KFC IH’s review and consent (which consent shall not be unreasonably withheld, conditioned or delayed). KFC IH shall provide any comments to PH Supreme Bidco, LLC no later than fifteen (15) days after receipt of such IRS Forms 8023, and if KFC IH does not provide comments within such period, KFC IH shall be deemed to have consented to such IRS Forms 8023. For the avoidance of doubt, PH Supreme Bidco, LLC shall not be required to delay the timely filing of any IRS Form 8023 as a result of KFC IH’s failure to provide timely comments or consent. Promptly after KFC IH’s consent, PH Supreme Bidco, LLC and KFC IH shall execute such IRS Forms 8023 making the PH North America 338(h)(10) Election, and PH Supreme Bidco, LLC shall file such IRS Forms 8023 with the IRS.
(c)Unless otherwise required by a “determination” within the meaning of Section 1313 of the Code, the parties shall prepare and file, and cause their respective Affiliates to prepare and file, all Tax Returns in a manner consistent with the PH North America 338(h)(10) Election. Purchaser and Seller shall cooperate and cause their Affiliates to cooperate with each other to prepare and timely file all forms, returns, elections, schedules and other documents required to effectuate the PH North America 338(h)(10) Election.
(d)Except for the PH North America 338(h)(10) Election expressly required pursuant to this Section 12.10, Purchaser shall not, and shall cause its Affiliates not to, make or cause to be made any election under Section 338(g) or Section 336(e) of the Code, any entity classification election, check-the-box election or other similar election, or any corresponding or similar election under state, local or non-U.S. Tax Law, with respect to any Group Company or any transaction contemplated by this Agreement, in each case, that is effective on or before the Closing Date, without Seller’s prior written consent.
12.11Intended Tax Treatment. Purchaser and Seller intend that, for U.S. federal income tax purposes, the transactions contemplated by this Agreement shall be treated as (i) a sale by PHH of the assets of PH US to American Pie BidCo, LLC, (ii) a sale by PHH of the assets of PH International to PH Supreme Bidco, LLC, (iii) a sale by Maple Glade of the equity interests of PH UK, the equity interests of PH Lux, and the assets of PH South Africa, in each case, to PH Supreme Bidco, LLC, (iv) a sale by KFC IH of the PH North America Equity Interests to PH Supreme Bidco, LLC that, pursuant to the PH North America 338(h)(10) Election, is treated as a deemed sale by PH North America of its assets to PH Supreme Bidco, LLC, and (v) a purchase of the assets of PH Services. Unless otherwise required by a “determination” within the meaning of Section 1313 of the Code, the parties shall prepare and file, and cause their respective Affiliates to prepare and file, all Tax Returns in a manner consistent with such treatment.
12.12Adjustment to Enterprise Value. Purchaser and Seller agree to treat any payment made pursuant to this Agreement as an adjustment to the Enterprise Value for all income Tax purposes, unless otherwise required by applicable Law.
12.13 Seller-Borne Post-Closing Tax Deductions.
(a)Purchaser shall, and shall cause its Affiliates to, claim each Seller-Borne Post-Closing Tax Deduction to the extent such position is supportable at a “more likely than not” or higher standard of confidence under applicable Law. Purchaser shall pay, or cause to be paid, to Seller an amount equal to the actual cash Tax savings realized by a corporate Group Company, corporate Purchaser or an Affiliate that is a corporate taxpayer as a result of any Seller-Borne Post-Closing Tax Deduction, including any reduction in cash Taxes paid or payable, any reduction in estimated Tax payments, or any cash refund or credit actually received by a corporate Group Company, corporate Purchaser or an Affiliate that is a corporate taxpayer, in each case determined on a “with and without” basis assuming that any Seller-Borne Post-Closing Tax Deductions and any net operating loss, credit, carryforward, carryback or other Tax attribute arising therefrom are the last items on the applicable Tax (or any attributes arising therefrom), and without duplication of any Tax benefit, refund, credit, offset or payment amount otherwise taken into account in calculating Closing Cash Proceeds, Working Capital, Indebtedness, Transaction Expenses, the Income Tax Liability Amount or any payment under Section 12.09.
(b)Purchaser shall pay any amount due under this Section 12.13 within five (5) Business Days after the applicable cash Tax savings is realized. Purchaser shall provide Seller, no later than thirty (30) days after filing any Tax Return on which any such Seller-Borne Post-Closing Tax Deduction is claimed or any related Tax attribute is utilized, and annually thereafter with respect to any related Tax attribute that has been generated, but not yet utilized or expired, with a schedule setting forth in reasonable detail the Seller-Borne Post-Closing Tax Deductions claimed, any Tax attributes generated, the calculation of the related cash Tax savings and reasonable supporting documentation, including relevant workpapers and relevant portions of applicable Tax Returns sufficient to permit Seller to review such calculation. Seller shall have thirty (30) days following receipt thereof to review such schedule and notify Purchaser of any dispute. Any disputed amount shall be resolved by the Firm in accordance with the principles set forth in Section 2.07, mutatis mutandis, and Purchaser shall pay any undisputed amount when due and any disputed amount finally determined to be payable to Seller within five (5) Business Days after such final determination.
(c)If any Seller-Borne Post-Closing Tax Deduction or related Tax attribute giving rise to a payment under this Section 12.13 is subsequently disallowed, reduced or deferred pursuant to a final, non-appealable determination by a Tax authority or court or a settlement consented to by Seller, such consent not to be unreasonably withheld, conditioned or delayed, Seller shall repay to Purchaser the portion of the payment previously made to Seller that is attributable to such disallowed, reduced or deferred amount, net of any Tax benefit actually realized by Purchaser or its Affiliates in cash as a result of such repayment. The rights and obligations under this Section 12.13 shall survive until sixty (60) days after the expiration of the applicable statute of limitations for the taxable period in which the relevant Seller-Borne Post-Closing Tax Deduction is claimed or the related Tax attribute is utilized, or, with respect to any related Tax attribute that has not been utilized, until such Tax attribute expires unused.
12.13No Compensation for Pre-Closing Group Relief.
(a)Purchaser acknowledges and agrees that no payment, reimbursement, compensation or other amount shall be payable by Seller or any of its Affiliates to Purchaser, any Group Company or any of their respective Affiliates in respect of any losses, reliefs, deductions, credits, allowances or other Tax attributes of any Group Company attributable to any Pre-Closing Tax Period that are surrendered, transferred, made available, absorbed or otherwise used by Seller or any of its Affiliates, including under any group relief, loss surrender, consolidated, combined, unitary, fiscal unity or similar group Tax regime under applicable Law (such attributes, the “Pre-Closing Group Relief Attributes”), and no Purchaser Indemnified Party shall have any claim under this Agreement in respect thereof.
(b)To the extent applicable Law requires any payment, reimbursement, compensation or other amount in respect of the surrender, transfer, use or absorption of any Pre-Closing Group Relief Attributes, the parties agree that, as between Seller and Purchaser, such requirement is satisfied by the consideration and other arrangements contemplated by this Agreement to the maximum extent permitted by applicable Law. No such payment, reimbursement, compensation or other amount, or any right to receive the same, shall be included in Working Capital, Cash, Indebtedness, the Income Tax Liability Amount, Transaction Expenses, Closing Cash Proceeds or any Pre-Closing Tax Refund, or otherwise give rise to any additional payment, reimbursement, indemnity or other obligation under this Agreement.
(c)As of the Closing, none of the Group Companies shall be party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement.
Article XIII

MISCELLANEOUS
13.01Press Releases and Communications. The initial press release of each party hereto regarding the transactions contemplated by this Agreement and the execution of this Agreement shall be mutually agreed by Purchaser and Seller. Thereafter, neither Purchaser nor Seller shall make, or permit any of their respective Affiliates or representatives to issue or make any press release or public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required to obtain consents and approvals, and to provide such notices, necessary to consummate the transactions contemplated by this Agreement, in each case, to the extent consistent with prior releases or statements, (b) as may be required by a Governmental Body, applicable Law, regulation or the rules of any stock exchange or listing authority on which such disclosing party or any of its Affiliates lists or trades securities (and only to the extent so required), (c) in employee communications or communications with other business relations, in each case, consistent with prior public announcements or (d) to such disclosing party’s direct and indirect equityholders, as applicable, in order that such Persons may provide information about the subject matter of this Agreement and the transactions contemplated herein to their respective investors and prospective investors in connection with their fundraising and reporting activities. Following the consummation of the transactions contemplated herein, in connection with required United States Securities and Exchange Commission filings, regular earnings releases or other investor-related materials, Seller and its Affiliates shall retain the right to disclose the Group Companies’ and the Business’ historical sales and earnings information for the period during which the Group Companies and the Business were owned by Seller.
13.02Expenses. Except as otherwise expressly provided herein or in any Ancillary Agreement, whether or not the Closing takes place, all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses, and travel, lodging, entertainment and associated expenses) incurred in connection with the negotiation and performance of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby shall be paid by the party incurring such fees, costs and expenses. Without limiting the generality of the foregoing and for the avoidance of doubt, Purchaser shall pay any and all expenses relating to (i) any and all expenses related to any R&W Insurance Policy (“R&W Insurance Costs”) and (ii) any and all expenses of the Purchaser and its Affiliates related to the Debt Financing, if any, incurred in connection with the Closing, plus any amounts required to be paid pursuant to Section 7.07(d) and Section 7.07(e).
13.03Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted by electronic mail (so long as such transmission does not generate an error message or notice of non-delivery), (c) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case, to the respective parties hereto at the address set forth below, or at such other address as such party may specify by written notice to the other party hereto:

Notices to Purchaser:
c/o LongRange Capital, L.P. 100 Stamford Place, 3rd Floor Stamford, CT 06902 Attention: * Email: *
with a copy (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Attention: Angelo Bonvino; Cullen L Sinclair Email: abonvino@paulweiss.com; csinclair@paulweiss.com
Notices to Seller:
Yum! Brands, Inc. 7100 Corporate Dr. Plano, Texas 75024 Attention: * Email: *
with a copy (which shall not constitute notice) to:
Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Attention: Michael Aiello; Amanda Fenster Email: Michael.Aiello@weil.com; Amanda.Fenster@weil.com

13.04Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by Purchaser or Seller without the prior written consent of the other party hereto; provided, that at or following the Closing, Purchaser may assign its rights under this Agreement to its lenders as collateral security for their obligations under any of its secured debt financing arrangements or to any of its Affiliates, which assignment in either case will not relieve Purchaser of any of its obligations under this Agreement.
13.05Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement; provided, that in no event may this Agreement be interpreted or enforced without giving effect to the terms and conditions set forth in Section 9.03 and Section 13.14.
13.06Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. The parties hereto hereby agree that time is of the essence with respect to the performance of each of the parties’ obligations under this Agreement. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions hereof. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules or exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Disclosure Schedules, or exhibits in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules, or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. The Disclosure Schedules have been arranged for purposes of convenience in separate schedules corresponding to the sections in Article IV and Article V; provided, that information disclosed on one section of the Disclosure Schedules shall be deemed to be disclosed on another section of the Disclosure Schedules or be deemed to be an exception to another representation and warranty in Article IV or Article V, in each case, if the relevance of such information to such other section of the Disclosure Schedules or such other representation and warranty is reasonably apparent on its face. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The information contained in this Agreement, in the Disclosure Schedules, and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of contract).
13.07Amendment and Waiver. Except as provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits hereto may be amended or waived only in a writing signed by Purchaser and Seller. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.
13.08Complete Agreement. This Agreement and the Ancillary Agreements (and all exhibits and schedules hereto and thereto), the Nondisclosure Agreement, the Equity Commitment Letter and the Guarantee contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties hereto, written or oral, which may have related to the subject matter hereof in any way, including any letter of intent. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement) and will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the parties hereto.
13.09Third Party Beneficiaries. Section 8.03 shall be enforceable by each of the current and former officers, directors, managers or similar functionaries of the Group Companies and his or her heirs and representatives, and Section 13.13 shall be enforceable by the Law Firm. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement to any Person other than (i) the parties to this Agreement, (ii) for purposes of Section 8.03, each of the current and former officers, directors, managers or similar functionaries of the Group Companies and his or her heirs and representatives, (iii) for purposes of Section 13.13, the Law Firm, (iv) for purposes of Section 13.14, the Non-Recourse Parties and (v) for purposes of Section 13.19, the Released Parties. Notwithstanding anything to the contrary in this Section 13.09, nothing in this Section 13.09 shall be deemed to limit any liabilities of the Guarantor to Seller under the Guarantee or serve as a waiver of any right on the part of Seller to initiate any legal proceedings permitted pursuant to, and in accordance with the specific terms of, the Guarantee or the Equity Commitment Letter, as applicable.
13.10Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in two (2) or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by.pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto or to any signed agreement or instrument entered into in connection with this Agreement, or any amendments hereto or thereto, shall re-execute the original form of this Agreement, or the applicable signed agreement, instrument or amendment, and deliver such form to all other parties hereto or thereto. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature.
13.11GOVERNING LAW; CHOICE OF LAW. ALL ISSUES AND QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, INTERPRETATION AND ENFORCEABILITY OF THIS AGREEMENT AND THE ANCILLARY AGREEMENTS AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER AND THEREUNDER SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE. ANY AND ALL ACTIONS AND CAUSES OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, WHETHER SOUNDING IN CONTRACT, TORT OR STATUTE, SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, INCLUDING ITS STATUTES OF LIMITATIONS (EXCEPT AS OTHERWISE EXPRESSLY SET FORTH HEREIN), WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW RULES OR PROVISIONS (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OR STATUTE OF LIMITATIONS OF A JURISDICTION OTHER THAN THE STATE OF DELAWARE.
13.12Exclusive Jurisdiction and Venue; WAIVER OF JURY TRIAL.
(a)Except for disputes, controversies or claims arising under Section 2.07 (which will be resolved in accordance with the dispute resolution provisions set forth therein) or as otherwise explicitly set forth in an Ancillary Agreement, all disputes, controversies or claims arising out of or relating to this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby (whether in contract, tort, equity or otherwise) shall be submitted to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom, or if such court finds that it lacks subject matter jurisdiction, the Superior Court of the State of Delaware and any appellate court therefrom; provided, that if subject matter jurisdiction over the matter that is the subject of the dispute, controversy or claim is vested exclusively in the U.S. federal courts, such dispute or claim shall be heard in the U.S. District Court for the District of Delaware and any appellate court therefrom. Each party hereto (i) waives, to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such dispute, controversy or claim, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such dispute, controversy or claim brought in one of the above-named courts should be dismissed on grounds of forum non-conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other dispute, controversy or claim in any other court other than one of the above-named courts or that this Agreement or any Ancillary Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (ii) agrees not to commence any such dispute, controversy or claim other than before one of the above-named courts. Notwithstanding the previous sentence, a party may commence any dispute, controversy or claim in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party hereto agrees that a final, non-appealable judgment in any dispute, controversy or claim brought as set forth in this Section 13.12 shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law.
(b)Each party hereby irrevocably consents to the service of process by registered mail or personal service in accordance with Section 13.03; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.
(c)EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE (INCLUDING, FOR THE AVOIDANCE OF DOUBT, ANY SEEKING EQUITABLE RELIEF).
13.13Legal Representation. Following consummation of the transactions contemplated hereby, the Group Companies’ current and former legal counsel (including Weil, Gotshal & Manges LLP (“Weil”), Mayer Brown LLP (“Mayer Brown”), Baker McKenzie LLP (“Baker”) and Dinsmore and Shohl LLP (“Dinsmore”, and, together with Weil, Mayer Brown and Baker, the “Law Firm”)) may serve as counsel to each and any of Seller and its Non-Recourse Parties, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of any other Person (including Seller and its Affiliates), and each of the parties hereto (on behalf of itself and each of its Non-Recourse Parties) consents thereto and waives any conflict of interest arising therefrom. The decision to represent any of Seller and its Non-Recourse Parties shall be solely that of the Law Firm. Any attorney-client privilege, work product protection or expectation of confidentiality arising out of or as a result of the Law Firm’s representation of any Group Company to the extent relating to the transactions contemplated by this Agreement (collectively, the “Transaction Privileges”) shall survive the Closing and shall remain in full force and effect; provided, that notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement to which a Group Company is party, the Transaction Privileges and all information, data, documents or communications, in any format and by whomever possessed, covered by or subject to any of the Transaction Privileges (collectively, “Transaction Privileged Materials”) shall, from and after the Closing, automatically be assigned and exclusively belong to, and be controlled by, Seller, except to the extent relating to the Group Companies or the Business other than in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, as to any Transaction Privileged Materials, Purchaser, together with any of its Affiliates (including, following the Closing, the Group Companies), successors or assigns, agrees that no such party may use or rely on any of the Transaction Privileged Materials in any action or claim against or involving any of the parties hereto or any of their respective Non-Recourse Parties after the Closing, and Seller and its Affiliates shall have the right to assert any of the Transaction Privileges against the Group Companies. Purchaser further agrees that, on its own behalf and on behalf of its Subsidiaries (including, following the Closing, the Group Companies), the Law Firm’s retention by or on behalf of the Group Companies shall be deemed completed and terminated without any further action by any Person effective as of the Closing. Purchaser shall cause the Group Companies and each of their future direct and indirect Subsidiaries and its and their successors and assigns that are not signatories to this Agreement to fulfill and comply with the terms of this Section 13.13 and take any and all other steps necessary to effect the agreements in this Section 13.13.
13.14Non-Recourse Parties. Notwithstanding any provision of this Agreement or otherwise, and without limiting the rights of Seller under the Guarantee or Seller or Purchaser under the Equity Commitment Letter, the parties to this Agreement agree on their own behalf and on behalf of their Subsidiaries and Affiliates that no Non-Recourse Party of a party to this Agreement, except to the extent itself a named party to this Agreement, shall have any liability (whether in contract or in tort or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) arising under, in connection with or relating to this Agreement or any Ancillary Agreement or any of the transactions contemplated herein or therein or for any claim based on, in respect of or by reason of this Agreement or the Ancillary Agreements or the preparation, negotiation or execution thereof, and each party to this Agreement waives, releases and agrees (on behalf of itself, its Subsidiaries and Affiliates and any Person claiming by, through or on behalf of any of them) not to assert all such liabilities and claims against any such Non-Recourse Party, except to the extent agreed to in writing by such Non-Recourse Party. Non-Recourse Parties are expressly intended as third-party beneficiaries of this provision of the Agreement.
13.15Deliveries to Purchaser. Purchaser agrees and acknowledges that all documents or other items delivered in writing (including by electronic mail) to Purchaser or its representatives in connection with the transactions contemplated by this Agreement or uploaded and made available in the Data Room on or before the date that is one (1) day prior to the date hereof shall be deemed to have been delivered, provided or made available to Purchaser or its representatives for all purposes hereunder.
13.16Conflict Between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any Ancillary Agreement, this Agreement shall govern and control.
13.17Specific Performance.
(a)The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that each party shall be entitled to enforce specifically the terms and provisions of this Agreement (and, with respect to Seller, the Guarantee and the Equity Commitment Letter, including to cause the Equity Financing to be funded in accordance with the Equity Commitment Letter), or to enforce compliance with, the covenants and obligations of any other party, in any court of competent jurisdiction, and appropriate injunctive relief shall be granted in connection therewith, and no party shall assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, nor that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. Any party seeking an injunction, a decree or order of specific performance shall not be required to provide any bond or other security in connection therewith and any such remedy shall be in addition and not in substitution for any other remedy to which such party is entitled at law or in equity.
(b)Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that Seller shall be entitled to cause the Equity Financing to be funded in accordance with the terms of the Equity Commitment Letter (including as a third party beneficiary of the Equity Commitment Letter) and cause Purchaser to effect the Closing in accordance with Section 2.05 or pay any amounts that may become due hereunder if (and only if), (i) the Debt Financing has been or will be funded at the Closing if the Equity Financing is funded, (ii) all of the conditions set forth in Section 3.01 and Section 3.03 are satisfied or irrevocably waived by Purchaser (other than those conditions that, by their terms or by their nature, are to be satisfied by actions taken at the Closing (each of which is capable of being satisfied at the Closing, and subject to the satisfaction of such conditions)), (iii) Seller has irrevocably confirmed to Purchaser, in writing, that (A) all of the conditions set forth in Section 3.02 and Section 3.03 are satisfied or irrevocably waived by Seller (other than those conditions that, by their terms or by their nature, are to be satisfied by actions taken at the Closing (each of which is capable of being satisfied at the Closing)) and (B) Seller is ready, willing and able to consummate the transactions contemplated by this Agreement as of such date and within two (2) Business Days of such notification and (iv) Purchaser fails to consummate the transactions contemplated by this Agreement within two (2) Business Days after the later of (a) the receipt of such notification and (b) the date the Closing should have occurred pursuant to Section 2.05; provided, further, that, notwithstanding anything in this Section 13.17(b) to the contrary, the conditions set forth in Section 13.17(b)(i) (requiring that the Debt Financing has been or will be funded) shall not limit or restrict in any respect Seller’s right to seek and obtain specific performance of Purchaser’s obligations under Section 7.06.
(c)Purchaser acknowledges and agrees that Seller may pursue both a grant of specific performance under this Section 13.17 and, as an alternative remedy, the payment of the Termination Fee pursuant to Section 9.03; provided, that in no event shall Seller be permitted or entitled to receive both (i) a grant of specific performance resulting in the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof and (ii) the Termination Fee or any other amounts payable pursuant to Section 9.03.
13.18Relationship of the Parties. Nothing in this Agreement shall be deemed to constitute the parties hereto as joint venturers, alter egos, partners or participants in an unincorporated business or other separate entity, nor in any manner create any principal-agent, fiduciary or other special relationship between the parties hereto. No party shall have any duties (including fiduciary duties) towards any other party hereto except as specifically set forth herein.
13.19Release.
(a)Effective as of the Closing (but only if the Closing actually occurs), except (i) for any rights or obligations under this Agreement or the Ancillary Agreements or any intercompany arrangements between Seller or its Affiliates, on the one hand, and any Group Company or any of its Affiliates, on the other hand, that survive the Closing pursuant to this Agreement, (ii) for any rights to indemnification or exculpation provided for in the organizational documents of Purchaser or its Affiliates, including after the Closing, any Group Company, or claims with respect thereto and (iii) in the case of Fraud, Purchaser on behalf of itself and each of its Affiliates (including, after the Closing, the Group Companies but excluding any other “portfolio company” of Purchaser or its Affiliates) and each of its current, former and future officers, directors, managers, employees, partners, members, equityholders, advisors, successors and assigns solely in their respective capacities as such (collectively, the “Purchaser Releasing Parties”), to the fullest extent permitted under applicable Law, hereby irrevocably and unconditionally releases and forever discharges Seller and its Affiliates (excluding the Group Companies) and each of their respective current, former and future officers, directors, partners, managers, members, equityholders, successors and assigns (collectively, the “Seller Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort, contribution or otherwise) which the Purchaser Releasing Parties may have against each of the Seller Released Parties, now or in the future, in respect of any cause, matter or thing, to the extent relating to Group Companies, the Business or the transactions contemplated hereby, in each case, occurring on or arising prior to the date of the Closing Date. From and after the Closing and notwithstanding any applicable statute of limitations, Purchaser, on behalf of itself and each Purchaser Releasing Party, covenants and agrees that no Purchaser Releasing Party shall assert any such claim waived and released by the Purchaser Releasing Parties against the Seller Released Parties. Nothing in this Section 13.19(a) shall release claims against Business Employees of the Group Companies with respect to actions or omissions of such Persons in their capacity as such.
(b)Effective as of the Closing (but only if the Closing actually occurs), except (i) for any rights or obligations under this Agreement or the Ancillary Agreements or any intercompany arrangements between Seller and its Affiliates, on the one hand, and any Group Company or any of its Affiliates, on the other hand, that survive the Closing pursuant to this Agreement, (ii) for any rights to indemnification or exculpation provided for in the organizational documents of Purchaser or its Affiliates, including after the Closing, any Group Company, or claims with respect thereto and (iii) in the case of Fraud, Seller on behalf of itself and each of its Affiliates and each of its current, former and future officers, directors, managers, employees, partners, members, equityholders, advisors, successors and assigns solely in their respective capacities as such (collectively, the “Seller Releasing Parties”), to the fullest extent permitted under applicable Law, hereby irrevocably and unconditionally releases and forever discharges Purchaser and its Affiliates (including the Group Companies) and each of their respective current, former and future officers, directors, partners, managers, members, equityholders, successors and assigns (collectively, the “Purchaser Released Parties” and together with the Seller Released Parties, the “Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort, contribution or otherwise) which the Seller Releasing Parties may have against each of the Purchaser Released Parties, now or in the future, in respect of any cause, matter or thing, to the extent relating to Group Companies, the Business or the transactions contemplated hereby, in each case, occurring on or arising prior to the date of the Closing Date. From and after the Closing and notwithstanding any applicable statute of limitations, Seller, on behalf of itself and each Seller Releasing Party, covenants and agrees that no Seller Releasing Party shall assert any such claim waived and released by the Seller Releasing Parties against the Purchaser Released Parties. Nothing in this Section 13.19(b) shall release claims against Business Employees with respect to actions or omissions of such Persons in their capacity as such, but only if such claims are brought as counterclaims in connection with any claim made by any such Business Employee.
(c)Each Released Party to whom this Section 13.19 applies shall be a third-party beneficiary for purposes of this Section 13.19.
13.20Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, Seller, on behalf of itself, its controlled Affiliates and the Group Companies, hereby:
(a)agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing and/or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to be the exclusive jurisdiction of such court;
(b)agrees that any such proceeding shall be governed by, construed and enforced in accordance with the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the applicable definitive document relating to the Debt Financing;
(c)without limiting the rights of any person under the documentation governing the Debt Financing (including any commitment letter relating thereto), agrees not to bring or support or permit any of its controlled Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;
(d)agrees that service of process upon Seller or the Group Companies in any such proceeding shall be effective if notice is given in accordance with Section 13.03;
(e)irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal proceeding in any such court;
(f)knowingly, intentionally and voluntarily waives, to the fullest extent permitted by law, trial by jury in any proceeding brought against any Debt Financing Source in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performances of any services thereunder;
(g)without limiting the rights of any Person under the documentation governing the Debt Financing (including any commitment letter relating thereto), agrees that none of the Debt Financing Sources will have any liability to Seller, its controlled Affiliates or the Group Companies (in each case, for the avoidance of doubt, other than Purchaser and its Subsidiaries) relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise;
(h)agrees that in no event shall it be entitled to an injunction, specific performance, or any other equitable remedy to enforce or seek to enforce Purchaser’s or any of its Affiliates’ rights to enforce specifically their respective rights under any debt commitment letter entered into in connection with the Debt Financing; and
(i)agrees that the Debt Financing Sources are express third party beneficiaries of, and may rely upon and enforce, any of the provisions of this Section 13.20 and that such provisions and the definition of “Debt Financing Source” (or any other provision of this Agreement, the amendment, modification, waiver or alteration of which has the effect of modifying such provisions or definition) shall not be amended in any way that is adverse to any Debt Financing Source without the prior written consent of such Debt Financing Source.
Notwithstanding the foregoing, nothing in this Section 13.20 shall in any way limit or modify the rights and obligations of Purchaser or any Affiliate thereof under this Agreement or any Debt Financing Source’s obligations to Purchaser or any Affiliate thereof under any debt commitment letter or to Purchaser (and following the Closing Date, any Group Company) under the definitive agreements governing the Debt Financing. This Section 13.20 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

Seller:
Yum! Brands, Inc.

By:	/s/ Chris Turner
Name:	Chris Turner
Its:	Chief Executive Officer

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

Purchaser:
Toppings TopCo, LLC

By:	/s/ Robert Berlin
Name:	Robert Berlin
Its:	President